

Think Outside

2020 PROXY STATEMENT

Notice of 2020 Annual Meeting of Shareholders
Thursday, April 30, 2020
9:00 a.m. Central Time

POLARIS







Scott W. Wine
Chairman of the Board and Chief Executive Officer

March 13, 2020

Dear Fellow Shareholders:

Thank you for your investment in Polaris. It is a privilege to lead this team of 14,000 dedicated Polaris employees in creating sustainable value for our shareholders. We are committed to long-term progress for our customers, the environment and all stakeholders, and our focus on execution enabled us to drive key actions in 2019.

We refreshed the Polaris brand and launched Think Outside, framing our story in a way that respects our rich history and connects us with our current consumers while inviting new ones into the Polaris community. Over the next decade, we aim to grow our Polaris customer base by 50%. We will bring current powersports consumers over to the Polaris brand, use Polaris Adventures to introduce new customers to the sport, and, through our diversity outreach efforts, attract a new class of people to the industry for family fun, entertainment, and work. Our refreshed brand and Think Outside will help us accomplish that goal.

Winning the competitive battle requires the right leaders, which led us to promote Polaris veterans Steve Menneto and Mike Dougherty to lead Off Road Vehicles (ORV) and Motorcycles, respectively. I am confident these two seasoned executives will drive positive change for customers and shareholders.

We have invested substantially to support our businesses for long-term growth, partially financed by savings from our strategic sourcing initiatives. We invested to enhance our digital capabilities, which included hiring Vic Koelsch, our first Chief Digital Officer and advancing exciting customer solutions through our LaunchPad innovation lab. We continue to invest heavily in product quality and safety, while simultaneously increasing investment in R&D, which drives customer centric innovation like the Indian Challenger, Factory Choice vehicle customization, Ride Command Group Ride, and our new AutoDrive Slingshot.

I am proud of the work our team did in 2019, but more excited about the foundation they laid for better results going forward. By effectively countering tariffs, increased competition, regulatory complexity, and rapidly changing technology, we are well positioned for 2020 and I am confident that we can deliver on our goals and continue to drive strong returns over the long term.

We hope that we can count on your continued support as an investor or customer—ideally both—and invite you to attend our annual meeting on April 30th or give us feedback any time of year.

Sincerely,







John Wiehoff
Lead Independent Director

March 13, 2020

Dear Fellow Shareholders:

On behalf of the entire Board of Directors, thank you for your investment in Polaris. As stewards of your capital, we take seriously our commitment to oversee the company's strategy and to deliver long-term sustainable value for our shareholders. I want to highlight a few important steps we took in 2019 towards our strategic goals.

First, we heightened our focus on risk oversight as our business becomes more complex. In addition to stewarding the Company's long-term strategy, the Board provides oversight of product quality and safety, cybersecurity, global trade, environmental, social and governance, and legal and regulatory matters. We also enhanced our Enterprise Risk Management process and charged Board committees and executive officers with accountability for key risks coming out of our ERM process. We encourage you to read about these changes in the pages that follow.

Second, we launched Geared for Good to provide centralized, strategic senior-level oversight of the Company's corporate social responsibility efforts. Geared for Good is now managed by a team of senior executives, led by our General Counsel, Lucy Clark Dougherty. The team is focusing on the areas that are most important to our stakeholders—safety and ethics, our people, customer loyalty, and environmental sustainability. Our Corporate Governance and Nominating Committee is also taking an active role in guiding the company's Geared for Good effort.

Third, with input from our ongoing engagement with shareholders, we continued to evolve our compensation practices. In consultation with the Compensation Committee, Scott and his team made significant adjustments to the Company's equity compensation program to reduce the dilution this plan has on shareholders. We are confident that we are now appropriately calibrated for the longer term.

Finally, we continued to refresh our Board with the addition of Gwynne Shotwell, who contributes significant technical, product safety and operational expertise. Your Board is now 30% female, has an average age of only 58 years, and four of the nine independent directors were added in the past five years. More importantly, we have a highly dedicated and thoughtful Board, and with the diversity of backgrounds and the mix of fresh thinking and experience, we think we have the right Board to oversee the Company's long-term strategy.

We know there is more work ahead, but we are proud of the progress in 2019. We remain confident that Scott and his team—together with your refreshed, highly engaged, and diverse Board—are positioning Polaris for long-term success.

We are sincerely grateful for your continued investment in Polaris and hope you will give us your voting support on the items described in this proxy. Your vote and your feedback are important to us. On behalf of our Board of Directors, thank you again for your confidence, support and investment in Polaris.

Sincerely,

John Wiehoff



Polaris Inc.
2100 Highway 55
Medina, Minnesota 55340

Notice of Annual Meeting of Shareholders

Thursday, April 30, 2020
9:00 a.m. Central Time

Polaris Inc. (Polaris or the Company) will hold its 2020 Annual Meeting of Shareholders (the Annual Meeting) on Thursday, April 30, 2020 at 9:00 a.m. Central Time. The Annual Meeting will be completely virtual. You may attend the meeting, submit questions, and vote your shares electronically during the meeting via live webcast by visiting *www.virtualshareholdermeeting.com/PII2020*. You will need the 16-digit control number that is printed in the box marked by the arrow on your Notice of Internet Availability of Proxy Materials or proxy card to enter the Annual Meeting. We recommend that you log in at least 15 minutes before the meeting to ensure you are logged in when the meeting starts. The proxy materials were either made available to you over the Internet or mailed to you beginning on or about March 13, 2020. At the meeting, our shareholders will be asked to:

1. Elect three Class II directors for three-year terms ending in 2023.

2. Approve the Amended and Restated 2007 Omnibus Incentive Plan (the Plan) to increase the number of shares of our common stock authorized for awards from 24,325,000 to 27,775,000.

3. Ratify the selection of Ernst & Young LLP as our independent registered public accounting firm for fiscal 2020.

4. Submit an advisory vote to approve the compensation of our Named Executive Officers.

5. Act on any other matters that may properly come before the meeting.

Only shareholders of record at the close of business on March 2, 2020 may vote at the Annual Meeting or any adjournment thereof.

By Order of the Board of Directors

Lucy Clark Dougherty

Lucy Clark Dougherty
Senior Vice President – General Counsel, Chief Compliance Officer, and Secretary
March 13, 2020

How to Participate in the Virtual Meeting



PARTICIPATE VIA THE INTERNET
To attend the virtual meeting, visit www.virtualshareholdermeeting.com/PII2020



VOTING DURING THE MEETING
To vote your shares during the meeting, click on the vote button provided on the screen and follow the instructions provided



SUBMITTING QUESTIONS
Questions may be submitted live during the meeting by typing them in the dialog box provided on the bottom corner of the screen

For technical assistance on the day of the Annual Meeting, call the support line at 800-586-1548 (Toll Free) or 303-562-9288 (International Toll)

Other Ways to Vote Your Shares



INTERNET
Go to http://www.proxyvote.com and follow the instructions (have the proxy card or internet notice in hand when you access the website)



TELEPHONE
Dial 1-800-690-6903 and follow the instructions (have the proxy card in hand when you call)



MAIL
If you received paper copies of our proxy materials, mark your selection on the enclosed proxy card, date and sign your name, and promptly mail the proxy card in the postage-paid envelope provided

Please see page 65 for proxy voting deadlines.

YOUR VOTE IS IMPORTANT!
**IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE
2020 ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON APRIL 30, 2020.**

Our Proxy Statement for the 2020 Annual Meeting of Shareholders and our Annual Report on Form 10-K for the fiscal year ended December 31, 2019 are available at https://materials.proxyvote.com/731068.

Table of Contents

Proxy Statement Summary

2020 Annual Meeting of Shareholders



Date and Time
Thursday, April 30, 2020
9:00 a.m. Central Time



Place
www.virtualshareholdermeeting.com/PII2020



Proxy Mailing Date
March 13, 2020



Record Date
March 2, 2020

Voting Roadmap

Proposals	Board Recommendation	Details
Proposal 1 – Elect three Class II directors for three-year terms ending in 2023	**FOR**	Page 16
Proposal 2 – Approve the Amended and Restated 2007 Omnibus Incentive Plan to increase the number of shares of our common stock authorized for awards from 24,325,000 to 27,775,000	**FOR**	Page 51
Proposal 3 – Ratify the selection of Ernst & Young LLP as our independent registered public accounting firm for fiscal 2020	**FOR**	Page 57
Proposal 4 – Advisory vote to approve the compensation of our Named Executive Officers	**FOR**	Page 60

HOW TO VOTE YOUR SHARES



INTERNET
Go to http://www.proxyvote.com and follow the instructions (have the proxy card or internet notice in hand when you access the website)



TELEPHONE
Dial 1-800-690-6903 and follow the instructions (have the proxy card in hand when you call)



MAIL
If you received paper copies of our proxy materials, mark your selection on the enclosed proxy card, date and sign your name, and promptly mail the proxy card in the postage-paid envelope provided

Please see page 65 for proxy voting deadlines.

Director Nominees and Continuing Directors

Name	Age	Director Since	Independent	Audit Committee	Compensation Committee	Corporate Governance and Nominating Committee	Technology Committee
Nominees for election at the 2020 Annual Meeting (Class II Term Ending 2023)							
George W. Bilicic*	56	2017	Yes	X		X	X
Gary E. Hendrickson	63	2011	Yes		✔	X	
Gwenne A. Henricks	62	2015	Yes	X			X
Directors with terms expiring in 2022 (Class I)							
Bernd F. Kessler	61	2010	Yes			X	X
Lawrence D. Kingsley	57	2016	Yes		X		X
Gwynne E. Shotwell	55	2019	Yes	X			X
Scott W. Wine	52	2008	No				X
Directors with terms expiring 2021 (Class III)							
Annette K. Clayton	56	2003	Yes		X		✔
Kevin M. Farr*	62	2013	Yes	✔			X
John P. Wiehoff[1]	58	2007	Yes		X	✔	

X   Member   ✔   Chair   *   Financial Experts
(1)   Lead Independent Director

Business and Strategic Overview

At Polaris, we remain committed to being a customer-centric highly efficient growth company. Our senior management team, with oversight from our Board of Directors, has developed a clear vision and strategy for our long-term growth.

Vision & Strategy

VISION
Fuel the passion of riders, workers and outdoor enthusiasts around the world by delivering innovative, high quality vehicles, products, services and experiences that enrich their lives.

STRATEGIC PURPOSE
Polaris is committed to being a customer centric, highly efficient growth company. We relentlessly pursue product superiority, safety and value improvement in all that we do. We enhance the lives of customers around the world by providing the best off-road and on-road vehicles and related offerings for recreation, transportation and work. Our winning advantages are our innovative culture and dedicated team, operational speed and flexibility, and passion to create quality products and experiences.

Guiding Principles

Best People, Best Team
Safety & Ethics Always
Customer Loyalty

Strategic Objectives

BEST IN POWERSPORTS PLUS
Industry leading organic growth

ACCELERATING GLOBAL GROWTH
Profitability increase international revenue %

PRODUCTIVITY POWERHOUSE
Consistently improve earnings leverage and asset utilization

GROWTH THROUGH ADJACENCIES
Strategic acquisitions and new market expansion

SAFETY & QUALITY AS A COMPETITIVE ADVANTAGE
Continuously drive customer and dealer satisfaction

Performance Priorities

Growth
Margin Expansion
Product & Quality Leadership
LEAN Enterprise

SALES CAGR >5% | NET INCOME CAGR >15% through 2022

2019 Performance Highlights

Our performance highlights from 2019 demonstrate how we continue to successfully execute against our strategy.

NET INCOME
$324M
↓ 3%

SALES
$6.783B
↑12%

EPS
$5.20
↓ 1%

ROIC
Achieved Strong
ROIC of ~13%

MARKET SHARE
Strong PG&A sales, exceeded $1 billion (PG&A plus powersports aftermarket brands)

GROSS PROFIT
Gross profit margin
24.3%
Year-on-year margin improvement excluding tariffs/FX

2019 SALES BY SEGMENT

| 62% | 13% | 9% | 9% | 7% |



- **Off-Road Vehicles/Snowmobiles**
  - Side-by-Side
  - ATVs
  - Snowmobiles
- **Aftermarket**
  - TAP/other aftermarket brands
- **Boats**
  - *Bennington*
  - *Rinker*
  - *Godfrey*
  - *Hurricane*
- **Motorcycles**
  - *Indian*
  - *Slingshot*
- **Global Adjacent Markets**
  - Electric vehicles
  - Commercial vehicles
  - Polaris Adventures

Corporate Governance Highlights

Our commitment to good corporate governance stems from our belief that a strong governance framework creates long-term value for our shareholders, strengthens Board and management accountability, and builds trust in Polaris and its brands.



INDEPENDENCE	GENDER DIVERSITY	AVERAGE AGE	AVERAGE TENURE
10% Non-independent	30% Women	40% >60	30% >10 years
90% Independent	**30%** Women	**58** years	**8** years
90% Independent	70% Men	20% ≤55 / 40% 56-60	40% ≤5 years / 30% 6-10 years

Corporate Governance – What We Do

✔	Independent and diverse Board
✔	Majority voting standard
✔	Executive sessions of independent directors before and/or after each Board meeting
✔	Excellent meeting attendance
✔	Substantive annual Board and committee self-evaluations
✔	Active shareholder engagement program
✔	Board oversight of risk management
✔	Age limit for directors (72)
✔	Non-employee director stock ownership requirements
✔	Robust Code of Conduct applicable to all directors and executives
✔	"Clawback" policy for performance-based compensation

Directors Have a Diverse Range of Qualifications and Skills

• Accounting/Financial Expertise	• Industry Focus	• Product Quality and Safety
• Executive Leadership	• Innovation/Technology	• Regulatory/Compliance
• Global Experience	• Legal Expertise	• Risk Management
• Governance Expertise	• Operational Expertise	• Strategic/Corporate Development Experience

Active Shareholder Engagement Program

Our Board is committed to fostering direct and transparent engagements with our shareholders on many topics, including those related to executive compensation, corporate governance, and environmental and social issues. To that end, our Board has worked with management to develop an annual shareholder engagement process. These engagement efforts take place throughout the year involving members of our Board, senior management, and shareholder representatives. In 2019, Polaris reached out to shareholders representing approximately 60% of our outstanding shares, and members of our Board and management team met with shareholders owning approximately 27% of the Company. One of our directors participated in 90% of the shareholder calls.



Executive Compensation Highlights

Compensation Philosophy

Our executive compensation philosophy aligns executive compensation decisions with our desired business direction, strategy and performance. The strategy and priorities of our compensation philosophy are the following:

Area of Focus	Strategy
Competitive Position	Target total direct compensation above median
Pay Mix	Emphasize value creation via stock option grants and performance shares
Performance Measures and Standards	Align competitive pay with above-median growth rates
Pay and Performance Relationship	Significant leverage to emphasize growth

RESULT

- Performance-based
- Shareholder aligned
- Engagement
- Attraction
- Retention

Compensation Program Design

Our executive compensation program is based upon our compensation philosophy and is designed to incent our executives to pursue strategies and execute priorities that promote growth and deliver strong returns to shareholders. Below we illustrate the key components of our compensation program and the target total direct compensation.

TOTAL DIRECT COMPENSATION

Total Annual Cash		Long-Term Incentives		
Base Salary	Annual Incentives	Stock Options (50%)	PRSU (25%)	RSU (25%)

2019 TARGET TOTAL DIRECT COMPENSATION
(MR. WINE)

11%
Base Salary
14%
Annual Incentive
75%
Long-term Incentives
70%
At-Risk*

2019 TARGET TOTAL DIRECT COMPENSATION
(AVERAGE OF OTHER NEOs)

20%
Base Salary
19%
Annual Incentive
61%
Long-term Incentives
65%
At-Risk*

** At-risk compensation does not include base salary or RSUs.*

Plans are significantly weighted to performance-based, long-term objectives
At-risk compensation of 70% for CEO and 65% on average for other NEOs

Our performance-based compensation plans encompass all relevant performance metrics:

- ✔ Earnings Per Share
- ✔ Revenue Growth
- ✔ Return on Invested Capital
- ✔ Total Shareholder Return
- ✔ Net Income

Corporate Responsibility



Launched in 2019, Think Outside is our call for customers to experience the outdoors and discover new possibilities. Through our vehicles, products, services and experiences, we connect people to a world of adventure and awe. "Think Outside" inspires our employees, suppliers and dealers to continue to invent and improve outdoor work and play.



Driven by innovation, integrity, and accountability, we continually tune to be good stewards for the industry, our riders, and the outdoors.

To drive accountability and corporate-wide focus, in 2017, we publicly announced four key corporate responsibility goals:

5% Reduction in Greenhouse Gas by 2022	**5% Improvement in Energy Efficiency by 2022**
15% Total Renewable Energy Portfolio by 2022	**Total Recordable Incident Rate ≤ 1.2 by 2023**

2019 was the inaugural year of our Geared for Good corporate responsibility framework. While we have always been driven by a desire to make a positive impact, this framework signals our most focused effort yet to do all we can to elevate the industries, the communities and the quality of life for stakeholders within our corporate ecosystem. Through this work we have established our pillar areas of focus:

Safety and Ethics Always	**Best People, Best Team**
Customer Loyalty	**Environmental Sustainability**

One of our largest efforts this year was the completion of a materiality assessment done in partnership with Business Social Responsibility. This effort was used to determine the areas of corporate responsibility most important to our business strategy as determined by internal and external stakeholders.

In 2019, Institutional Investor ranked us as the top ESG, Corporate Governance, and Investor Relations company in the Consumer Leisure category and Newsweek named us one of America's Most Responsible Companies.

Institutional Investor



Corporate Governance

As stewards of your investment in Polaris, the Board of Directors takes seriously our commitment to good corporate governance. The Board believes that transparent disclosure of its governance practices helps shareholders assess the quality and value of our Company. The Board is committed to enhancing the long-term stability and value of the Company to the benefit of all stakeholders. These are just a few attributes of our corporate governance practices that demonstrate this commitment:

- Independent and diverse Board
- Majority voting standard

- Robust Lead Independent Director responsibilities
- Executive sessions of independent directors before and/or after each Board meeting
- CEO and senior management succession planning
- Substantive annual Board and committee self-evaluations
- Active shareholder engagement program
- Non-employee director stock ownership requirements
- Robust Code of Conduct
- "Clawback" policy for performance-based compensation

Effective, Diverse, and Independent Board

Our commitment to good corporate governance practices starts with our diverse, highly qualified, and engaged board.

Refreshment and Effectiveness

In the last five years, the Company has added four new directors resulting in a Board with diverse skill sets and backgrounds. For 2019, we have refreshed the composition of the committees of the Board, and enhanced our director education program. Board refreshment and effectiveness is driven by a regular and effective Board and committee self-assessment process. As part of that self-assessment process, directors provide anonymous and confidential feedback on topics including:

- Board/Committee information and materials;
- Board/Committee meeting mechanics;
- Board/Committee composition and structure (including diversity and mix of skills, qualifications, viewpoints and experience);
- Board/Committee responsibilities and accountability (including with respect to strategy, risk management, operating

performance, CEO and management succession planning, corporate governance, sustainability, and corporate culture);

- Board meeting conduct and culture; and
- Overall performance of Board members.

To promote effectiveness of the Board, the results of the Board evaluation are reviewed and addressed by the Corporate Governance and Nominating Committee in executive session and then by the full Board in an executive session led by the Lead Independent Director. The results of each Committee's evaluation are discussed at an executive session of the applicable Committee and further discussed by the full Board and senior management as appropriate.

These efforts demonstrate the Board's focus on best corporate governance practices and effectiveness, enabling directors' skills and expertise to reflect the changing needs of our business and support the execution of our long-term growth strategy.

Diversity

We also recognize the value and strategic importance of Board diversity. Although the Company does not maintain a formal diversity policy, the Corporate Governance and Nominating Committee considers, as required by its charter as well as the Company's Corporate Governance Guidelines, the Board's overall balance of diversity of perspectives, backgrounds and experiences in areas relevant to the Company's strategy when selecting Board nominees. The Corporate Governance and Nominating Committee views diversity broadly and evaluates a wide range of criteria as it makes its selections, including, among

others, functional areas of experience, educational background, employment experience, and leadership performance. The Corporate Governance and Nominating Committee also assesses those intangible factors it deems necessary to develop a heterogeneous and cohesive Board, such as integrity, judgment, intelligence, and the willingness and ability of the candidate to devote adequate time to Board duties for a sustained period. We believe our Board has the right mix of diversity and experience to appropriately support the Company's current long-term strategy and to oversee the most important risks to that strategy.

Independence

Finally, we are committed to having an independent Board. All members of our Board, other than the Chairman, are independent. To assure that the independent directors are not inappropriately influenced by management, the non-management members of the Board meet in executive session, without management, at the start and/or at the end of each regularly scheduled in-person meeting of the Board and each committee, and otherwise as deemed necessary. These executive sessions allow directors to speak candidly on any matter of interest, without the CEO or other members of management present, and are a key element to our high functioning Board.

Board Leadership Structure

Our Board is led by Mr. Wine who holds the titles of Chairman of the Board and Chief Executive Officer (CEO) of Polaris. Mr. Wine has over ten years' experience as CEO, a deep understanding of the Company's business and markets, and drives the Company forward with a clear vision and strategy. Mr. Wine is well positioned to assess the Company's industry dynamics and guide the Board's discussion of strategy and business performance. Given Mr. Wine's experience and vision, the Board believes that having a combined Chairman and CEO role serves the best interests of the Company and our shareholders at this time. The combined role effectively supports leadership, accountability, and execution of strategic priorities in a large, global organization. The combined role also enables alignment between the Board and management on issues of strategy, priorities and accountability. However, the Board routinely reassesses the leadership structure of the Board and has flexibility to choose a different Board leadership structure if and when it believes circumstances warrant.

Mr. Wiehoff is currently our Lead Independent Director. The Board believes that its independent Board committees and Lead Independent Director provide appropriate independent Board leadership and oversight. The duties and responsibilities of the Lead Independent Director, among others, include:

LEAD INDEPENDENT DIRECTOR DUTIES AND RESPONSIBILITIES

• Presides over Board executive sessions of independent directors	• In consultation with the Chairman, approves:
	  – Key information sent to the Board
	  – Meeting agendas for the Board
	  – Meeting schedules to ensure that there is sufficient time for discussion of all agenda items

• Serves as the liaison between the Chairman and independent directors	• Has authority to call meetings of independent directors
• If requested by major shareholders, ensure his/her availability for consultation and direct communication	• Conducts and facilitates annual Board self-evaluation
• Communicates with CEO about strategic business issues, government processes and board relationships	• Coordinates with the Compensation Committee on CEO evaluation

Board Meetings

During 2019, the full Board met five times. Each of the meetings was preceded and/or followed by an executive session of the Board without management in attendance, chaired by Mr. Wiehoff. Each of our directors attended at least 75 percent of the meetings of the Board and any committee on which that director served in 2019. We do not maintain a formal policy regarding the Board's attendance at annual shareholder meetings; however, Board members are expected to regularly attend all Board meetings and meetings of the committees on which they serve as well as the annual shareholder meetings. All members of the Board attended our 2019 Annual Meeting.

Committees of the Board and Meetings

The Board has designated four standing committees: the Audit Committee, the Compensation Committee, the Corporate Governance and Nominating Committee, and the Technology Committee. Each committee operates under a written charter which is available on our website at *ir.polaris.com/investors/corporate-governance*. The current membership of each committee and its principal functions, as well as the number of times it met during 2019, are described below.

	Board	Audit	Compensation	Corporate Governance and Nominating	Technology
George W. Bilicic*	X	X		X	X
Annette K. Clayton	X		X		✔
Kevin M. Farr*	X	✔			X
Gary E. Hendrickson	X		✔	X	
Gwenne A. Henricks	X	X			X
Bernd F. Kessler	X			X	X
Lawrence D. Kingsley	X		X		X
Gwynne E. Shotwell	X	X			X
John P. Wiehoff[1]	X		X	✔	
Scott W. Wine	✔				X
Number of fiscal year 2019 meetings	**5**	**9**	**5**	**2**	**2**

X   *Member*
✔   *Chair*
*   *Financial Experts*
(1) *Lead Independent Director*

Audit Committee[1]

Members:

Kevin M. Farr, Chair
George W. Bilicic
Gwenne A. Henricks
Gwynne E. Shotwell

Number of Meetings During 2019: 9

Functions:

The Audit Committee assists the Board in fulfilling its fiduciary responsibilities by overseeing our financial reporting and public disclosure activities. The Audit Committee's primary purposes and responsibilities are to:

- Assist the Board of Directors in its oversight of (a) the integrity of our financial statements, (b) the effectiveness of our internal controls over financial reporting, (c) our compliance with legal and regulatory requirements, (d) the independent auditor's performance, qualifications and independence, and (e) the responsibilities, performance, budget and staffing of our internal audit function;
- Prepare the Audit Committee Report that appears later in this Proxy Statement;
- Serve as an independent and objective party to oversee our financial reporting process and internal control system; and
- Provide an open avenue of communication among the independent auditor, financial and senior management, the internal auditors and the Board.

The Audit Committee, in its capacity as a committee of the Board, is directly responsible for the appointment, compensation and oversight of the work of any independent registered public accounting firm engaged by us (including resolution of any disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work or performing other audit, review or attestation services for us, and each such independent registered public accounting firm reports directly to the Audit Committee.

(1) *All members of the Audit Committee have been determined to be "independent" and "financially literate" by the Board in accordance with our Corporate Governance Guidelines, rules of the United States Securities and Exchange Commission (the SEC), and the applicable listing requirements of the New York Stock Exchange (NYSE). Additionally, Messrs. Bilicic and Farr have each been determined by the Board to be an "Audit Committee Financial Expert" as that term has been defined by the SEC. None of the members of the Audit Committee currently serve on the audit committees of more than three public companies.*

Compensation Committee[2]

Members:

Gary E. Hendrickson, Chair
Annette K. Clayton
Lawrence D. Kingsley
John P. Wiehoff

Number of Meetings During 2019: 5

Functions:

The Compensation Committee assists the Board in establishing a philosophy and policies regarding director and executive compensation, provides oversight to the administration of our director and executive compensation, administers our equity-based and cash incentive plans, reviews and approves the compensation of executive officers and senior management, reviews and recommends the compensation of the directors to the Board, reviews and discusses the Compensation Discussion and Analysis included in this Proxy Statement with management, and prepares the Compensation Committee Report that appears later in this Proxy Statement.

Use of Compensation Consultant

The Compensation Committee has the authority to retain independent counsel and other independent experts or consultants. The Compensation Committee engaged Willis Towers Watson to act as its compensation consultant again in 2019. The Compensation Committee uses its compensation consultant in an advisory role for various technical, analytical, and plan design issues related to our compensation and benefit programs including, collecting market information on a variety of executive pay and design issues and assisting in the design and review of programs such as our long-term incentive program and annual cash incentive plan. The compensation consultant does not determine compensation for any of our executives, a role that is reserved to the Compensation Committee. The Compensation Committee has assessed the independence of Willis Towers Watson pursuant to the rules of the SEC and concluded no conflict of interest exists that would prevent the independent representation of the Compensation Committee. We used Willis Towers Watson for non-executive consultation services in 2019 for which it was paid $24,898, primarily related to purchasing compensation and benefits survey data.

Corporate Governance and Nominating Committee[3]

Members:

John P. Wiehoff, Chair
George W. Bilicic
Gary E. Hendrickson
Bernd F. Kessler

Number of Meetings During 2019: 2

Functions:

The Corporate Governance and Nominating Committee provides oversight and guidance to the Board to ensure that the membership, structure, policies and processes of the Board and its committees facilitate the effective exercise of the Board's role in the governance of our Company. The Corporate Governance and Nominating Committee reviews and evaluates the policies and practices with respect to the size, composition and functions of the Board and its committees, evaluates the qualifications of possible candidates for the Board, and recommends the nominees for directors to the Board for approval. The committee will consider individuals recommended by shareholders for nomination as a director, applying the standards described in the Corporate Governance and Nominating Committee Charter. The committee also is responsible for recommending to the Board any revisions to our Corporate Governance Guidelines, as well as developing, reviewing and overseeing compliance with the Company's policies and procedures regarding related person transactions and conflicts of interest and oversight of Geared for Good.

Technology Committee

Members:

Annette K. Clayton, Chair
George W. Bilicic
Kevin M. Farr
Gwenne A. Henricks
Bernd F. Kessler
Lawrence D. Kingsley
Gwynne E. Shotwell
Scott W. Wine

Number of Meetings During 2019: 2

Functions:

The Technology Committee provides oversight of our product plans, innovation and technology acquisitions and development, supplier strategy, manufacturing network, and related business processes. The committee reviews (a) product, manufacturing, innovation and technology acquisition and development plans, processes and digital innovation; (b) major competitive moves and our response plan; (c) the Company's technology, product development, sourcing and manufacturing systems and programs; (d) product plans for quality and safety attributes; and (e) talent development and succession plans for operations, engineering and Lean.

(2) All members of the Compensation Committee have been determined to be "independent" by the Board in accordance with our Corporate Governance Guidelines and the applicable listing requirements of the NYSE.

(3) All members of the Corporate Governance and Nominating Committee have been determined to be "independent" by the Board in accordance with our Corporate Governance Guidelines and the applicable listing requirements of the NYSE.

Risk Oversight

Our full Board has responsibility for overseeing the Company's overall approach to risk management and is actively engaged in addressing the most significant risks facing the Company. The risk management process consists of periodic risk assessments performed by various functional management groups during the year. While the Board and its committees oversee key risk areas, the Company's management is responsible for day-to-day risk management identification and mitigation, as well as bringing to the Board emerging risks and highlighting the top enterprise risks.

Management identifies enterprise risks by engaging in an Enterprise Risk Management (ERM) process. Executive management presents the ERM conclusions initially to the Audit Committee. As appropriate, key risks are then discussed at the

Board. The Company maintains regular internal risk management meetings, assigns operating risk owners with accountability for specific risk management activities, promulgates its Code of Conduct, maintains a strong legal department and ethics and compliance office and a comprehensive internal and external audit process. The Board believes that these processes and division of responsibilities is the most effective approach for addressing the risks facing our Company.

When the Board deems it appropriate, responsibility of oversight of a specific risk is assigned to another one of the Board's committees. Risks reviewed by Board committees are escalated to the full Board as necessary. Risk oversight of the Company's primary risks is implemented as follows:



BOARD OF DIRECTORS
Oversees Major Risks

- **Strategic and Competitive**
- **Operational**
- **Financial**

- **Cybersecurity**
- **Product Quality and Safety**
- **Economic Climate**

- **ESG**
- **Global Trade**
- **Legal and Regulatory**
- **Succession Planning**

AUDIT COMMITTEE	COMPENSATION COMMITTEE	CORPORATE GOVERNANCE AND NOMINATING COMMITTEE	TECHNOLOGY COMMITTEE
Primary Risk Oversight	Primary Risk Oversight	Primary Risk Oversight	Primary Risk Oversight
• Financial statement integrity and reporting • Regulatory and compliance • Internal controls	• Executive compensation • Human capital • Non-executive director compensation	• Governance structure and processes • Geared for Good • Board education • Crisis response	• Competition • Innovation • Product regulatory complexity and uncertainty

Shareholder Engagement

Our Board has worked with management to develop an annual shareholder engagement process. These engagement efforts take place throughout the year involving members of our Board, senior management, and shareholder representatives. In 2019, Polaris reached out to shareholders representing approximately 60% of our outstanding shares, and members of our Board and management team met with shareholders owning approximately 27% of the Company. One of our directors participated in 90% of the shareholder calls. The meeting agendas included discussions on various topics, including company strategy, compensation, governance practices, sustainability and board refreshment and diversity. After the engagements, management summarizes the feedback we receive and then reviews the feedback with the Corporate Governance and Nominating Committee and, as appropriate, the Chair of the Corporate

Governance and Nominating Committee reviews the concerns and recommendations identified by our shareholders with the full Board. The feedback from these meetings helps inform the Board and management on compensation, corporate governance, and environmental and social practices and trends. We listen carefully to our shareholder feedback and, when appropriate, we make changes to address concerns and/or align with best practices. For example, based in part on feedback from our shareholders and in consultation with the Compensation Committee, in 2019, the Company made the decision to adjust our equity compensation program for future grants to reduce the dilutive effect of our program on shareholders. We will continue to expand our shareholder engagements to determine what is in the best interests of Polaris and our stakeholders.

Corporate Governance Guidelines and Independence

Our Board has adopted Corporate Governance Guidelines, which may be viewed online on our website at *ir.polaris.com/investors/corporate-governance*. Under our Corporate Governance Guidelines, which adopt the current standards for "independence" established by the NYSE, a majority of the members of the Board must be independent as determined by the Board. In making its determination of independence, among other things, the Board must have determined that the director has no material relationship with the Company either directly or indirectly as a partner, shareholder or officer of an organization that has a relationship with us. The Board of Directors has determined that directors Bilicic, Clayton, Farr, Hendrickson, Henricks, Kessler, Kingsley, Shotwell, and Wiehoff are independent. Mr. Wine, our Chairman and CEO, is the only director who is not independent. Accordingly, a majority of our Board is considered to be independent. Additionally, all current members of our Audit, Compensation, and Corporate Governance and Nominating Committees are considered to be independent.

The Board based its independence determinations, in part, upon a review by the Corporate Governance and Nominating Committee and the Board of certain transactions between the Company and companies with which certain of our directors have relationships, each of which was made in the ordinary course of business, at arm's length, at prices and on terms customarily available to unrelated third party vendors or customers generally, in amounts that are not material to our business or the business of such unaffiliated corporation, and in which the director had no direct or indirect personal interest, nor received any personal benefit. Specifically, the Corporate Governance and Nominating Committee and the Board reviewed ordinary course of business purchases by us from C. H. Robinson Worldwide, where Mr. Wiehoff was the CEO for a portion of fiscal 2019. The payments were less than the greater of $1,000,000 or 2% of the recipient's gross revenues in fiscal 2019.

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics applicable to all employees, including our CEO, our Chief Financial Officer (CFO) and all other executive officers, and the Board. A copy of the Polaris Code of Business Conduct and Ethics is available on our website at *ir.polaris.com/investors/corporate-governance*. If we waive any of the provisions of the Polaris Code of Business Conduct and Ethics with respect to the CEO, CFO, any executive officer or member of the Board that relates to any element of the definition of "code of ethics" enumerated in Item 406(b) of Regulation S-K under the Securities and Exchange Act of 1934, as amended (the Exchange Act), we intend to disclose such actions on our website at the same location.

Hedging and Pledging Policy

We adopted a policy that prohibits directors and executive officers from engaging in speculative trading of the Company's securities. Specifically, no officer or member of the Board of Directors may purchase any financial instruments (including prepaid variable forward contracts, equity swaps, collars, and exchange funds) that are designed to hedge or offset any decrease in the market value of securities of the Company held directly, or indirectly, by the officer or director. We also adopted a policy that prohibits directors and executive officers to pledge our common stock as collateral for a loan except where the transaction is pre-approved by the Company's General Counsel and CFO. The director or executive officer must clearly demonstrate the financial capacity to repay the loan without resorting to the pledged securities. No directors or executive officers pledged shares of common stock during 2019.

Communications with the Board

Under our Corporate Governance Guidelines, a process has been established by which shareholders and other interested parties may communicate with members of the Board. Any shareholder or other interested party who desires to communicate with the Board, individually or as a group, may do so by writing to the intended member or members of the Board, c/o Corporate Secretary, Polaris Inc., 2100 Highway 55, Medina, Minnesota 55340.

All communications received in accordance with these procedures will be reviewed initially by the office of our Corporate Secretary to determine whether the communication is a message to one or more of our directors and then will be relayed to the appropriate director or directors unless the Corporate Secretary determines that the communication is an advertisement or other promotional material. The director or directors who receive any such communication will have discretion to determine whether the subject matter of the communication should be brought to the attention of the full Board or one or more of its committees and whether any response to the person sending the communication is appropriate.

Certain Relationships and Related Transactions

During 2019, we did not engage in any transactions with related persons that are required to be described in this Proxy Statement pursuant to applicable SEC regulations.

Our written Related-Person Transactions Policy, which is applicable to all of our directors, nominees for directors, executive officers and 5% shareholders and their respective immediate family members, prohibits "related-person transactions" unless approved or ratified by the Corporate Governance and Nominating Committee.

Matters considered to be a related-person transaction subject to the policy include any transaction in which we are directly or indirectly a participant and the amount involved exceeds or reasonably can be expected to exceed $120,000, and in which a director, nominee for director, executive officer or 5% shareholder, or any of their respective family members, has or will have a direct or indirect material interest.

Any potential related-person transaction that is raised will be analyzed by the General Counsel, in consultation with management and with outside counsel, as appropriate, to determine whether the transaction or relationship constitutes a related-person transaction requiring compliance with the policy. The potential related-person transaction and the General Counsel's conclusion and the analysis thereof are also to be reported to the chair of the Corporate Governance and Nominating Committee.

The Corporate Governance and Nominating Committee reviews the material facts of all related-person transactions that require the committee's approval and either approve or disapprove of the related person transaction. If advance committee approval of a related-person transaction is not feasible, then the related-person transaction is considered and, if the committee determines it to be appropriate, ratified at the committee's next regularly scheduled meeting. Any related-person transaction that is not approved or ratified, as the case may be, is voided, terminated or amended, or such other actions shall be taken, in each case as determined by the committee, so as to avoid or otherwise address any resulting conflict of interest.

Proposal 1 — Election of Directors

General Information

Our Board selected the three nominees based upon their diverse mix of skills, backgrounds, and perspectives, including their functional areas of experience, educational background, employment experience, and leadership performance. The nominees are also collegial, thoughtful and responsible leaders who consistently demonstrate their integrity, judgment and intelligence. Based upon these qualifications and the recommendation of the Corporate Governance and Nominating Committee, our Board proposes that George W. Bilicic, Gary E. Hendrickson, and Gwenne A. Henricks be elected as Class II directors for three-year terms expiring in 2023. All nominees are presently Polaris directors who were elected by shareholders at the 2017 Annual Meeting, except for George W. Bilicic, who joined the Board on August 22, 2017 and was elected by shareholders at the 2018 Annual Meeting. All nominees have terms expiring at the 2020 Annual Meeting.

Executed proxies will be voted for the election of each of the three nominees unless you indicate on the proxy that you vote to "abstain" or vote "against" any or all of the nominees. Our Articles of Incorporation require that a director nominee will be elected only if he or she receives a majority of the votes cast with respect to his or her election in an uncontested election, that is, the number of shares voted "for" that nominee exceeds the number of votes cast "against" that nominee. A vote to "abstain" will not have an effect in determining the election results. If you are voting by telephone or on the Internet, you will be told how to abstain your vote from some or all of the nominees. Each nominee elected as a director will continue in office until his or her successor has been elected, or until his or her death, resignation or retirement. The Board has ten members and is divided into three classes. The members of one class are elected at each annual meeting of shareholders to serve three-year terms.

We expect each nominee standing for election as a director to be able to serve if elected. If any nominee is not able to serve, proxies will be voted in favor of the remainder of those nominated and may be voted for substitute nominees designated by the Board, unless an instruction to the contrary is indicated on the proxy. There are no family relationships between or among any of our executive officers, directors or director nominees.

The Board, upon recommendation of the Corporate Governance and Nominating Committee, unanimously recommends a vote FOR the election of these nominees as directors.

Information Concerning Nominees and Directors

Our directors bring a broad range of leadership and experience to the boardroom and regularly contribute to the dialogue involved in effectively overseeing and guiding our business and affairs. Other than our CEO, all of the members of the Board are independent. Preparation, engagement and participation are expected from our directors. We insist on high personal and professional ethics, integrity and values. All of our current directors and the director nominees satisfy such requirements. The Board has adopted Corporate Governance Guidelines, which are observed by all directors. With a diverse mix of experience, backgrounds and skill sets that complement the Company's long-term strategy, the Board believes it is well positioned to represent the best interests of the Company's shareholders. The principal occupation, specific experience, qualifications, attributes or skills and certain other information about the nominees and other directors whose terms of office continue after the Annual Meeting are set forth on the following pages.

If a shareholder wishes to have the Corporate Governance and Nominating Committee consider a candidate for nomination as a director, the shareholder's notice must include the information specified in our bylaws, including the shareholder's name and address, the information required to be disclosed by the SEC's proxy rules, a written consent of the candidate to be named in the proxy statement and to serve as a director if elected, specified information regarding the shareholder's interests in our capital stock, and the representations specified in our bylaws. The Corporate Governance and Nominating Committee will evaluate recommended nominees based on the factors identified in the Corporate Governance and Nominating Committee Charter, a copy of which is available on our website at *ir.polaris.com/investors/corporate-governance*. Alternatively, shareholders may directly nominate a person for election to our Board by complying with the procedures set forth in our bylaws, any applicable rules and regulations of the SEC and any other applicable laws.

Director Nominees — Class II (Term Ending 2023)



GEORGE W. BILICIC

Skills and Qualifications:
- Accounting and Financial Expertise
- Governance Expertise
- Strategic/Corporate Development Experience
- Legal Expertise
- Executive Leadership
- Regulatory/Compliance
- Risk Management
- Operational Expertise

Current Public Company Directorships:
- None

Former Public Company Directorships Held during the Past 5 Years:
- None

Age 56
Director since: 2017

INDEPENDENT
Committees:
- Audit
- Corporate Governance and Nominating
- Technology

Mr. Bilicic has been President and Chief Legal Officer of Sempra Energy, an energy infrastructure company, since January 2020, and was Group President of Sempra from June 2019 to January 2020. He also serves as Chief Compliance Officer of Sempra. Prior to joining Sempra Energy, Mr. Bilicic served in various roles at Lazard Ltd., an investment banking firm, including as Vice Chairman of Investment Banking, Head of U.S. Midwest Investment Banking and Global Head of Power, Energy & Infrastructure, from March 2002 to June 2019. Mr. Bilicic also served as a member of the Firm's Global Executive Committee, Investment Banking Committee and Deputy Chairpersons Committee. Other than his time at Kohlberg Kravis Roberts & Co. where he served as Managing Director and Head of Infrastructure from May 2008 to October 2008, Mr. Bilicic had been at Lazard since March 2002. He previously served as a Managing Director at Merrill Lynch & Co., Inc. from January 2001 to March 2002, and was a Partner at Cravath, Swaine & Moore LLP from 1995 to 2000. Mr. Bilicic currently serves as a member of the Board of Directors or equivalent for the Oncor Electric Delivery Company LLC, Infraestructura Energética Nova (IEnova), the Mayo Clinic, and The HistoryMakers.



GARY E. HENDRICKSON

Skills and Qualifications:
- Executive Leadership
- Strategic/Corporate Development Experience
- Risk Management
- Governance Expertise
- Regulatory/Compliance
- Operational Expertise

Current Public Company Directorships:
- Waters Corporation
- The AZEK Company Inc.*

Former Public Company Directorships Held during the Past 5 Years:
- The Valspar Corporation

Age 63
Director since: 2011

INDEPENDENT
Committees:
- Compensation, Chair
- Corporate Governance and Nominating

Mr. Hendrickson has served as the Chairman of the Board of The AZEK Company Inc., manufacturer of residential and commercial products, since June 2017. He served as Chairman and Chief Executive Officer of The Valspar Corporation, a global paint and coatings manufacturer, from June 2011 to June 2017, and was its President and Chief Operating Officer from February 2008 until June 2011. He held various executive leadership roles with The Valspar Corporation since 2001 including positions with responsibility for the Asia Pacific operations.

The AZEK Company Inc. filed a Form S-1 Registration Statement on February 7, 2020 which is currently pending SEC review.



GWENNE A. HENRICKS

Skills and Qualifications:
- Executive Leadership
- Innovation/Technology
- Governance Expertise
- Product Quality and Safety
- Industry Focus
- Risk Management
- Strategic/Corporate Development Experience

Current Public Company Directorships:
- None

Former Public Company Directorships Held during the Past 5 Years:
- None

Age 62
Director since: 2015

INDEPENDENT
Committees:
- Audit
- Technology

Ms. Henricks served as Vice President, Product Development & Global Technology, and Chief Technology Officer of Caterpillar Inc., a world leading manufacturer of construction and mining equipment, diesel and natural gas engines, industrial gas turbines and diesel-electric locomotives, from 2012 to 2016. She joined Caterpillar in 1981 in an engineering role and held numerous engineering and executive roles progressing in scope and complexity. Ms. Henricks serves on the Board of Decision Sciences International Corporation and the Bradley University Engineering Advisory Committee.

Directors Continuing in Office — Class I (Term Ending 2022)



Age 61

Director since: 2010

INDEPENDENT

Committees:
- Corporate Governance and Nominating
- Technology

BERND F. KESSLER

Skills and Qualifications:
- Executive Leadership
- Operational Expertise
- Innovation/Technology
- Strategy/Corporate Development Experience
- Product Quality and Safety
- Risk Management
- Global Experience

Current Public Company Directorships:
- None

Former Public Company Directorships Held during the Past 5 Years:
- None

Mr. Kessler was the Chief Executive Officer of SRTechnics AG, a privately-held aircraft component and engine service provider with facilities throughout Europe and in China, from January 2008 through January 2010. He was the President and Chief Executive Officer of MTU Maintenance, a subsidiary of Aero Engines AG, an aircraft engine manufacturer, from September 2004 through October 2007 where he was an integral part of the successful initial public offering of the Company on the Frankfurt Stock Exchange. Prior to September 2004, Mr. Kessler held management and executive positions for 20 years at Honeywell International, Inc. and its preceding company AlliedSignal Corp. Mr. Kessler also serves as the Chairman of ProXES GmbH.



Age 57

Director since: 2016

INDEPENDENT

Committees:
- Compensation
- Technology

LAWRENCE D. KINGSLEY

Skills and Qualifications:
- Executive Leadership
- Accounting/Financial Expertise
- Strategy/Corporate Development Experience
- Operational Expertise
- Regulatory/Compliance
- Risk Management

Current Public Company Directorships:
- IDEXX Laboratories, Inc.
- Rockwell Automation Corporation

Former Public Company Directorships Held during the Past 5 Years:
- Pall Corporation

Mr. Kingsley has served as an Advisory Director with the private equity investment firm, Berkshire Partners since May 2016. He served as the Chairman and Chief Executive Officer of the Pall Corporation, a global supplier of filtration, separations and purification products, from October 2013 to October 2015 and previously served as its CEO and President starting in October 2011. Prior to that, he served as Chairman, President and CEO of IDEX Corporation, a developer, designer and manufacturer of fluid and metering technologies and health and science technologies, from March 2005 to August 2011. Before joining IDEX, Mr. Kingsley held management positions of increasing responsibility with Danaher Corporation, Kollmorgen Corporation and Weidmuller Incorporated. Mr. Kingsley also serves as a member of the board of Consolidated Precision Products, a Berkshire Partners portfolio company, Thousand Islands Land Trust, and Clarkson University.



Age 55

Director since: 2019

INDEPENDENT

Committees:
- Audit
- Technology

GWYNNE E. SHOTWELL

Skills and Qualifications:
- Industry Focus
- Operational Expertise
- Product Quality and Safety
- Executive Leadership
- Innovation/Technology
- Risk Management
- Regulatory/Compliance
- Strategy/Corporate Development Experience

Current Public Company Directorships:
- None

Former Public Company Directorships Held during the Past 5 Years:
- None

Ms. Shotwell has served as President and Chief Operating Officer of Space Exploration Technologies Corp (SpaceX), a private American aerospace manufacturer and space transportation services company, since November 2008 and previously served as Vice President, Business Development from August 2002 to November 2008. Prior to joining SpaceX, Ms. Shotwell held positions with Microcosm, Inc. Space Systems Division as a director, and The Aerospace Corporation as a senior project engineer. Ms. Shotwell also serves as a director of the Minerva Project.



Age 52

Director since: 2008

INDEPENDENT

Committees:
- Technology

SCOTT W. WINE

Skills and Qualifications:
- Executive Leadership
- Innovation/Technology
- Industry Focus
- Operational Expertise
- Risk Management
- Governance Expertise
- Product Quality and Safety
- Governance Expertise
- Regulatory/Compliance
- Strategic/Corporate Development Experience
- Global Experience

Current Public Company Directorships:
- US Bancorp
- Terex Corporation*

Former Public Company Directorships Held during the Past 5 Years:
- None

Mr. Wine has served as CEO of Polaris since September 2008 and was elected to the Board in October 2008. He has been the Chairman of the Board since January 2013. Prior to joining Polaris, Mr. Wine held executive positions with United Technologies Corporation, Danaher Corp. and Allied Signal Corp. (now Honeywell International Inc.), and served as a United States naval officer.

* Mr. Wine's service as a director of Terex Corporation will end in May, 2020, at Terex Corporation's 2020 Annual Meeting.

Directors Continuing in Office — Class III (Term Ending 2021)



Age 56
Director since: 2003

INDEPENDENT
Committees:
- Compensation
- Technology, Chair

ANNETTE K. CLAYTON

Skills and Qualifications:
- Operational Expertise
- Regulatory/Compliance
- Global Experience
- Strategic/Corporate Development Experience
- Executive Leadership
- Risk Management

Current Public Company Directorships:
- Duke Energy Corp.

Former Public Company Directorships Held during the Past 5 Years:
- None

Ms. Clayton has been the Chief Executive Officer and President of Schneider Electric North America, a European multinational firm specializing in energy management and automation solutions, since June 2016 and is also a member of its Executive Committee. In her prior position with Schneider, she was Chief Supply Officer from May 2011 to June 2016. From 2006 to 2011, Ms. Clayton led Dell Inc.'s supply chain transformation and oversaw the global manufacturing and fulfillment operations. Prior to that, she worked for General Motors Corporation in senior management positions in engineering and production, including President, Saturn Corporation. Ms. Clayton also serves as a director for AlphaStruxure and eIQ Mobility.



Age 62
Director since: 2013

INDEPENDENT
Committees:
- Audit, Chair
- Technology

KEVIN M. FARR

Skills and Qualifications:
- Accounting/Financial Expertise
- Executive Leadership
- Strategic/Corporate Development Experience
- Governance Expertise
- Regulatory/Compliance
- Risk Management

Current Public Company Directorships:
- None

Former Public Company Directorships Held during the Past 5 Years:
- None

Mr. Farr has been the Chief Financial Officer and Secretary of ChromaDex Corp., a science-based nutraceutical company, since October 2017. He previously served as Executive Vice President and Chief Financial Officer of Mattel, Inc., a world-wide leader in the design, manufacture, and marketing of toys and family products, from February 2000 through September 2017, and prior to that served in multiple leadership roles at Mattel, Inc. since 1991. Before joining Mattel, Inc., Mr. Farr spent 10 years at Pricewaterhouse Coopers. He serves on the Corporate Advisory Board of the Marshall School of Business at the University of Southern California, as well as the Board of Westside Ronald McDonald House Charities.



Age 58
Director since: 2007

INDEPENDENT
Committees:
- Compensation
- Corporate Governance and Nominating, Chair

JOHN P. WIEHOFF

Skills and Qualifications:
- Accounting/Financial Expertise
- Executive Leadership
- Risk Management
- Global Experience
- Governance Expertise
- Operational Expertise
- Strategic/Corporate Development Experience

Current Public Company Directorships:
- C.H. Robinson Worldwide
- Donaldson Company, Inc.
- US Bancorp

Former Public Company Directorships Held during the Past 5 Years:
- None

Mr. Wiehoff has been Chairman of the Board of C.H. Robinson Worldwide, a transportation, logistics and sourcing company since 2007 and previously was Chief Executive Officer of the company from May 2002 until May 2019. He has held multiple leadership roles including President and Chief Financial Officer since joining C.H. Robinson in 1992. Prior to that, Mr. Wiehoff was with Arthur Andersen LLP.

Director Compensation

The Compensation Committee conducts an annual review of our non-employee director compensation and makes a recommendation for changes, as appropriate, to the Board. For 2019, the Compensation Committee's outside consultant, Willis Towers Watson, assessed the compensation paid to our non-employee directors against director compensation trends and data from our 21-company peer group. In consultation with Willis Towers Watson, the Compensation Committee found the compensation program appropriate, and no changes were made for 2019. The principal features of the compensation received by our non-employee directors are described below.

Director Fees

Our CEO and Chairman receives no compensation for his service as a director. Compensation for non-employee directors is divided into cash and stock components. We currently pay each non-employee director an annual director's retainer fee, and our Lead Independent Director and Committee chairs receive an additional fee. The annual director retainers have remained unchanged since 2013. In addition, we pay committee members an annual fee for committee membership. Any non-employee director may elect to defer the receipt of all or a specified portion of the retainer and fee payments under the Polaris Inc. Deferred Compensation Plan for Directors (the Director Deferred Compensation Plan) (as described below). The fees are paid according to the following schedule:

Director Fees	
Board Member	$ 85,000
Lead Independent Director	$ 30,000
Audit Committee Chair	$ 20,000
Compensation Committee Chair	$ 15,000
Corporate Governance and Nominating Committee Chair	$ 10,000
Technology Committee Chair	$ 15,000
Audit Committee Member	$ 10,000
Compensation Committee Member	$ 7,500
Corporate Governance and Nominating Committee Member	$ 5,000
Technology Committee Member	$ 2,500

Director Stock Ownership Guidelines

The Board has adopted stock ownership guidelines, which provide that each non-employee director is expected to own, directly or indirectly, shares of our common stock, common stock equivalents and deferred stock units having a value of at least five times the amount of the annual retainer ($425,000).

All non-employee directors are expected to satisfy the stock ownership guidelines within four years following the date they are first elected to the Board. All directors are in compliance with the stock ownership guidelines.

Deferred Stock Units

Since 2007, we have granted our non-employee directors an annual award of deferred stock units in an amount determined by the Board. For 2019, the directors were each granted deferred stock units with a grant date fair value of $130,000. The deferred stock units are issued under our 2007 Omnibus Incentive Plan (as Amended and Restated April 25, 2019) (the Omnibus Plan) and are fully vested upon issuance. Upon termination of service as a director or upon an earlier change in control of our Company, each non-employee director will receive one share of common stock for every deferred stock unit credited to the non-employee director's account. Dividend equivalents are credited to non-employee directors as if the deferred stock units are outstanding shares of common stock. Such dividend equivalents are deferred like the underlying deferred stock unit and are deemed invested in additional deferred stock units.

Deferred Compensation Plan

We maintain the Director Deferred Compensation Plan for non-employee directors. A non-employee director can defer all or a portion of the retainer and fee payments that would otherwise be paid to him or her in cash. Prior to 2020, such deferred amounts were automatically converted into additional common stock equivalents (CSEs) based on the then fair market value of Polaris common stock. In 2019, the Board updated the Director Deferred Compensation Plan to permit non-employee directors to elect to defer their compensation into either CSEs or various investment options at Fidelity and to permit directors to diversify their current CSE balances into the investment options at Fidelity to facilitate estate and retirement planning. However, the directors are still expected to meet their stock ownership guidelines described above. Each CSE represents the economic equivalent of one share of our common stock. For CSE balances, dividend equivalents are credited to non-employee directors as if the CSEs are outstanding shares of common stock. Such dividend equivalents are deemed invested in additional CSEs.

As soon as practicable after a non-employee director's service on the Board terminates, or such other later distribution date as elected by a non-employee director, he or she will receive a distribution of the deferred compensation then credited to him or her under the Director Deferred Compensation Plan. If a non-employee director has CSEs, then shares of our common stock equal to the number of CSEs will be distributed to the director per their deferral election. Upon separation of service from the Board, if a non-employee director has chosen an investment option at Fidelity, then cash will be distributed to the director per their deferral election. Upon the death of a non-employee director, either the shares and/or the cash will be issued to his or her beneficiary. Shares of common stock issued for CSEs and dividend equivalents are issued under the Omnibus Plan. Upon a change in control of our Company (as defined in the Director Deferred Compensation Plan), each non-employee director will receive a cash payment equal to the value of his or her accumulated deferred compensation.

Use of Polaris Products

We strongly encourage each of our non-employee directors to use up to ten Polaris products or services of his or her choice, at no charge to encourage a first-hand understanding of the riding experience of our customers and to provide the non-employee directors with an opportunity to evaluate product design and quality. The products used by the non-employee directors can be returned to the Company or purchased at a price greater than cost

at the end of a defined usage period based upon months, miles or hours, depending upon the product line. We sell the returned products to dealers or through auction at an amount greater than the cost of such products to the Company. All non-employee directors also receive related parts, garments, accessories, and services at no cost because they are required to use appropriate safety equipment.

2019 Director Compensation Table

The following table sets forth the compensation earned by each of our non-employee directors for the year ended December 31, 2019.

Name	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[2]	All Other Compensation ($)[3]	Total ($)
George W. Bilicic	102,500	130,052	7,681	240,233
Annette K. Clayton	110,000	130,052	31,643	271,695
Kevin M. Farr	117,500	130,052	31,282	278,834
Gary E. Hendrickson	112,500	130,052	52	242,604
Gwenne A. Henricks	97,500	130,052	4,999	232,551
Bernd F. Kessler	100,000	130,052	281	230,333
Lawrence D. Kingsley	96,875	130,052	10,690	237,617
Gwynne E. Shotwell[4]	81,521	130,052	15,864	227,437
John P. Wiehoff	137,500	130,052	0	267,552

(1) Directors may defer all or a portion of the fees otherwise payable to them in accordance with our Director Deferred Compensation Plan. Each of the current directors deferred all fees otherwise payable to him or her in 2019 in accordance with the Director Deferred Compensation Plan. The deferred amounts were converted into CSEs at the then current market price per share of our common stock. The aggregate number of CSEs held by each non-employee director as of December 31, 2019 is reflected in the "Stock Awards" column of the "Non-Employee Directors - Outstanding Equity Awards at Fiscal Year-End" table appearing below.

(2) On April 25, 2019, the continuing non-employee directors were each awarded under the Omnibus Plan 1,372 deferred stock units, each with a value equal to one share of our common stock. The grant date fair value for these deferred stock units was $94.79 per unit and is calculated in accordance with FASB ASC Topic 718 based on the closing market price of our common stock on the award date. The aggregate number of deferred stock units and CSEs held by each non-employee director as of December 31, 2019 is reflected in the "Stock Awards" column of the "Non-Employee Directors - Outstanding Equity Awards at Fiscal Year-End" table appearing below.

(3) The following table provides more information on the type and amount of benefits included in the All Other Compensation column.

Name	Perquisites ($)[a]	Gross Up on Perquisites ($)[b]	Total ($)
George W. Bilicic	4,132	3,549	7,681
Annette K. Clayton	18,309	13,334	31,643
Kevin M. Farr	16,888	14,394	31,282
Gary E. Hendrickson	52	0	52
Gwenne A. Henricks	2,837	2,162	4,999
Bernd F. Kessler	281	0	281
Lawrence D. Kingsley	5,902	4,788	10,690
Gwynne E. Shotwell	9,003	6,861	15,864
John P. Wiehoff	0	0	0

(a) The value shown includes the cost to the Company for Polaris parts, garments, accessories, and services, including those marketed by Transamerican Auto Parts, the cost of a flight and attendance at a special event for a director's spouse, and the cost of the use of Polaris products. The products used by our directors are either returned to the Company or purchased at a price greater than cost at the end of the defined usage period. We sell the returned products to dealers or through auction at an amount greater than cost of such products to the Company. The amount included is the imputed value based on the estimated fair market value of the use of the unit (or units) for the period of time that the unit was in the director's possession.

(b) This amount represents tax gross-ups on the use of Polaris products and related parts, garments, and accessories, including those marketed by Transamerican Auto Parts, flights and events.

(4) Ms. Shotwell became a director of the Company effective March 1, 2019, and as a result her earnings are prorated for the year.

Non-Employee Directors — Outstanding Equity Awards at Fiscal Year-End

The following table sets forth the number of shares of common stock underlying outstanding stock awards for each of the non-employee directors as of December 31, 2019.

Name	Stock Awards[1]
George W. Bilicic	5,186
Annette K. Clayton	66,674
Kevin M. Farr	15,127
Gary E. Hendrickson	22,871
Gwenne A. Henricks	10,542
Bernd F. Kessler	28,911
Lawrence D. Kingsley	10,131
Gwynne E. Shotwell	2,340
John P. Wiehoff	52,557

(1) Includes CSEs awarded to directors under the Director Deferred Compensation Plan, deferred stock units awarded under the Omnibus Plan and the accompanying dividend equivalent units issued on each form of award.

Compensation Discussion and Analysis

The Compensation Discussion and Analysis (CD&A) describes our compensation objectives and policies and the compensation awarded to our Named Executive Officers (NEOs) during 2019. Our NEOs for 2019 are:

Name	Title
Scott W. Wine	Chairman of the Board and Chief Executive Officer (CEO)
Michael T. Speetzen	Executive Vice President – Chief Financial Officer (CFO)
Kenneth J. Pucel	Executive Vice President – Global Operations, Engineering and Lean
Christopher S. Musso	Senior Vice President – Electrification Strategy[1]
James P. Williams	Senior Vice President – Chief Human Resources Officer (CHRO)

(1) *Mr. Musso became Senior Vice President of Electrification Strategy on December 6, 2019.*

Executive Summary

Compensation Philosophy

Our executive compensation is based on a pay for performance philosophy that aligns executive compensation decisions with our corporate strategy. The goal is to provide executives with competitive compensation opportunities and actual pay outcomes that reward superior company and individual executive performance. Our program is designed to attract, motivate, and retain highly qualified executives to achieve annual and long-term goals that create shareholder value and align with shareholder interests through a combination of base salary, annual incentives and long-term incentives with explicit financial metrics. We target market median for base salary and above market median for annual and long-term incentives because they are at-risk and tied to stretch targets. Our program, by design, places an emphasis on performance-based variable compensation as the largest percentage of total direct compensation for our executives. The primary objectives and priorities of the compensation program for our NEOs are the following:

Area of Focus		RESULT		Strategy
Competitive Position	>	• Performance-based	<	Target total direct compensation above median
Pay Mix	>	• Shareholder aligned	<	Emphasize value creation via stock option grants and performance shares
Performance Measures and Standards	>	• Engagement • Attraction	<	Align competitive pay with above-median growth rates
Pay and Performance Relationship	>	• Retention	<	Significant leverage to emphasize growth

We believe that our compensation policies and practices are designed to mitigate compensation-related risks to the Company's long-term performance, ethical standards and reputation. The table below illustrates some of those policies and practices.

What We Do	What We Don't Do
✔ Majority of executive pay is performance-based and not guaranteed	✘ No hedging of stock by directors or executives, limited ability to pledge
✔ Appropriate balance between short-term and long-term compensation to discourage short-term risk taking	✘ No excise tax gross-ups upon a change in control
✔ "Double trigger" change in control and termination of employment provisions	✘ No payment of dividends or dividend equivalents on unearned or unvested restricted stock units
✔ Rigorous stock ownership guidelines: CEO must own 7x his base salary; CFO must own 4x his base salary	✘ No repricing of underwater of stock options
✔ Clawback policy allows recovery of cash- or equity-based incentive compensation payments upon occurrence of certain financial restatements or certain misconduct in accordance with the terms of the policy	
✔ Varied quantitative performance measures	
✔ Executive sessions following each Compensation Committee meeting	

Compensation Program Design

To achieve the primary objectives and priorities of our compensation philosophy, we have designed an executive compensation program that is significantly weighted towards long-term goals. This approach aids us in the retention of executive officers and assures that the interests of our executive officers and shareholders are aligned. Although the program emphasizes performance-based and equity-based compensation as a percentage of total direct compensation (base salary and annual and long-term incentives), we do not have specific policies governing the allocation of the total direct compensation opportunity among its various components. Below we illustrate the key tenets of our compensation program and percentage of the 2019 target total direct compensation opportunity for Mr. Wine and the other NEOs as a group represented by each compensation component:





TOTAL DIRECT COMPENSATION

Total Annual Cash
Long-Term Incentives
Base Salary
Annual Incentives
Stock Options (50%)
PRSU (25%)
RSU (25%)

2019 TARGET TOTAL DIRECT COMPENSATION (MR. WINE)

11%
Base Salary
14%
Annual Incentive
75%
Long-term Incentives
70%
At-Risk*

2019 TARGET TOTAL DIRECT COMPENSATION (AVERAGE OF OTHER NEOs)

20%
Base Salary
19%
Annual Incentive
61%
Long-term Incentives
65%
At-Risk*

** At-risk compensation does not include base salary or RSUs.*

Plans are significantly weighted to performance-based, long-term objectives
At-risk compensation of 70% for CEO and 65% on average for other NEOs

Our performance-based compensation plans encompass all relevant performance metrics:

- ✔ Earnings Per Share
- ✔ Return on Invested Capital
- ✔ Net Income
- ✔ Revenue Growth
- ✔ Total Shareholder Return

Since a significant majority of our executive compensation is in the form of equity, actual compensation outcomes vary with Company and stock price performance, closely aligning pay and performance. At the beginning of 2017, our stock price was $82.61. We closed 2019 with a stock price of $101.70. However, over the three-year periods ending in 2017 and 2018, the ending stock price was lower than the beginning stock price. In addition, the Company's 3-year Relative TSR percentile was 12% in 2017, 36% in 2018, and 61% in 2019. As a result, over those periods, our CEO's pay was well below his targeted cash compensation and the grant date fair value of his equity awards in 2017 and 2018, but in line with his targeted cash compensation and the grant date fair value of his equity awards in 2019 to reflect the good performance of our stock over the three year period ending at the end of 2019.

CEO PAY FOR PERFORMANCE (TOTAL INCENTIVE COMPENSATION)

$8,784,432
-45%
TSR: 12%
$4,875,192
$7,679,079
-57%
TSR: 36%
$3,299,058
$7,913,701
3%
$8,150,390
TSR: 61%
2017
2018
2019
Disclosed Target and Grant Date Fair Values*
Earned and Realizable Values**
XX% 3-Year Relative TSR Percentile

* *For each year includes annual non-equity incentive compensation at target along with the grant date fair value of RSUs, PRSUs (at target) and options granted in such years.*

** *For each year includes: (i) actual annual non-equity incentive compensation earned for such year (ii) the fiscal year end value of RSUs granted during such year, (iii) the actual vested value of PRSUs earned during such year, and (iv) the in-the-money value of options granted during such year as of December 31, 2019.*

2019 Compensation Decisions

Consistent with our compensation philosophy of paying for performance, our compensation programs closely link pay and performance. Our performance during 2019 resulted in the following compensation actions:

Base Salary:	Increases were made for all NEOs based on individual performance, with consideration given to applicable market data.
Annual Incentive Plan:	The Company achieved adjusted earnings per share of $6.32 under the Senior Executive Annual Incentive Compensation Plan (SEP) warranting payouts of an annual cash incentive to each of our NEOs.
Stock Options	Consistent with our compensation philosophy of linking pay and performance, stock options were granted to NEOs which vest in three equal installments on the first, second and third anniversaries of the January 30, 2019 grant date and have an exercise price of $84.58, which was the fair market value of a share of our common stock on the date of grant.
Performance Restricted Stock Units (PRSUs)	**2017-2019 PRSU Awards:** The Company's PRSU awards for the 2017–2019 performance period paid out at 108.7% of target. The 2017–2019 LTIP was based on relative TSR performance compared to peer companies and placed the Company at the 58.7 percentile of the peer group resulting in a slightly above target payout.
	2019-2021 PRSU Awards: The Compensation Committee granted NEOs PRSU awards for the 2019-2021 performance period with target performance objectives established at net income of $515 million, revenue of $7,042 million, and a relative TSR rank in the 50th percentile, subject to achievement of an adjusted ROIC of 12% before any payout under the Net Income or Revenue metrics is permitted under the PRSU.
Restricted Stock Units (RSUs)	To provide stability to the total compensation package and a retention benefit, while maintaining a focus on stock growth, RSU awards were granted to our NEOs that vest in full on January 30, 2022.

Return to Shareholders

Because significant portions of our executive compensation program are equity-based, the amount of compensation (defined as base salary, annual incentive payment and grant date fair value of equity awards) ultimately realized by our NEOs is closely linked to the performance of our common stock, which is reflected in the following table that compares our annualized total shareholder return to that of the members of our 2019 Peer Group listed on page 29:

	Annualized Total Shareholder Return[1]		
Percentile	**1-Year**	**3-Year**	**5-Year**
25th Percentile[2]	24%	3%	2%
Median[2]	35%	8%	6%
75th Percentile[2]	44%	14%	12%
Polaris Inc.	**36%**	**10%**	**(5)%**
Polaris Percentile	*57%*	*61%[3]*	*8%*

(1) 1-Year, 3-Year and 5-Year Total Shareholder Return are annualized total shareholder rates of return reflecting the stock price appreciation plus reinvestment of dividends, as of December 31, 2019.

(2) These percentiles represent Total Shareholder Return of the members of our 2019 Peer Group listed on page 29.

(3) The 3-Year annualized Total Shareholder Return of 61% in this table differs from the 58.7% in the table above due to a change in the peer groups and different measurement dates for the performance periods.

Our 2019 Say on Pay Results

In making compensation decisions, the Compensation Committee considers the results of the Company's annual shareholder advisory votes approving the Company's executive compensation. Shareholders approved on an advisory basis the Company's Say on Pay proposal at our 2019 Annual Meeting of Shareholders with 86.2% of the votes cast (excluding abstentions) in favor of the compensation paid to our NEOs. For a more detailed discussion of our active shareholder engagement, please refer to the section titled *"Shareholder Engagement"* on page 13.

Executive Compensation Program Components

Compensation Type	Compensation Component	Purpose	Key Features
Fixed	**Base Salary**	• Provide a fixed level of compensation on which executive officers can rely	• Salary levels set based on an assessment of: – Level of responsibility – Experience and time in position – Individual performance – Future potential – Salary level relative to market median for most applicable comparator job – Internal pay equity considerations • Salary levels are reviewed annually by the Compensation Committee and adjusted as appropriate based on market data
Variable	**Annual Cash Incentive**	• Provide explicit incentives to achieve or exceed annual budgeted earnings per share objectives • Link pay to performance • Align performance objectives with interests of our shareholders	• Target incentive opportunity expressed as a percentage of executive officer's base salary, based on responsibilities of position, expected level of contribution and consideration of market data • Maximum potential payouts based on attainment of specified levels of financial performance • For 2019 awards, actual payouts may vary based on the degree to which financial performance objectives are achieved and on consideration of other Company, business unit and individual performance factors, as determined by the Compensation Committee
	Long-Term Incentives (Including Stock Options, PRSUs and RSUs)	• Provide executive officers with incentives to achieve multi-year financial and operational objectives • Link pay to financial, operational and stock price performance • Align executive officers' interests with the interests of our shareholders	• PRSUs are earned based on the degree to which specified financial objectives are attained over a three-year performance period • Target incentive opportunity based on responsibilities of position, expected level of contribution and consideration of market data • Stock options provide value to executive officers only if stock price increases over the stock option term, generally ten years • RSUs may vest upon completion of a specified period of employment • All grants are approved by the Compensation Committee • Actual earned PRSUs are determined by the Compensation Committee
Other	**Benefits and Perquisites**	• Provide an overall compensation package that is competitive with those offered by companies with whom we compete for executive talent • Provide a level of retirement income and promote retirement savings in a tax-efficient manner	• Participation in 401(k) plan and health and welfare plans generally made available to our employees as well as supplemental medical and dental coverage through Ultimate Health. • Executive officers may participate in a non-qualified supplemental retirement savings plan and will receive an employer match up to 5% on base salary and Senior Executive Plan deferral contributions when their 401(k) participation has been limited by IRS annual contribution rules • Perquisites described on page 35
	Post-Employment Compensation (Severance and Change in Control Arrangements)	• Enable executive officers to evaluate potential transactions focused on shareholder interests • Provide continuity of management • Provide a bridge to next professional opportunity in the event of an involuntary termination	• Double-trigger change in control severance arrangements • Double-trigger accelerated vesting of equity awards upon change in control • Severance for termination by the Company without cause or for good reason resignation • Non-compete and non-solicitation restrictions following termination of employment

Determining Executive Compensation

Compensation Committee Process

The Compensation Committee is responsible for the review and approval of all aspects of our executive compensation program. The Compensation Committee meets in January or February of each year to: (i) establish the annual base salary and annual incentive compensation opportunity for each of the executive officers for the current year; (ii) determine the actual annual incentive compensation to be paid to each executive officer for services provided during the prior year; (iii) establish plan targets and performance measures for the three-year performance period beginning on January 1 of the current year for PRSUs; (iv) determine the number of PRSUs earned, if any, under the long-term incentive program for the three-year performance period ended on the immediately preceding December 31st; and (v) determine stock option awards, RSU awards and any other equity-based awards to be granted to executive officers.

When making individual compensation decisions for the executive officers, the Compensation Committee takes many factors into account. These factors include subjective and objective considerations of each individual's skills, performance and level of contribution towards desired business objectives, our overall performance, retention concerns, the individual's tenure and experience with our Company and in his or her current position, the recommendations of management, the individual's current and historical compensation, the Compensation Committee's compensation philosophy, and comparisons to other comparably situated executive officers (both those of the Company and those of the peer group companies). The Compensation Committee's process utilizes input, analysis and review from a number of sources, including our management, other independent directors of the Board, the Compensation Committee's independent compensation consultant, and market studies and other comparative compensation information as discussed below.

The Compensation Committee uses this information in conjunction with its own review of the various components of our executive compensation program to determine the base salary and annual and long-term incentive targets and opportunities of the executive officers as a group and individually.

Role of Executive Officers in Determining Compensation

The Compensation Committee meets with our CEO annually to review the performance of our other executive officers. The meeting includes an in-depth review of each executive officer, achievement of individual performance objectives established at the beginning of the year and individual contributions towards achievement of our business goals.

The Compensation Committee considers input from our CEO, CFO, and Chief Human Resources Officer (CHRO) when developing and selecting metrics and performance objectives for our Senior Executive Plan and long-term incentive program, and evaluating performance against such pre-established metrics and objectives. The Compensation Committee also receives recommendations from our CEO, with the assistance of our CHRO (for executive officers other than himself), regarding base salary amounts, annual incentive award amounts and equity-based performance incentive awards for our other executive officers. In determining the CEO's compensation, the Compensation Committee considers comparative compensation information, and input from its independent compensation consultant.

Role of the Independent Compensation Consultant

Willis Towers Watson provides the Compensation Committee with an annual compensation market analysis for the executive officers and directors; makes recommendations on the executive pay programs; reviews, participates and comments on executive and board compensation matters; and provides updates on regulatory changes in compensation related issues and other developments and trends in executive compensation.

Market Competitiveness Review

The compensation consultant and the Compensation Committee periodically review the composition of the peer group of companies about which competitive compensation data is obtained. The peer group is established each July and is used for purposes of setting compensation for the following year.

In connection with the 2019 compensation planning, the Compensation Committee, with the guidance of Willis Towers Watson, reviewed the composition of the peer group and removed SPX Corporation due to its low revenue in relation to the Company, and added LKQ Corporation due to its larger revenue and market capitalization. The companies comprising the Peer Group used to establish the 2019 compensation of the executive officers are listed below:

2019 PEER GROUP

BorgWarner Inc.	Hasbro Inc.	Parker-Hannifin Corporation	The Timken Company
Brunswick Corporation	IDEX Corporation	Pentair, plc	The Toro Company
Donaldson Company, Inc.	Kennametal Inc.	Regal Beloit Corporation	Thor Industries, Inc.
Dover Corporation	Leggett & Platt, Incorporated	Snap-On, Inc.	
Flowserve Corporation	LKQ Corporation	Stanley-Black & Decker, Inc.	
Harley-Davidson, Inc.	Mattel, Inc.	Terex Corporation	

Both management and the Compensation Committee believe that this peer group of 21 companies (the Peer Group) provided a robust statistical set of comparison data to serve as the basis for 2019 compensation decisions. In connection with the compensation decisions made for 2019, Willis Towers Watson utilized data from the Willis Towers Watson 2018 General Industry Executive Compensation Database and our Peer Group companies in the market review.

The following table summarizes our scale relative to our 2019 industry peer group as of December 31, 2019.

2019 PEER GROUP COMPARISON

	Revenue ($)[1]	Market Cap ($)[2]	Employees (#)
25th Percentile	$3,240	$ 4,700	9,500
Median	$4,355	$ 7,290	17,000
75th Percentile	$7,135	$10,940	24,000
Polaris	**$6,783**	**$ 6,221**	**14,000**
Polaris Percentile	**74%**	**38%**	**45%**

(1) Revenue reflected the most recent fiscal year end.
(2) As of December 31, 2019.

The reports furnished by Willis Towers Watson provide the Compensation Committee with market information at the median and 75th percentiles for each executive officer position and pay component, and for total direct compensation, and compare the actual and target compensation provided and intended to be provided to each executive officer to the market amounts, which consider both the peer group data and the data contained in the surveys. This market information is an important element reviewed by the Compensation Committee, which generally intends to target base salaries for our executive officers at the market median for comparable positions as set forth in the report. The elements of annual and long-term incentive opportunities of total direct compensation are based on responsibilities of position, expected level of contribution and consideration of market data. The Compensation Committee can and does, however, use discretion to adjust a component of pay, or total direct compensation generally, above or below these ranges to recognize the specific circumstances of individual executive officers.

2019 Compensation Decisions

2019 Base Salaries

The Summary Compensation Table on page 37 sets forth the actual base salary earned by each of our NEOs during 2019. Base salary increases in 2019 were based on individual performance and were generally implemented to maintain the NEO's position with respect to market median.

The following table reflects the annualized base salaries as established by the Compensation Committee for our NEOs in 2019.

Name	Annualized Base Salary in 2019	Percentage Increase (%)
Scott W. Wine	1,035,000	2.0
Michael T. Speetzen	630,000	5.0
Kenneth J. Pucel	675,000	2.3
Christopher S. Musso	557,000	3.1
James P. Williams	470,000	3.8

2019 Annual Incentive Compensation

Overview

Our NEOs and other members of senior management selected by the Compensation Committee are eligible to earn annual cash incentive compensation under our SEP. Cash incentives to participants in the SEP are payable only if and to the degree we achieve annual financial performance objectives determined by the Compensation Committee. The performance objectives are to be based on one or more business criteria specified in the SEP. In establishing our performance goals, the Compensation Committee provides that adjustments will be made for specified unusual events such as acquisitions, dispositions, restructurings and certain legal settlements.

Bonuses for Fiscal 2019 Performance

For 2019, the target payouts under the SEP expressed as a percentage of base salary were set by the Compensation Committee at 125% for Mr. Wine, 100% for Messrs. Speetzen, Pucel, and Musso, and 80% for Mr. Williams. The percentage utilized for each NEO was based on the respective NEO's level of responsibility, expected level of contribution and the Compensation Committee's general intention to target annual incentive compensation between the market median and the 75th percentile levels for comparable positions when financial targets are achieved.

In determining whether and to what degree to approve payments under the SEP, the Compensation Committee gives primary consideration to the level of achievement of performance metrics it selects for inclusion in a performance matrix. For 2019, the Compensation Committee selected adjusted earnings per diluted share (Adjusted EPS) as the sole performance metric for this purpose. The Adjusted EPS metric was chosen because it is a well-understood financial measure communicated in the public disclosure of our financial results, is used in determining payouts under our broad-based annual profit sharing plan, and is believed to significantly influence our stock price performance. In determining the Company's 2019 performance for purposes of the performance matrix, the Compensation Committee adjusted for certain unusual events (such as acquisitions, dispositions, restructurings and legal settlements) which resulted in Adjusted EPS of $6.32[1] as compared to GAAP EPS of $5.20.

The estimated threshold, target and maximum payments under the SEP for 2019 are reflected in the "Estimated Potential Payouts Under Non-Equity Incentive Plan Awards" column in the Grants of Plan-Based Awards in 2019 on page 39. The amounts actually paid in connection with the SEP during each of the years 2017-2019 are set forth in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table on page 35.

---

(1) Please see the Company's Non-GAAP Reconciliation of Results tables in the Company's earnings release issued on January 28, 2020 for a reconciliation of 2019 EPS.

Consistent with our pay-for-performance philosophy, the Compensation Committee sets challenging objectives for Adjusted EPS. In 2019, the target Adjusted EPS performance goal was set $.01 higher than the amount achieved in 2018. The 2019 performance levels that were incorporated into the matrix are summarized in the following table:

	Adjusted EPS
Threshold	$5.00
Target	$6.25
Maximum	$7.56
Actual	$6.32

Our Adjusted EPS for 2019 was $6.32, which was 1% above target level performance of $6.25 in the performance matrix. The Compensation Committee considered a number of factors, primarily the payout amounts suggested by the performance matrix for the NEO as set forth in the table below, but also our

financial and operating performance as compared to fiscal 2018, Mr. Wine's assessment of the individual performance of the other NEOs, and the Compensation Committee's assessment of Mr. Wine's individual performance.

The following table shows the suggested payout as a percentage of earned salary derived from the performance matrix at an Adjusted EPS of $6.32, the actual payout as a percentage of eligible annual wages, and the actual amount paid in March 2020 under the SEP for each of our NEOs:

Name	Suggested Payout as % of Base Salary[1]	Actual Incentive Payout as a % of Base Salary	Actual Incentive Amount Paid ($)
Scott W. Wine	128.1	129	1,325,835
Michael T. Speetzen	102.5	106	660,000
Kenneth J. Pucel	102.5	105	705,000
Christopher S. Musso	102.5	81	450,000
James P. Williams	82.0	91	425,000

(1) Based upon a target percentage of base salary, the Company's EPS performance, and a payout curve tied to grade level.

2019 Long-Term Incentive Compensation

Overview

Long-term incentive compensation annually awarded by the Compensation Committee emphasizes performance-based equity vehicles, consisting of annual awards of stock options, RSUs, and PRSUs. From time to time, supplemental equity awards are granted on a selective and limited basis, generally in connection with promotions, individual outstanding performance and ability to effect desired performance results, hiring of new executives and retention situations. All equity-based awards are granted under our Omnibus Plan.

The Compensation Committee has chosen to provide a mix of stock options, PRSUs, and RSUs for its annual long-term incentive equity awards because it believes such a combination effectively aligns the financial interest of our executive officers with those of our shareholders. Stock options provide value only to the extent that the price of our common stock has appreciated over the option term. PRSUs provide performance-based compensation and value only if the minimum performance targets for net income, revenue, and relative TSR are met and in certain instances, then only if an adjusted ROIC floor is achieved for payouts under the net income and revenue metrics. RSUs provide stability to total compensation packages and a retention benefit, while maintaining a focus on stock growth. RSU awards

are also provided occasionally for new hires, promotions, or special recognition and are subject to three-year cliff vesting. The Compensation Committee provides a variable blended ratio between the types of awards depending on the desired performance outcome. The 2019 long-term incentive awards granted to our NEOs was allocated 50% to stock options, 25% to PRSUs, and 25% to RSUs.

2019 Stock Option Awards

Stock option awards granted under the Omnibus Plan during 2019 to our employees, including NEOs, have an exercise price equal to 100% of the fair market value of a share of our common stock on the date of grant. Each stock option granted to our NEOs vests and becomes exercisable in three equal installments on each of the first, second and third anniversaries of the date of grant and has a 10-year term. If employment terminates for any reason other than diserally exercisable for 30 days after employment ends unless terminated for cause. If employment terminates due to disability or death (retirement is discussed below), then any unvested portion of the option will vest immediately and all exercisable options will remain exercisable for one year following termination of employment.

If employment terminates by reason of retirement, the vested option will be exercisable for the full term of the option and the unvested portion of the option will vest immediately and remain exercisable for the full term of the option, provided that the grant occurred at least 12 months prior to the retirement date and notice of retirement was given to the Company at least one-year in advance. Upon a change in control of our Company, each outstanding option will become immediately vested and exercisable in full only if the option is not continued, assumed or replaced or if the NEO is terminated without cause or terminates his employment for good reason within one year of the event.

Our stock option grant practices for executive officers are designed to ensure that the stock option awards approved by the Compensation Committee at its January meeting will have an effective date occurring after the release of year-end financial results. We do not engage in the backdating, cancellation or re-pricing of stock options and have not engaged in such practices in the past.

The 2019 awards for our NEOs vest in three equal installments on the first, second and third anniversaries of the January 30, 2019 grant date and have an exercise price of $84.58, which was the fair market value of a share of our common stock on the date of the grant. The number of shares subject to each NEO's 2019 stock option award is as follows:

Named Executive Officer	Number of Shares Subject to Stock Option
Scott W. Wine	183,728
Michael T. Speetzen	45,932
Kenneth J. Pucel	60,368
Christopher S. Musso	44,620
James P. Williams	32,809

Performance Restricted Stock Unit Awards (PRSUs)

PRSU awards are made to each of our NEOs and other eligible employees pursuant to the Omnibus Plan. The PRSU awards will be earned to the degree that we achieve performance objectives specified by the Compensation Committee at the beginning of a three-year performance period. The performance objectives are based on one or more business criteria specified in the Omnibus Plan or other metrics approved by the Compensation Committee. In establishing our performance goals, the Compensation Committee may provide that adjustments will be made for specified unusual events such as acquisitions, dispositions, restructurings and certain legal settlements.

Each PRSU will be paid out in the form of one share for each PRSU determined by the Compensation Committee to have been earned and vested over the applicable performance period. Below is a discussion of the PRSU awards over the past three years.

2019-2021 PRSUs

PRSUs granted in 2019 may be earned for the 2019-2021 performance period based on level of achievement against the performance objectives specified at the beginning of the performance period. All earned PRSUs will either vest and be paid out in the form of one share for each earned and vested PRSU or, if elected by the executive officer, deferred pursuant to the SERP.

In 2019, the Compensation Committee selected total shareholder return relative to the Company's peer group (Relative TSR), net income, and revenue growth as the metrics for the PRSU awards, with achievement of an adjusted ROIC percentile required before any payout under the net income or revenue metric is permitted. Relative TSR for the Company or any member of the Peer Group during the performance period means the cumulative total shareholder return during the performance period on the applicable company's common stock as measured by the change in the company's stock price from the beginning of the performance period to the end of the performance period and takes into account the assumed reinvestment of all dividends paid during the performance period. The beginning stock price for a company will be the average closing sales price as reported on the national securities exchange on which it trades during the period of November 1, 2018 through December 31, 2018. The ending stock price for a company will be the average closing sales price as reported on the national securities exchange on which it trades during the period of November 1, 2021 through December 31, 2021.

For the 2019 PRSU awards, the following tables summarize the PRSU threshold, target, and maximum (represents 200% of target) performance metrics and payouts for each NEO. Performance below each of these levels would result in no PRSUs vesting and consequently, no equity would be issued under this award:

2019-2021 PRSU PERFORMANCE METRICS

	Weight of Metric	Threshold	Target	Maximum
Net Income Growth* (in millions)	50%	$ 149	$ 515	$ 639
Revenue Growth* (in millions)	25%	$ 5,162	$ 7,042	$ 7,452
Relative TSR (percentile)	25%	25th	50th	≥90th

*   The Company is required to achieve an adjusted ROIC of 12% before any payout under the Net Income or Revenue metrics is permitted under the PRSU.

2019-2021 PRSU PERFORMANCE PERIOD PAYOUTS

Name	Threshold Stock Units (#)	Target Stock Units (#)	Maximum Stock Units (#)
Scott W. Wine	10,346	20,691	41,382
Michael T. Speetzen	2,587	5,173	10,346
Kenneth J. Pucel	3,400	6,799	13,598
Christopher S. Musso	2,513	5,025	10,050
James P. Williams	1,848	3,695	7,390

2018-2020 PRSUs

PRSUs granted in 2018 may be earned during the course of the 2018-2020 performance period based on the level of achievement against the performance objectives specified at the beginning of the performance period. In 2018, the Compensation Committee selected net income, revenue, and total shareholder return relative to the Company's peer group (relative TSR) as the metrics for the PRSU awards.

For the 2018 PRSU awards, the following tables summarize the PRSU threshold, target, and maximum (represents 200% of target) performance metrics and payouts for each NEO. Performance below each of these levels would result in no PRSUs vesting and consequently, no equity would be issued under this award:

2018-2020 PRSU PERFORMANCE METRICS

	Weight of Metric	Threshold	Target	Maximum
Net Income Growth (in millions)	50%	$ 381	$ 473	$ 537
Revenue Growth (in millions)	25%	$ 5,931	$ 6,284	$ 6,650
Relative TSR (percentile)	25%	25th	50th	≥90th

2017-2019 PRSUs

For PRSUs granted in 2017 for the 2017-2019 performance period, we achieved 58.7 percentile of the relative total shareholder return, compared to our peer group, the sole metric selected by the Compensation Committee for the 2017 PRSU awards.

As a result of this performance, the Compensation Committee determined that the 2017 PRSU awards would be paid out at 108.7% of target for the 2017-2019 performance period, and the amounts received by the NEOs are summarized in the "Option Exercises and Stock Vested in 2019" table on page 42.

	Actual 2019 TSR Percentile	Percent of Target Earned (%)
Threshold[1]	25	50.0
Target[1]	50	100.0
Maximum[1]	>90	150.0
Actual	58.7	108.7

(1) Percentage earned for performance between any of the specified levels was determined on a pro rata basis.

2019 Restricted Stock Unit Awards

In 2018, we introduced RSUs to provide stability to total compensation and as a retention tool. RSUs provide stability to total compensation packages and a retention benefit, while maintaining a focus on stock growth. RSU awards are also provided occasionally for new hires, promotions, or special recognition and are subject to three-year cliff vesting to maximize the retention benefit. RSUs awarded to our NEOs during 2019 were granted under the Omnibus Plan and vest in full on January 30, 2022. No dividend equivalents are paid on the RSUs. Upon a change in control of our Company, each outstanding RSU will become immediately vested in full only if the RSU is not continued, assumed or replaced or if the NEO is terminated without cause or terminates his employment for good reason within one year of the event. The number of shares subject to each NEO's 2019 RSU award is as follows:

Named Executive Officer	2019 RSUs Granted
Scott W. Wine	20,691
Michael T. Speetzen	5,173
Kenneth J. Pucel	6,799
Christopher S. Musso	5,025
James P. Williams	3,695

Other Executive Compensation Arrangements, Policies and Practices

Retirement Benefits

We sponsor a qualified 401(k) Plan in which our NEOs may participate on the same general basis as our employees, and which allows participants to make plan contributions on a pre-tax basis and to which we make Company-matching contributions dollar-for-dollar with employee contributions up to 5% of covered compensation.

We have also adopted a SERP intended to increase contributions limited by the application of the IRS 401(k) annual compensation limit. Additionally, participation in the SERP offsets ESOP contributions generally provided to our non-executive employee population. The SERP provides executives who participate in the 401(k) Plan, including the NEOs, with the opportunity to defer up to 100% of their base salary, up to 100% of amounts payable under the SEP, and PRSU and RSU awards by making contributions to the SERP. Typically, base salary and SEP deferral contributions are matched by the Company as if they had been made under the 401(k) Plan on a dollar-for-dollar basis up to 5% of covered compensation. The SERP assists executives in accumulating funds on a tax-advantaged basis for retirement and is consistent with observed competitive practices of similarly situated companies.

We do not maintain a defined benefit pension plan or a defined benefit supplemental pension plan for our executive officers or non-executive employee population.

We do, however, provide certain benefits and perquisites to NEOs who are retirement-eligible. These benefits and perquisites include:

- Medical insurance coverage or cash equivalent for retirees and their spouses from age 55 to 64 with coverage coinciding with Medicare Part B on and after age 65;
- Dental insurance coverage for retirees and their spouses at the same coverage level with the same provider as an active employee;
- Continued annual physical exams at the Mayo Clinic for retirees and their spouses in accordance with the active officer benefit;
- Continued use of Polaris products in accordance with the active NEO benefits, including related parts, garments and accessories;
- For SEP participants, a possible prorated payout under the plan based on the time worked during the incentive compensation award period payable in accordance with the normal payment schedule; and
- For vested stock options, an exercise period of 36 months or the full term of the option for options issued after May 2015; for outstanding stock options that have not vested as of the retirement date, the option will immediately vest and remain exercisable for 36 months or the full term of the option for all options issued after May 2015, provided the grant occurred at least 12 months prior to the retirement date and notice of retirement was given to the Company at least one-year in advance.

Mr. Pucel is also eligible for an additional payment equal to three times his annual base salary upon retirement on or after age 55 plus five years of service. Mr. Pucel received this benefit as part of an inducement to join Polaris and as a substitute to a comparable benefit he received from his prior employer.

To be eligible for full retirement-age benefits, the NEO must have attained the age of at least 65 (or who have attained the age of at least 55 and have a minimum of 10 years of service to our Company, or 5 years with respect to Mr. Pucel). None of the NEOs has attained the age of 55 and had at least 10 years of service (or 5 years with respect to Mr. Pucel) at the Company as of December 31, 2019.

Perquisites

We provide perquisites and personal benefits to our executive officers in an effort to attract and retain the best talent. These perquisites and personal benefits consist of:

- Reimbursement of tax, estate and financial planning fees.
- Supplemental family medical and dental coverage up to $100,000 a year through Ultimate Health, which covers annual expenses not covered under the basic medical and dental benefit plans that are generally available to Company employees, and reimbursement of the cost of annual physicals at the Mayo Clinic for each executive officer and his spouse.
- Temporary use of Polaris products. The Company expects its executive officers to use the Company's products so they have a first-hand understanding of our customers' riding experience and can evaluate product design and efficiency. This perquisite is offered to various employees throughout the Company and the only variable is the number of products made available. The value of the temporary use of the products to each employee participating in the program is included as part of the employee's total compensation, and the Company

grosses up the amount so there is no tax impact to any of the participants.

- Executive officers have access to parts, garments, accessories, and services at no cost because they are required to use appropriate safety equipment. The value of these items is included as part of the executive officer's compensation and the Company grosses up the amount so there is no tax impact to the executive officer in an effort to encourage them to experience our products.
- Reimbursement of club entrance/initiation fees and monthly club dues.

We prohibit personal use of corporate aircraft by any executive officer unless the Company is reimbursed for the full incremental cost to the Company of such use. Occasionally, however, a guest may accompany an executive officer on business travel on a corporate jet if there is an empty seat, but there is no incremental cost to the Company. Unused tickets from business related sponsorship agreements are from time- to-time made available for personal use. Tickets are included in sponsorship agreements and result in no incremental cost to the Company.

Severance Arrangements

We have entered into severance arrangements with our NEOs, which provide for certain benefits if an executive officer is involuntarily terminated without cause, terminated without cause in connection with a change in control, or if he terminates his employment for good reason following, in the case of the NEOs other than Mr. Wine, a change in control. The severance arrangements with our NEOs were established as part of the negotiations of their initial employment terms. The severance arrangements are intended to:

- Allow executive officers to weigh potential transactions focused on shareholder interests and not personal interests;

- Provide executive officers with a measure of security in the event of an actual or potential change in corporate ownership or control; and
- Provide executive officers with a bridge to their next professional opportunity.

The severance arrangements are described in more detail beginning on page 44 under the caption entitled *"Potential Payments Upon Termination or Change-in-Control."*

Clawback Policy

In January 2020, the Company revised and adopted its current clawback policy. Under the current policy, all performance-based compensation awarded on or after January 29, 2020 to any of our executive officers subject to Section 16 of the Securities Exchange Act or the Controller is subject to forfeiture and/or recoupment in the event of a financial restatement due to material noncompliance of the Company with financial reporting requirements in which the performance-based compensation awarded would have been lower based upon the restated results or if the Compensation Committee determines that the executive officer has engaged in certain misconduct in accordance with the terms of the policy. Under our prior clawback policy, the Company may require reimbursement or cancellation of cash-based or equity-based incentive compensation awarded after

November 1, 2010 to any of our executive officers subject to Section 16 of the Securities Exchange Act if we are required to prepare an accounting restatement due to material noncompliance with any financial reporting requirement, and if the award or payout was predicated upon the achievement of financial results that were restated.

The prior policy in effect for performance-based compensation awarded prior to January 29, 2020 calls for the reimbursement or cancellation of the amount of the award or payout, net of taxes, in excess of what would have been granted or paid based on the actual results unless the Compensation Committee determines in its discretion that a lesser amount to be reimbursed or canceled is appropriate under the circumstances.

Stock Ownership Guidelines

The Compensation Committee believes that an important means of aligning the interests of our executive officers, including our NEOs, with the interests of our shareholders is to ensure that they own significant amounts of our common stock. The Compensation Committee adopted stock ownership guidelines which require executive officers to hold shares with a value equal to or exceeding a multiple of annual base salary as set forth in the table below. Each executive officer is expected to satisfy the stock ownership guidelines within four years following the date he or she becomes an executive officer. Executive officers are prohibited from entering into hedging transactions and are subject to restrictions on pledging Company stock as discussed on page 14.

Shares included in this calculation are those directly or indirectly owned, shares held in the SERP, outstanding PRSU awards at target levels and unvested RSU awards. The following table sets forth the stock ownership guidelines and whether the NEOs are in compliance with the guidelines:

Name	Stock Ownership Guidelines (as a multiple of base salary)	In Compliance With Guidelines?
Scott W. Wine	7x	Yes
Michael T. Speetzen	4x	Yes
Kenneth J. Pucel	4x	Yes
Christopher S. Musso	2x	Yes
James P. Williams	2x	Yes

Compensation Risk Assessment

Management conducts a risk assessment of our employee compensation policies and practices, including those that apply to our executive officers annually. Management reviewed our compensation plans, program design and existing practices as well as global and local compensation policies, programs and practices applicable to all employees. Management then analyzed the likelihood and magnitude of potential risks, focusing on whether any of our compensation policies and practices varied significantly from our overall risk and reward structure, whether any such policies and practices incentivized individuals to take risks that were inconsistent with our goals, and whether any such policies and practices have resulted in establishing an inappropriate balance between short-term and long-term incentive arrangements.

Management discussed the findings of the risk assessment with the Compensation Committee. Based on the assessment, we have concluded that our compensation policies and practices are aligned with the interests of shareholders, appropriately reward pay for performance, and do not create risks that are reasonably likely to have a material adverse effect on the Company.

Compensation Committee Report

The Compensation Committee assists the Board in establishing a philosophy and policies regarding executive and director compensation, provides oversight of the administration of our director and executive compensation programs; and administers our equity-based compensation plans, reviews the compensation of directors, Named Executive Officers and senior management, and prepares any report on executive compensation required by the rules and regulations of the SEC or other regulatory body, including this Compensation Committee Report.

In performing its oversight responsibilities, the Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis with management. Based on the review and discussions, we have recommended to the Board that the Compensation Discussion and Analysis be included in the Proxy Statement for the 2020 Annual Meeting of Shareholders.

COMPENSATION COMMITTEE

Gary E. Hendrickson, Chair
Annette K. Clayton
Lawrence D. Kingsley
John P. Wiehoff

Executive Compensation

Summary Compensation Table

The following table shows, for the fiscal years ended December 31, 2017, 2018, and 2019, the annual compensation paid to or earned by our NEOs.

Name and Principal Position	Year	Salary ($)	Bonus ($)[1]	Stock Awards ($)[2][3]	Option Awards ($)[4]	Non-Equity Incentive Plan Compensation ($)[5]	All Other Compensation ($)[6]	Total ($)
Scott W. Wine	2019	1,029,616	0	4,097,853	3,500,441	1,325,835	204,707	10,158,452
Chairman and Chief Executive	2018	1,006,923	0	3,400,255	3,400,839	1,290,000	202,894	9,300,912
Officer (Principal Executive Officer)	2017	985,000	0	1,258,878	4,653,134	1,856,558	88,844	8,842,414
Michael T. Speetzen	2019	624,231	0	1,024,513	875,110	660,000	141,513	3,325,367
Executive Vice President –	2018	594,616	0	744,717	744,716	630,000	183,331	2,897,380
Chief Financial Officer (Principal Financial Officer)	2017	571,923	0	404,293	1,494,434	771,577	153,414	3,395,641
Kenneth J. Pucel	2019	670,962	0	1,346,542	1,150,149	705,000	101,100	3,973,753
Executive Vice President –	2018	657,308	0	1,141,870	1,141,889	630,000	152,518	3,723,585
Global Operations, Engineering and Lean	2017	636,539	0	532,924	1,969,961	851,239	75,266	4,065,929
Christopher S. Musso	2019	552,423	0	995,201	850,114	450,000	65,726	2,913,464
Senior Vice President –	2018	540,000	1,035,825	843,893	844,003	575,000	242,938	4,081,659
Electrification Strategy	2017	72,692	550,000	3,458,400	0	0	64,277	4,145,369
James P. Williams[7] Senior Vice President – Chief Human Resources Officer	2019	465,423	0	731,795	625,087	425,000	229,126	2,476,431

(1) The amounts shown in this column for Mr. Musso represent a signing bonus of $550,000 paid in 2017 upon commencement of his employment on November 6, 2017 and a guaranteed incentive of $1,035,825 earned in 2018.

(2) Typically, the Compensation Committee grants approved stock options and stock awards to NEOs on the same day each year in January, which for 2019 was January 30, 2019. The Compensation Committee granted options on January 30, 2019, but postponed granting the RSUs and PRSUs to the NEOs until the Omnibus Plan share request was approved at our 2019 Annual Shareholder Meeting on April 25, 2019. Once approved, the Compensation Committee granted RSUs and PRSUs to the NEOs on April 26, 2019. To be consistent with prior year grants, however, the Compensation Committee granted a number of PRSUs and RSUs to the NEOs equal to the target value divided by the closing stock price on January 30, 2019. Since the stock price increased from $84.58 on January 30, 2019 to $97.45 on April 26, 2019, the grant date fair values reflected in the table above for 2019 exceed the amounts targeted by the Compensation Committee for NEOs.

(3) Amounts shown in this column represent the aggregate grant date fair value of PRSUs granted to each of our NEOs, and the grant date fair value of RSU awards granted to each of our NEOs, in the fiscal years indicated. The calculation of the grant date fair value amounts for PRSU awards granted in 2019 assumes target-level performance against the specified PRSU financial goals. The actual value ultimately realized by our NEOs with respect to these PRSU awards will depend on our actual performance against the specified financial goals and the market value of our common stock on the vesting date, and may differ substantially from the grant date fair values shown. The grant date fair value of the time-based RSU awards was computed in accordance with FASB ASC Topic 718, based on the closing market price of our common stock on the grant date. Additional information regarding the 2019 equity awards is set forth below under the caption "Grants of Plan-Based Awards in 2019" on page 39.

(4) Amounts shown in this column represent the grant date fair value of stock option awards granted to each of our NEOs in the fiscal years indicated. Grant date fair value is calculated in accordance with the requirements of FASB ASC Topic 718 using the Black-Scholes method. The assumptions used in determining the grant date fair value of the 2019 awards are set forth in Note 4 to the financial statements contained in our Annual Report on Form 10-K for the fiscal year ended December 31, 2019.

(5) Amounts shown in this column represent payments under the SEP, and are reported for the year in which the related services were performed and the incentive amounts earned. Additional information about these payments is set forth under the caption "2019 Annual Incentive Compensation" on page 30.

(6) Amounts shown in this column include Company matching contributions to the 401(k) Plan and SERP, life insurance premiums and the aggregate incremental cost to us of the following perquisites: club dues, financial planning and tax preparation services, Ultimate Health supplemental health and dental coverage, annual physicals, the use of Company products, the receipt of related parts, garments, accessories, services, guest travel on corporate jet, and related tax gross-ups. These perquisites are described in further detail under the caption "Perquisites" on page 35. Additional detail regarding the components of the amounts shown for 2019 for each of our NEOs is provided in the "All Other Compensation Table" on page 38.

(7) Mr. Williams became a NEO in 2019.

All Other Compensation Table

The following table provides additional information on the amounts reported in the All Other Compensation column of the Summary Compensation Table for 2019.

	S. Wine	M. Speetzen	K. Pucel	C. Musso	J. Williams
401(k) Plan Matching Contributions by Company	$ 14,000	$ 14,000	$ 14,000	$ 14,000	$ 14,000
SERP Matching Contributions by Company	103,933	49,865	28,471	0	29,892
Life Insurance Policy Premiums	546	546	546	546	546
Ultimate Health Premiums	14,988	14,988	14,988	14,988	14,988
Annual Physicals (Executive and Spouse)	0	0	0	0	5,323
Financial Planning (Reimbursement)	15,000	1,975	6,325	0	7,975
Club Initiation Fees and Monthly Dues (Reimbursement)	9,420	5,904	9,420	0	9,420
Use of Polaris Products[1]	15,446	20,659	9,304	5,181	22,044
Polaris Parts, Garments and Accessories[2]	9,087	8,332	5,410	14,294	57,096
Gross-Up on Perquisites[3]	22,287	25,244	12,636	16,717	67,842
Total	**$ 204,707**	**$ 141,513**	**$ 101,100**	**$ 65,726**	**$ 229,126**

(1) The Company expects its executive officers to use the Company's products so they have a first-hand understanding of our customers' riding experience and can evaluate product design and efficiency. Each year, the CEO is provided the use of up to 16 Polaris products, the EVPs (which includes Speetzen, Pucel, and Musso) are provided the use of up to 12 Polaris products, and other executive officers are provided the use of up to 10 Polaris products. In addition, all NEOs are permitted the use of one boat. The products used by our executives are either returned to the Company or purchased from the Company by a third party at a price greater than cost at the end of the defined usage period. We sell any returned products to dealers or through auction at an amount greater than cost of such products to the Company. The amount shown is the imputed value based on the estimated fair market value of the use of the unit (or units) for the period of time that the unit was in the executive's possession. The program related to boats began in 2019. Under that program, executives are required to hold boats for two seasons. Accordingly, no boats have yet been returned to the Company under this program.

(2) The value shown is the cost to the Company for Polaris parts, garments, accessories, and services, including those marketed by Transamerican Auto Parts, provided to each of the NEOs.

(3) This amount represents tax gross-ups on the use of Polaris products and related parts, garments, and accessories, including those marketed by Transamerican Auto Parts, and tax gross-ups related to a guest accompanying a NEO on business travel on a corporate jet when an empty seat was available.

Grants of Plan-Based Awards in 2019

The following table summarizes each grant of an equity or non-equity incentive award during 2019 to each of our NEOs. All equity awards were granted under the Omnibus Plan.

Name	Approval and Grant Date	Estimated Potential Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock or Units (#)[3]	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)[4]
		Threshold ($)	Target ($)	Max ($)	Threshold (#)	Target (#)	Max (#)				
Scott W. Wine	1/30/19	205,923	1,287,020	2,574,040							
	4/26/19				10,346	20,691	41,382				2,081,515
	4/26/19							20,691			2,016,338
	1/30/19								183,728	84.58	3,500,441
Michael T. Speetzen	1/30/19	124,846	624,231	1,248,462							
	4/26/19				2,587	5,173	10,346				520,404
	4/26/19							5,173			504,109
	1/30/19								45,932	84.58	875,110
Kenneth J. Pucel	1/30/19	134,192	670,962	1,341,924							
	4/26/19				3,400	6,799	13,598				683,979
	4/26/19							6,799			662,563
	1/30/19								60,368	84.58	1,150,149
Christopher S. Musso	1/30/19	110,485	552,423	1,104,846							
	4/26/19				2,513	5,025	10,050				505,515
	4/26/19							5,025			489,686
	1/30/19								44,620	84.58	850,114
James P. Williams	1/30/19	93,085	372,338	744,677							
	4/26/19				1,848	3,695	7,390				371,717
	4/26/19							3,695			360,078
	1/30/19								32,809	84.58	625,087

(1) Amounts in these columns represent potential payouts under the SEP, which is our annual cash incentive plan, based on the achievement of specified financial and other goals. The threshold payouts are 20% of eligible wages and the target payouts range from 80% to 125% of eligible wages among our NEOs. The maximum payouts represent the maximum payout amounts, which for Mr. Wine is 250% of eligible wages, for Messrs. Speetzen, Pucel, and Musso is 200%, and for Mr. Williams is 160% of base salary. See "2019 Annual Incentive Compensation" on page 30. These estimated payout amounts are based on each NEO's salary for the year in which performance occurs.

(2) Amounts in these columns for each NEO represent the number of PRSUs that may be earned and vested based on the degree to which the financial goals are attained. The threshold number of units that may be earned is 50% of target, and the maximum number of units that may be earned is 200% of target. The target number of units for each individual is based on a specified dollar amount for that NEO that was converted into stock units at a per unit price of $97.45, the closing market price of a share of common stock at the applicable measurement date for the award. For additional information on the valuation assumptions and more discussion with respect to the valuation of equity awards, refer to Note 4 to the audited consolidated financial statements in our Annual Report on Form 10-K for the fiscal year ended December 31, 2019.

(3) Amounts in this column represent RSUs awarded to the NEOs, which will vest in full on January 30, 2022 so long as the NEO remains employed on such date.

(4) Each amount reported in this column represents the grant date fair value of the applicable award which was determined pursuant to FASB ASC Topic 718. The calculation of the grant date fair value of the PRSU awards discussed in footnote (2) is based partially on a Monte Carlo simulation model for market-based total shareholder return, which accounts for 25% of the award. The actual amounts that will be received by our NEOs with respect to these performance-based awards will be determined at the end of the performance period based upon our actual performance, which may differ from the performance that was deemed probable at the date of grant.

Outstanding Equity Awards at 2019 Fiscal Year-End

The following table sets forth information concerning unexercised stock option awards, unvested RSU awards, and unvested PRSU awards for each of the NEOs as of December 31, 2019, not including awards earned but not vested with a performance period ending December 31, 2019.

	Option Awards				Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested[10] ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[10] ($)
Scott W. Wine	90,000		65.57	02/01/2022				
	163,000		86.45	01/30/2023				
	101,000		125.67	01/29/2024				
	85,000		146.63	01/28/2025				
	106,500	106,500[1]	70.18	01/27/2026				
	122,609	122,609[2]	89.39	01/25/2027				
	43,923	87,847[3]	113.01	01/31/2028				
		183,728[4]	84.58	01/30/2029				
							7,577[5]	770,581
							10,346[6]	1,052,188
					15,154[7]	1,541,162		
					20,691[8]	2,104,275		
Michael T. Speetzen	12,000		133.50	08/03/2025				
		24,500[1]	70.18	01/27/2026				
	49,000		70.18	01/27/2026				
	39,378	39,378[2]	89.39	01/25/2027				
	9,618	19,237[3]	113.01	01/31/2028				
		45,932[4]	84.58	01/30/2029				
							1,660[5]	168,822
							2,587[6]	263,098
					3,319[7]	337,542		
					5,173[8]	526,094		
Kenneth J. Pucel	45,000		154.31	12/01/2024				
	26,000		146.63	01/28/2025				
		36,000[1]	70.18	01/27/2026				
	72,000		70.18	01/27/2026				
	51,908	51,908[2]	89.39	01/25/2027				
	14,748	29,496[3]	113.01	01/31/2028				
		60,368[4]	84.58	01/30/2029				
							2,545[5]	258,827
							3,400[6]	345,780
					5,089[7]	517,551		
					6,799[8]	691,458		

Name	Option Awards				Stock Awards			
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested[10] ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[10] ($)
Christopher S. Musso	10,900	21,802[3]	113.01	01/31/2028				
		44,620[4]	84.58	01/30/2029				
							1,881[5]	191,298
							2,513[6]	255,572
					20,000[9]	2,034,000		
					3,761[7]	382,494		
					5,025[8]	511,043		
James P. Williams	28,000		65.57	02/01/2022				
	20,000		86.45	01/30/2023				
	14,000		125.67	01/29/2024				
	12,000		146.63	01/28/2025				
	15,000	15,000[1]	70.18	01/27/2026				
	22,374	22,374[2]	89.39	01/25/2027				
	8,015	16,031[3]	113.01	01/31/2028				
		32,809[4]	84.58	01/30/2029				
							1,383[5]	140,651
							1,848[6]	187,942
					2,766[7]	281,302		
					3,695[8]	375,782		

(1) Represents a stock option granted on January 27, 2016 under the Omnibus Plan, which will vest with respect to 50% of the shares on each of the second and fourth anniversaries of the date of grant.

(2) Represents a stock option granted on January 25, 2017 under the Omnibus Plan, which will vest with respect to 50% of the shares on each of the second and fourth anniversaries of the date of grant.

(3) Represents a stock option granted on January 31, 2018 under the Omnibus Plan, which will vest with respect to one-third of the shares on each of the first, second, and third anniversaries of the date of grant.

(4) Represents a stock option granted on January 30, 2019 under the Omnibus Plan, which will vest with respect to one-third of the shares on each of the first, second, and third anniversaries of the date of grant.

(5) Represents PRSU awards made on January 31, 2018 under the Omnibus Plan for the three-year performance period beginning January 1, 2018 and ending December 31, 2020 (the 2018 PRSU Grant). Units subject to the 2018 PRSU Grant may be earned and vested after the end of the three-year performance period and prior to March 15, 2021. The amount shown is the threshold number of units that could be earned and paid out in shares. There is no assurance that the threshold amount will be the actual amount ultimately paid.

(6) Represents PRSU awards made on April 26, 2019 under the Omnibus Plan for the three-year performance period beginning January 1, 2019 and ending December 31, 2021 (the 2019 PRSU Grant). Units subject to the 2019 PRSU Grant may be earned and vested after the end of the three-year performance period and prior to March 15, 2022. The amount shown is the threshold number of units that could be earned and paid out in shares. There is no assurance that the threshold amount will be the actual amount ultimately paid.

(7) Represents a time-based RSU award granted on January 31, 2018 under the Omnibus Plan that will vest with respect to 100% of the units on the third anniversary of the of grant.

(8) Represents a time-based RSU award granted on April 26, 2019 under the Omnibus Plan that will vest with respect to 100% of the units on January 30, 2022.

(9) Represents a time-based RSU award granted on November 6, 2017 under the Omnibus Plan that will vest as to 2,500 units on the last day of each quarter starting with the first quarter of 2019 and ending with the last quarter of 2021.

(10) These amounts are based upon our stock price of $101.70 on December 31, 2019, the last business day of the year. The actual value realized by our NEOs could be different based upon the eventual stock prices at the time of settlement.

Option Exercises and Stock Vested in 2019

The following table provides information concerning the aggregate number of stock options exercised, PRSUs and RSUs that vested for each of our NEOs during 2019, and the aggregate dollar values realized by each of our NEOs upon such event.

	Option Awards		Stock Awards	
Name	**Number of Shares Acquired on Exercise (#)**	**Value Realized on Exercise ($)**	**Number of Shares Acquired on Vesting (#)[1]**	**Value Realized on Vesting ($)[2]**
Scott W. Wine	0	0	16,659[3]	1,574,942
Michael T. Speetzen	0	0	5,350[4]	505,789
Kenneth J. Pucel	0	0	7,052[4]	666,696
Christopher S. Musso	0	0	10,000[5]	913,425
James P. Williams	0	0	3,040[4]	287,402

(1) Amounts shown in this column include shares subject to a RSU award granted to Mr. Musso that vested during 2019, and shares that were issuable to Messrs. Wine, Speetzen, Pucel, and Williams in settlement of PRSUs that were earned as of December 31, 2019 for the 2017-2019 performance period.

(2) Amounts shown in this column are based on fair market value of a share of our common stock on the applicable vesting date and include the 2017-2019 PRSUs that were earned as of December 31, 2019 but vested on January 29, 2020, upon the Compensation Committee's certification that the applicable performance goals had been satisfied.

(3) This amount represents 16,659 PRSUs that vested on January 29, 2020 valued at $94.54 per share. Mr. Wine elected to defer receipt of 16,659 of the settlement shares, with an equivalent number of deferred stock units then credited to the Company stock fund in his SERP account.

(4) This amount represents PRSUs that vested on January 29, 2020 valued at $94.54 per share in the following amounts: For Mr. Speetzen, 5,350 PRSUs; for Mr. Pucel, 7,052 PRSUs; and for Mr. Williams, 3,040 PRSUs.

(5) This amount represents 10,000 shares of restricted stock units of which 2,500 shares vested on March 31, 2019 valued at $84.43 per share, 2,500 shares vested on June 30, 2019 valued at $91.23 per share, 2,500 shares vested on September 30, 2019 valued at $88.01 per share, and 2,500 shares vested on December 31, 2019 valued at $101.70 per share.

Nonqualified Deferred Compensation in 2019

We sponsor a 401(k) Plan that allows employees to make plan contributions on a pre-tax basis. Employees are automatically enrolled at 5% of covered compensation and can affirmatively elect to contribute 0-50% of covered compensation into the 401(k) Plan. We match employee contributions dollar-for-dollar up to 5% of base salary and SEP deferrals. Although NEOs are eligible to participate in the 401(k) Plan, the application of the annual compensation limit under Section 401(a)(17) of the Code significantly limits NEOs' contributions under the 401(k) Plan. The SERP provides executives who participate in the 401(k) Plan with the opportunity to defer up to 100% of their base salary, up to 100% of amounts payable under the SEP, and PRSUs and RSUs, into the SERP. Typically, base salary and SEP deferral contributions are matched by the Company as if they had been made under the 401(k) Plan on a dollar-for-dollar basis up to 5% of covered compensation. The SERP is intended solely to increase contributions limited because of the application of the annual compensation limit under Section 401(a)(17) of the Code to the 401(k) Plan.

The following table sets forth information regarding the contributions by each NEO and the Company to the SERP, as well as information regarding earnings, aggregate withdrawals and distributions and balances under the SERP, for each NEO as of and for the fiscal year ended December 31, 2019.

Name	Executive Contributions in Last FY ($)[1]	Company Contributions in Last FY ($)[2]	Aggregate Earnings in Last FY ($)[3]	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)[4]
Scott W. Wine	1,328,579	103,933	(2,995,327)	0	18,399,994
Michael T. Speetzen	63,865	49,865	65,938	0	393,028
Kenneth J. Pucel	34,817	28,471	311,881	0	1,421,370
Christopher S. Musso	0	0	0	0	0
James P. Williams	164,604	29,892	1,059,699	0	5,156,611

(1) These amounts represent elective contributions into the SERP during 2019 of a portion of base salary earned during 2019 and a portion of the incentive compensation earned in 2018 and payable during 2019 under the SEP and/or pursuant to the PRSU awards by or to each of the NEOs. The amount of any base salary deferred is included in the amount reported in the 2019 salary column of the Summary Compensation Table and the amount of any annual incentive deferred is included in the amount reported in the 2019 non-equity incentive plan compensation column of the Summary Compensation Table. The amount of any PRSU settlement that is deferred does not necessarily correspond to the grant date fair value of that PRSU award reported in the Summary Compensation Table in the year the award was granted. Deferrals related to amounts otherwise payable in 2020 (even if considered earned in 2019) will be shown as executive contributions for 2020.

(2) These amounts represent Company matching contributions to the SERP during 2019. The amount in this column for each NEO is included in the "All Other Compensation" column of the Summary Compensation Table for 2019.

(3) These amounts represent earnings (losses) during 2019 credited to (deducted from) the respective NEOs' SERP accounts. None of these amounts are included in compensation reported in the Summary Compensation Table because none of the earnings are considered to be "above market."

(4) Of the aggregate balances shown, the following amounts were previously reported as salary, annual incentive compensation, LTIP award compensation or all other compensation in Summary Compensation Tables covering fiscal years 2008–2019: Mr. Wine, $15,136,397; Mr. Speetzen, $213,966; and Mr. Pucel, $1,095,200.

The SERP account of each NEO is deemed to be invested in the fund(s) designated by the NEO. For this purpose, the NEOs may choose among the same funds that are available to our employees generally under the 401(k) Plan or self-direct all or any portion of their investments. Deemed investment earnings and losses are applied to each NEO's SERP account based upon the performance of the applicable investment fund. At December 31, 2019, accounts of the NEOs were in self-directed investments or invested in the following funds:

American Funds EuroPacific Growth Fund Class R-6	Vanguard Institutional Index Fund – Institutional Shares
Fidelity Investments Money Market Treasury Only – Institutional Class	Vanguard Mid-Cap Index Fund – Institutional Shares
Metropolitan West Total Return Bond Fund Class	Vanguard Small-Cap Index Fund – Institutional Shares
PIMCO International Bond Fund (Unhedged) Institutional Class	Vanguard Target Retirement 2030 Trust II
Polaris Stock Fund	Vanguard Total Bond Market Index Fund Institutional Shares
T. Rowe Price International Discover Fund I Class	

The return on these available funds ranged from 2.09% to 35.37% in 2019. Under the SERP, the NEOs may elect to receive distributions (i) six months following separation of service or one year after separation of service; (ii) upon the attainment of a certain age, designated by the NEO, between 59 ½ and 70 ½, provided that the NEO will not attain the designated age for at least three years after his election; or (iii) the earlier or later of (i) or (ii). NEOs may elect to receive the distribution in a lump sum or in monthly, quarterly or annual installments over a period not to exceed 10 years. If the installment method is elected, the NEO's account will continue to be credited with a prorated amount of deemed investment earnings and losses during the installment period.

Potential Payments Upon Termination or Change In Control

Our NEOs are eligible to receive certain payments and benefits in the event of termination of their employment, including following a change in control pursuant to severance arrangements and equity award agreements with the Company.

Severance Arrangements with Named Executive Officers

We have entered into severance arrangements with our NEOs, which provide certain benefits to the NEOs upon their termination of employment under certain circumstances, including following a "change in control." For this purpose, a "change in control" is deemed to occur if:

- There is a substantial change in the composition of the Board which causes at least one-half of the Board to consist of new directors that were not nominated by the Company; or
- A third party acquires ownership of 35% or more of our common stock, unless such acquisition is approved by the Board of Directors; or
- We engage in certain extraordinary corporate events (such as a liquidation, dissolution, reorganization, merger or sale of all or substantially all of our assets), unless we are the surviving entity after such transaction or at least one-half of our Board members continue to serve as directors of the surviving entity after such transaction, as applicable.

Under the severance arrangements, a NEO will be considered to have been terminated without cause if he is terminated other than for willful and continued nonperformance, conviction of a felony or other misconduct or detrimental actions as specified in the applicable agreement. A NEO will be considered to have terminated his employment for good reason if he terminates employment due to a material reduction in title, authority, responsibilities or base compensation, a material change in the location of his principal place of employment or nonperformance by the Company of any material obligations owed to him, all as specified in the applicable agreement. For Mr. Musso, good reason includes a material reduction in base compensation or benefits unless such reduction applies to all other executive officers of the Company.

Severance Agreements with NEOs

Change in Control Related Payments

We have entered into severance agreements with our NEOs which provide that if upon or within 24 months after a change in control, any of such NEOs terminates employment for good reason or if his employment is terminated by the Company without cause, then the NEO will be entitled to:

- A lump sum cash payment equal to 200% of (or 2x) the average annual cash compensation (including base salary and cash incentives under the SEP) for the three fiscal years (or lesser number of fiscal years if employed for a shorter duration) immediately preceding such termination; and
- Any earned but unpaid cash incentive awards under the SEP for the preceding fiscal year.

For all NEOs other than Mr. Wine, no cash incentive award will be paid for any part of the fiscal year in which the termination occurs. For Mr. Wine, if the termination occurs during the fiscal year after June 30, he will also receive a payment of the amount of the average cash incentive award under the SEP paid to him for the three fiscal years immediately preceding the change in control, prorated for the full number of months actually worked in the current fiscal year prior to the termination.

Non-Change in Control Termination Related Payments

Under the severance agreements, a non-change in control termination is deemed to occur if the NEO is terminated by the Company without cause other than in connection with a change in control, or for Mr. Wine, if Mr. Wine terminates with good reason. In the event of a non-change in control termination, the NEO will be entitled to:

- The sum of (i) 100% of (or 1X) his annual base salary as of the termination date plus (ii) the amount of the cash incentive award under the SEP that was paid to the NEO for the fiscal year immediately preceding the fiscal year in which the termination takes place; provided, however, for Mr. Musso, this amount will be reduced by any gross base salary paid to Mr. Musso after December 9, 2019 and the amount of his cash incentive award under the SEP will be based upon his actual 2018 cash incentive award.

- Any earned but unpaid cash incentive award under the SEP for the preceding fiscal year;
- For Mr. Wine only, the termination occurs during the fiscal year after June 30, payment of an amount equal to the cash incentive award under the SEP paid to him for the fiscal year immediately preceding the fiscal year in which the termination takes place, prorated for the full number of months actually worked in the current fiscal year prior to the termination;
- Eligibility for retirement benefits for officers upon attainment of age and service criteria, which are discussed under the caption "*Retirement Benefits*" on page 34;
- If the NEO elects to receive benefits under the Consolidated Omnibus Reconciliation Act (COBRA), payment for the premiums for coverage of the NEO, his spouse and/or dependents under our group health plans pursuant to COBRA for a one-year period;
- Reasonable executive outplacement services; and
- Except for Mr. Musso, the release of restrictions on all outstanding RSU and PRSU awards for which the performance goal has been met and the performance period has expired.

As a condition to receiving payments and benefits under the severance agreement, the NEOs must execute a general waiver and release of any claims against the Company. The Wine Severance Agreement also provides that during and for a period of (i) 60 months following termination, Mr. Wine is prohibited from using or disclosing our proprietary information, except as required by his duties to Polaris and (ii) two years following termination, Mr. Wine must refrain from working for or acquiring an ownership interest (other than an interest of up to 1% of publicly held securities) in our competitors, or soliciting our employees.

The amounts payable to each NEO under the severance agreements and PRSU awards are quantified in the tables appearing under the caption "*Potential Payments to Our Named Executive Officers*" on page 47.

Equity Award Treatment Upon Termination

Mr. Wine's stock option award agreements provide for full, accelerated vesting of all unvested options if employment is terminated due to death or disability or after normal retirement age. For those stock options granted to him after May 2015, vesting will accelerate in full upon a change a control only if the options are not continued, assumed or replaced or if Mr. Wine experiences a termination of employment within one year for reasons other than cause or for good reason. Under Mr. Wine's PRSU award agreements, vesting will accelerate as to the same percentages of units in connection with a change in control only if the PRSU awards are not continued, assumed or replaced or if Mr. Wine experiences a termination of employment within one year without cause or for good reason. In addition, if Mr. Wine is terminated by the Company without cause or he terminates his employment for good reason other than in connection with a change in control, he will be entitled to have vest, at the end of the performance period, a pro rata portion of the units that would otherwise be deemed to have been earned during the performance period. The prorated portion of the earned payout is based on the amount of the performance period that has elapsed as of the date of termination following the change in control. The balance of the award is forfeited.

The stock option award agreements for Messrs. Speetzen, Pucel, Musso, and Williams provide for full, accelerated vesting of options if employment is terminated due to death or disability or after retirement age. Stock options granted to Messrs. Speetzen, Pucel, Musso, and Williams provide for full, accelerated vesting in the event of a change in control only if the options are not continued, assumed or replaced or if they experience a termination of employment without cause or for good reason within one year. The PRSU award agreements for these NEOs provide for accelerated vesting of the awards under the same circumstances and to the same degree as described above for Mr. Wine. Time-based RSU awards are subject to accelerated vesting in the event of a change in control only if the awards are not continued or if the NEO is terminated within one year without cause or for good reason. For Mr. Musso, his time-based RSU award will vest if he experiences an involuntary termination of employment for reasons other than cause or if he terminates his employment for good reason not in connection with a change in control.

Under the equity award agreements, a NEO will be considered to have been terminated without cause or to have terminated his employment for good reason under the same circumstances as described above in connection with the NEOs' severance arrangements.

The amounts payable to each NEO under the equity award agreements are quantified in the table appearing under the caption "*Potential Payments to Our Named Executive Officers*" on page 48.

Non-Compete and Non-Solicitation Agreements

As described in "*Severance Agreements with Named Executive Officers*" on page 44, Mr. Wine has agreed not to engage in competitive activities or solicit employees for a period of two years following his termination of employment. The other NEOs were required to enter into non-competition agreements as a condition to the receipt of certain equity grants, under which they agree to not engage in competitive activities or soliciting employees for a period of eighteen months following their termination of employment.

Potential Payments to Our Named Executive Officers Upon Termination

The following tables quantify the amounts and benefits payable to the NEOs upon termination under various scenarios. In calculating the payments set forth in such tables, we have assumed that (i) the date of termination was December 31, 2019, the last business day of fiscal year 2019, and (ii) the stock price was $101.70 per share, the closing market price of our common stock on such date. The tables do not reflect payments and benefits that are provided on a non-discriminatory basis to salaried employees generally upon termination, including:

- Earned but unpaid base salary through the date of termination;
- Accrued but unused vacation pay through the date of termination;
- Company matching contributions to the 401(k) Plan in an amount which takes into account the final payouts for base salary, incentive awards under the Senior Executive Plan, if any, and accrued vacation;
- Distributions of plan balances under the Polaris 401(k) Plan; and
- A life insurance benefit equal to two times base salary up to a maximum of $650,000, payable in the event of termination upon death.

The tables also do not reflect amounts attributable to vested, non-forfeitable equity-based awards (see "*Outstanding Equity Awards at 2019 Fiscal Year-End*" on page 40), or distributions of plan balances under the SERP (see "*Nonqualified Deferred Compensation in 2019*" on page 43). In addition, the tables do not reflect any applicable tax withholdings or other deductions by the Company from the amounts otherwise payable to the NEOs upon termination of employment. To the extent applicable, the present value of the payments presented in the tables below was calculated using a discount rate of 5%.

We provide a number of lifetime benefits and perquisites to our NEOs upon retirement or receipt of early retirement benefits. For purposes of quantifying the value of such benefits and perquisites in the tables below, we have used an average life expectancy age of 78 for such individuals. The costs of medical and dental coverage are based on current annual premiums multiplied by the number of years between the executive officer's age and 78 for those that receive it until then. Company parts, garments and accessories coverage is based on the average spent for the NEOs in 2019 multiplied by the number of years between the executive officer's age and 78 (for those who receive it).

Potential Payments to Our Named Executive Officers

	Without Cause Termination (not in connection with a Change in Control) ($)	Without Cause or With Good Reason Termination (Change in Control) ($)	Change in Control (awards continued or assumed, no Termination) ($)	Death or Disability ($)
Scott W. Wine				
Cash Compensation	2,257,995	5,131,173	0	0
Annual Cash Incentives (SEP)[1]	1,290,000	1,048,853	0	1,283,036
PRSUs[2]	3,056,840	3,056,840	0	0
Stock Options (Unvested and Accelerated)[3]	0	12,877,817	0	12,877,817
Restricted Stock (Unvested and Accelerated)	0	1,541,162	0	0
Medical and Dental	20,457	0	0	0
Total	**6,625,293**	**23,655,845**	**0**	**14,160,853**
Michael T. Speetzen				
Cash Compensation	1,220,913	2,078,744	0	0
Annual Cash Incentives (SEP)[1]	0	0	0	624,783
PRSUs[2]	844,133	844,133	0	0
Stock Options (Unvested and Accelerated)[3]	0	4,072,562	0	4,072,562
Restricted Stock (Unvested and Accelerated)	0	863,636	0	0
Medical and Dental Insurance	20,457	0	0	0
Total	**2,085,503**	**7,859,075**	**0**	**4,697,345**
Kenneth J. Pucel				
Cash Compensation	1,266,402	2,250,057	0	0
Annual Cash Incentives (SEP)[1]	0	0	0	669,410
PRSUs[2]	1,155,122	1,155,122	0	0
Stock Options (Unvested and Accelerated)[3]	0	5,715,635	0	5,715,635
Restricted Stock (Unvested and Accelerated)	0	691,458	0	0
Medical and Dental Insurance	20,457	0	0	0
Total	**2,441,981**	**9,812,272**	**0**	**6,385,045**
Christopher S. Musso				
Cash Compensation	1,044,627	2,690,825	0	0
Annual Cash Incentives (SEP)[1]	0	0	0	552,387
PRSUs	377,941	377,941	0	0
Stock Options (Unvested and Accelerated)[3]	0	763,894	0	763,894
Restricted Stock (Unvested and Accelerated)	2,034,000	2,927,536	0	0
Medical and Dental Insurance	20,457	0	0	0
Total	**3,477,026**	**6,760,197**	**0**	**1,316,281**
James P. Williams				
Cash Compensation	837,566	1,457,821	0	0
Annual Cash Incentives (SEP)[1]	0	0	0	372,886
PRSUs[2]	555,454	555,454	0	0
Stock Options (Unvested and Accelerated)[3]	0	3,374,778	0	3,374,778
Restricted Stock (Unvested and Accelerated)	0	375,782	0	0
Medical and Dental Insurance	20,457	0	0	0
Total	**1,413,477**	**5,763,835**	**0**	**3,747,664**

(1) The amount reflected in the first column represents the amount of the cash incentive award paid under the SEP to Mr. Wine for work performed in the fiscal year immediately preceding the fiscal year in which the termination occurs. The amount reflected in the second column represents the average cash incentive award paid under the SEP to Mr. Wine for the three years immediately preceding the termination.

(2) The amounts reflected for Messrs. Speetzen, Pucel, and Williams represent the pro rata target payout for the 2017, 2018, and 2019 PRSU awards and assumes the payments would be made by March 2020, March 2021 and March 2022, respectively. The amounts reflected for Mr. Musso represent the pro rata target payout for the 2018 and 2019 PRSU awards and assumes the payment would be made by March 2021 and March 2022 respectively. The PRSU awards made in 2017, 2018, and 2019 are accelerated and vest upon a Change in Control only if the award is not continued or the recipient is terminated by the Company without cause or terminates his or her employment for good reason.

(3) Represents the in-the-money value of unvested stock options.

Pay Ratio Disclosure

As a result of rules adopted by the SEC under the Dodd-Frank Wall Street Reform and Consumer Protection Act (the Dodd-Frank Act), beginning for fiscal years starting January 1, 2017, the SEC requires disclosure of the ratio of the median employee's annual total compensation to that our CEO. The Company's CEO is Mr. Wine, our Chairman and CEO.

The Company selected October 1, 2019 as the date upon which the median employee would be identified to allow sufficient time to gather the data necessary to make the determination given the global scope of our operations. The Company maintains human resource systems with relevant payroll and other compensation data both within and outside of the United States. As of October 1, 2019, our employee population, including all full-time, part-time, seasonal and temporary workers, consisted of approximately 14,000 individuals, of which approximately 9,449 or 68% were working in the United States, 4,460 or 32% were working outside of the United States and approximately 4,268 or 31% were salaried. Given the logistical difficulties and significant difference in the composition of total compensation in our operations in India, China, Japan and Vietnam, we elected to exclude all of our employees in India (132 employees), China (130 employees), Japan (6 employees), and Vietnam (51 employees) from our determination of the median employee. This meant that we excluded a total of 319 employees, or 2.3% of our total employee population, from the calculation. The median employee was selected from an adjusted employee population of approximately 13,590 full-time, part-time, seasonal and temporary workers, consisting of 9,449 employees in the United States and 4,141 employees located outside of the United States.

The median employee was identified using gross wages including overtime, vacation, jury duty, and sick time paid during the nine-month period from January 1, 2019 to October 1, 2019, and excluded any variable compensation such as equity awards, bonuses, commissions, and allowances for items such as cell phones and cars for employees which are not widely distributed throughout the employee population. Wages paid in foreign currencies were converted into U.S. dollars using the exchange rate as of October 1, 2019.

The annual total compensation for the median employee was calculated using the same methodology used for our NEOs as set forth on the Summary Compensation Table on page 37. This resulted in the median employee's annual total compensation in 2019 as shown below.

Annual Total Compensation of Median Employee	49,387
Annual Total Compensation of CEO (Mr. Wine)	10,158,452

Based on this information for fiscal year 2019, we reasonably estimate that the ratio of our CEO's annual total compensation to the annual total compensation of our median employee was 205.7:1.

Equity Compensation Plan Information

Our shareholders have approved our 1995 Stock Option Plan, Employee Stock Purchase Plan, Deferred Compensation Plan for Directors, and the Omnibus Plan. Awards may currently be made only under the Omnibus Plan and the Employee Stock Purchase Plan.

We do not have any equity compensation plans outstanding that have not been approved by shareholders.

The following table sets forth certain information as of December 31, 2019, with respect to compensation plans under which shares of our common stock may be issued.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column)
Equity compensation plans approved by security holders	7,605,818[1][2]	$ 96.83[3]	5,011,344[4]
Equity compensation plans not approved by security holders	None	N/A	None
Total	**7,605,818**	**$ 96.83**	**5,011,344**

(1) *Includes 5,654,258 shares issuable upon exercise of outstanding stock options, 1,737,222 shares issuable upon settlement of outstanding PRSUs, 105,834 shares issuable upon settlement of deferred stock units and accompanying dividend equivalent units issued under the Omnibus Plan to non-employee directors and 108,504 shares issuable upon settlement of CSEs awarded to non-employee directors under the Deferred Compensation Plan for Directors. The actual number of PRSUs to be issued depends on our financial performance over a period of time.*

(2) *The weighted average remaining contractual life of outstanding options was 6.61 years as of December 31, 2019. Unvested stock options and PRSUs do not receive dividend equivalents.*

(3) *Reflects the weighted-average exercise price of outstanding options. There is no exercise price for outstanding deferred stock units, CSEs or PRSUs.*

(4) *A total of 3,438,276 shares were available under the Omnibus Plan (the Omnibus Plan pool is decreased by three shares for every one share subject to a full-value award) and a total of 1,573,068 shares were available under the Employee Stock Purchase Plan.*

Proposal 2 — Approval of the Amended and Restated 2007 Omnibus Incentive Plan to Increase the Number of Shares of our Common Stock Authorized for Awards from 24,325,000 to 27,775,000

Introduction

Our Board, on the recommendation of our Compensation Committee, approved on February 28, 2020 an amendment and restatement of the Polaris Inc. 2007 Omnibus Incentive Plan (the Plan), subject to shareholder approval at the Annual Meeting. The proposed amendment and restatement would add an additional 3,450,000 shares to the Plan share reserve. As of February 25, 2020, there were approximately 1,835,545 shares of our common stock remaining available for future awards under the Plan, which is the Company's only equity-based compensation plan under which awards may be made.

The Plan was originally approved by our shareholders on April 19, 2007, and replaced our 1995 Stock Option Plan, 1999 Broad-Based Stock Option Plan, Restricted Stock Plan and 2003 Nonemployee Director Stock Option Plan (the Prior Plans). No awards are outstanding under any of the Prior Plans, and no additional awards may be granted under any of the Prior Plans.

The table below shows, as of February 25, 2020, the shares reserved for issuance under awards outstanding under the Plan and the Prior Plans, shares available for future awards under the Plan, and shares to be added to the Plan if the amendment and restatement is approved by our shareholders.

	Shares Reserved for Issuance Under Outstanding Awards[1]	Shares Available for Future Awards[2]	Shares to Be Added to Plan[2]
Prior Plans	–	–	–
Plan	8,112,881	1,835,545	3,450,000

(1) Shares reserved for issuance of outstanding awards as of February 25, 2020 consist of the following:

Options(#)	Weighted Average Option Exercise Price	Weighted Average Option Term to Expiration (Years)	Full Value Awards(#)
6,185,068	$96.52	6.8	1,927,813

(2) Awards under the Plan reduce the Plan's share reserve by one share for each share subject to an option or SAR award, and by three shares for each share subject to a full-value award.

Shareholder Approval and Board Recommendation

Shareholder approval of the Plan is being sought in order to (i) satisfy the shareholder approval requirements of the NYSE and (ii) obtain shareholder approval of the number of shares that may be subject to incentive stock options under Internal Revenue Code (Code) Section 422.

The Board believes that it is both necessary and appropriate to further increase the maximum number of shares issuable under the Plan in order to enable the Company to continue offering meaningful equity-based incentives to key employees and non-employee directors. Therefore the Board recommends that our shareholders vote **FOR** the Plan. Unless a contrary choice is specified, proxies solicited by the Board will be voted **FOR** approval of the Plan. If the proposed amendment and restatement of the Plan is approved by the shareholders, it will take effect as of April 30, 2020. If the proposed amendment and restatement is not approved, the Plan will remain in effect as it existed immediately prior to the proposed amendment and restatement.

Only Change to the Existing Plan

The only change to the existing Plan is to increase the aggregate number of shares that may be issued under the Plan by 3,450,000 shares, from a total of 24,325,000 shares to 27,775,000 shares.

Factors Considered in Setting Size of Requested Share Reserve Increase

In determining the number of shares by which to increase the pool of shares authorized for issuance under the Plan, we considered a number of factors, including the following:

- The Company's three-year average burn rate. As detailed in the table below, our three-year average "burn rate" was 2.52% for fiscal years 2017 through 2019.

Fiscal Year	Options Granted	Time-Based Full Value Awards Granted	Target Performance-Based Awards Granted[1]	Performance-Based Awards Earned[2]	Total[3]	Weighted Average Basic Common	Burn Rate
2019	1,460,602	446,288	122,612	66,948	1,973,838	61,436,786	3.21%
2018	806,698	344,983	259,090	25,790	1,177,471	62,513,000	1.88%
2017	1,267,812	280,448	268,664	14,804	1,563,064	62,916,000	2.48%
3-Year Average							2.52%

(1) The actual number of shares awarded is adjusted to between zero and 200% of the target award amount based upon achievement of pre-determined objectives. The amounts actually earned with respect to these awards are not yet determinable.

(2) Performance-based awards earned were subject to achievement of pre-determined objectives for awards granted in fiscal years 2014 through 2016. Awards were subject to a three-year performance period.

(3) Includes options granted, time-based full value awards granted (including non-employee director awards) and performance-based awards earned.

- Expectations regarding future share usage under the Plan are naturally based on a number of assumptions regarding factors such as future growth in the population of eligible participants, the rate of future compensation increases, the rate at which shares are returned to the Plan reserve through forfeitures, cancellations and the like, the level at which performance-based awards pay out, and our future stock price performance. While the Compensation Committee believes that the assumptions utilized are reasonable, future share usage will differ from current expectations to the extent that actual events differ from the assumptions utilized. However, in an effort to reduce the burn rate under our Plan, in 2020, the Compensation Committee significantly reduced participation and target levels in our Plan.

Key Compensation Practices Reflected in the Plan

The Plan includes a number of features that we believe are consistent with the interests of our shareholders and sound corporate governance practices, including the following:

- **No repricing, replacement or repurchase of underwater options or stock appreciation rights without shareholder approval.** The Plan prohibits, without shareholder approval, actions to reprice, replace or repurchase options or stock appreciation rights (SARs) when the exercise price per share of an option or SAR exceeds the fair market value of the underlying shares.
- **No discounted option or SAR grants.** The Plan prohibits the grant of options or SARs with an exercise price less than the fair market value of our common stock on the date of grant (except in the limited case of "substitute awards" as described below).
- **No liberal share recycling provision.** Shares delivered or withheld to pay the exercise price of an option award or to satisfy a tax withholding obligation in connection with other awards, shares that we repurchase using option exercise proceeds and shares subject to a SAR award that are not issued in connection with the stock settlement of that award upon its exercise may not be used again for new grants.
- **No liberal definition of "change in control."** No change in control would be triggered by shareholder approval of a business combination transaction, the announcement or

commencement of a tender offer or any board assessment that a change in control is imminent.

- **No automatic accelerated vesting of equity awards upon a change in control.**
- **Double Trigger Accelerated Vesting/Payment Following a Change in Control.** If an outstanding award is continued, assumed or replaced in connection with a change in control that involves a business combination, the Plan states that accelerated vesting or payment of the award will occur only if the participant's employment is terminated involuntarily without cause within one year of the change in control, unless the participant's award agreement provides otherwise.
- **Limits on dividends and dividend equivalents.** The Plan prohibits the payment of dividend equivalents on stock options and SARs, and requires that any dividends and dividend equivalents payable or credited on unvested full value awards must be subject to the same restrictions and risk of forfeiture as the underlying shares or share equivalents.
- **Minimum vesting period for all awards.** For all awards, including options and SARs, a minimum vesting period of one year is prescribed for awards subject only to service-based vesting conditions, and a minimum performance period of one year is prescribed for awards subject to performance-based vesting conditions, in each case subject only to limited exceptions.

Summary of the Amended and Restated Plan

The major features of the Plan are summarized below. The summary is qualified in its entirety by reference to the full text of the amended and restated Plan, which is attached to this Proxy Statement as Appendix A.

Plan Purpose

The Plan is intended to advance the interests of our Company and its shareholders by enabling the Company and our affiliated entities to attract and retain qualified individuals through opportunities for equity participation in our Company, and to reward those individuals who contribute to the achievement of our financial and strategic business goals through incentive compensation.

Administration

The Plan is administered by the Compensation Committee of our Board. The Compensation Committee has the authority to determine, within the limits of the express provisions of the Plan, the individuals to whom awards will be granted, the nature, amount and terms of such awards and the objectives and conditions for earning such awards. The Compensation Committee may also establish subplans and modify the terms of award agreements to the extent necessary to comply with local laws in connection with awards made to participants outside of the United States. To the extent consistent with applicable law, the Compensation Committee has discretion to delegate its authority under the Plan to a subcommittee, to executive officers (with respect to awards to participants who are not directors or executive officers) or, in connection with nondiscretionary administrative duties, to other parties as it deems appropriate.

Except in connection with equity restructurings and other situations in which share adjustments are specifically authorized, the Plan prohibits the Compensation Committee from repricing any outstanding "underwater" option or SAR without prior approval of our shareholders. For these purposes, "repricing" includes amending the terms of an underwater option or SAR to lower the exercise price, or canceling an underwater option or SAR in exchange for replacement options or SARs having a lower exercise price, for other forms of awards, or for cash or other property.

Available Shares

A maximum of 27,775,000 shares of our common stock are available for issuance under the Plan, plus the number of shares subject to outstanding awards under the Prior Plans as of the date the Plan was originally adopted that subsequently expire or are forfeited or settled in cash (the "forfeited award shares"). The pool of shares available for issuance under the Plan may be used for all types of equity awards available under the Plan, which include stock options, SARs, restricted stock awards, restricted stock unit awards and other stock-based awards, as described in more detail below. The shares of common stock covered by the Plan are authorized but unissued shares.

Shares of common stock that are issued under the Plan or that are potentially issuable pursuant to outstanding awards will reduce the maximum number of shares remaining available for issuance under the Plan by one share for each share issued or issuable pursuant to an option or SAR award, and by three shares for each share issued or issuable pursuant to a full-value award.

Any shares of common stock subject to an award under the Plan, or to an award under any of the Prior Plans that is outstanding on the date the Plan was originally adopted, that expires, is forfeited, or is settled or exchanged for cash will, to the extent of such expiration, forfeiture, settlement or exchange, automatically again become available for issuance under the Plan. Each share that again becomes available for issuance will increase the Plan's share reserve by the same number of shares by which the share reserve was decreased when the award was first granted. However, any shares tendered or withheld to pay the exercise price or satisfy a tax withholding obligation in connection with any award, any shares we repurchase using option exercise proceeds and any shares subject to a SAR that are not issued in connection with the stock settlement of the SAR on its exercise may not be used again for new grants.

Awards granted under the Plan upon the assumption of, or in substitution for, outstanding equity awards previously granted by an entity acquired by the Company or any of our affiliates (referred to as "substitute awards") will not reduce the number of shares of common stock authorized for issuance under the Plan. Additionally, if a company acquired by the Company or any of our affiliates has shares available under a pre-existing plan approved by shareholders and not adopted in contemplation of such acquisition, the shares available for grant pursuant to the terms of that pre-existing plan may be used for awards under the Plan and will not reduce the shares authorized for issuance under the Plan, but only if the shares are used for awards made to individuals who were not employed by or providing services to the Company or any of our affiliates immediately prior to such acquisition.

Share Adjustment Provisions

If certain transactions with our shareholders occur that cause the per share value of our common stock to change, such as stock splits, spin-offs, stock dividends or certain recapitalizations (referred to as "equity restructurings"), the Compensation Committee will equitably adjust (i) the class of shares issuable and the maximum number and kind of shares subject to the Plan, (ii) outstanding awards as to the class, number of shares and exercise price per share, and (iii) award limitations prescribed by the Plan. Other types of transactions may also affect the common stock, such as reorganizations, mergers or consolidations. If there is such a transaction and the Compensation Committee determines that adjustments of the type previously described in connection with equity restructurings would be appropriate to prevent any dilution or enlargement of benefits under the Plan, the Compensation Committee will make such adjustments as it deems equitable.

Eligible Participants

The Compensation Committee may grant awards to any employee, non-employee director, consultant or other person providing services to the Company or our affiliates. Currently, there are approximately 400 persons employed by or otherwise in the service of our Company and our affiliates, including nine non-employee directors, who would be eligible to receive awards under the Plan.

Types of Awards

Awards under the Plan may include stock options, stock appreciation rights, restricted stock, restricted stock units and other stock-based awards.

Stock Options

The Compensation Committee may grant to participants options to purchase our common stock that qualify as incentive stock options for purposes of Section 422 of the Code (incentive stock options), options that do not qualify as incentive stock options (non-qualified stock options) or a combination thereof. The terms and conditions of stock option grants, including the number of shares, exercise price, vesting periods, and other conditions on exercise, will be determined by the Compensation Committee. All of the 3,450,000 shares being added to the shares authorized for issuance under the Plan may be issued as incentive stock options.

The per share exercise price for stock options will be determined by the Compensation Committee in its discretion, but may not be less than 100% of the fair market value of one share of our common stock on the date when the stock option is granted (except in the case of substitute awards described above). Additionally, in the case of incentive stock options granted to a holder of more than 10% of the total combined voting power of all classes of our stock on the date of grant, the exercise price may not be less than 110% of the fair market value of one share of common stock on the date the stock option is granted. On February 25, 2020, the fair market value of a share of our common stock was $83.82 based on the closing sale price of our common stock on the NYSE on such date.

Stock options must be exercised within a period fixed by the Compensation Committee that may not exceed ten years from the date of grant, except that in the case of incentive stock options granted to a holder of more than 10% of the total combined voting power of all classes of our stock on the date of grant, the exercise period may not exceed five years. No dividends or dividend equivalents may be paid or credited with respect to shares subject to an option award.

At the Compensation Committee's discretion, payment for shares of common stock on the exercise of stock options may be made in cash, in shares of our common stock held by the participant, by withholding a number of shares otherwise deliverable upon exercise of the option, or in any manner acceptable to the Compensation Committee (including one or more forms of broker-assisted "cashless" exercise).

Stock Appreciation Rights

The Compensation Committee may grant to a participant an award of SARs, which entitles the participant to receive, upon its exercise, a payment equal to (i) the excess of the fair market value of a share of common stock on the exercise date over the SAR exercise price, times (ii) the number of shares of common stock with respect to which the SAR is exercised. The payment upon exercise of a SAR may be in cash, shares of common stock, or any combination thereof, as approved by the Compensation Committee in its sole discretion.

The per share exercise price for a SAR will be determined by the Compensation Committee in its discretion, but may not be less than 100% of the fair market value of one share of our common stock on the date when the SAR is granted (except in the case of substitute awards described above). SARs must be exercised within a period fixed by the Compensation Committee that may not exceed ten years from the date of grant. No dividends or dividend equivalents may be paid or credited with respect to shares subject to a SAR award.

Restricted Stock and Restricted Stock Units

The Compensation Committee may award to a participant shares of common stock subject to specified restrictions (restricted stock). Shares of restricted stock are subject to forfeiture if specified vesting conditions, such as continued employment over a specified vesting period and/or the attainment of specified performance objectives over a specified performance period, are not satisfied. Any dividends or distributions payable with respect to shares that are subject to the unvested portion of a restricted stock award will be subject to the same restrictions and risk of forfeiture as the shares to which such dividends or distributions relate.

The Compensation Committee also may award to a participant restricted stock units, each representing the right to receive in the future, in cash and/or shares of our common stock as determined by the Compensation Committee, the fair market value of a share of common stock. Restricted stock units are subject to forfeiture if specified vesting conditions, such as continued employment over a specified vesting period and/or the attainment of specified performance objectives over a specified performance period, are not satisfied. The terms and conditions of restricted stock and restricted stock unit awards are determined by the Compensation Committee. The Compensation Committee may provide for the payment of dividend equivalents on restricted stock unit awards but any such dividend equivalents will be subject to the same restrictions and risk of forfeiture as the underlying units to which such dividend equivalents relate.

Other Stock-Based Awards

The Compensation Committee may grant equity-based or equity-related awards, referred to as "other stock-based awards," other than options, SARs, restricted stock or restricted stock units. The terms and conditions of each other stock-based award will be determined by the Compensation Committee. Payment under any other stock-based awards will be made in common stock or cash, as determined by the Compensation Committee. The Compensation Committee may provide for the payment of dividend equivalents on other stock-based awards but any such dividend equivalents will be subject to the same restrictions and risk of forfeiture as the underlying share equivalents to which such dividend equivalents relate.

Minimum Vesting Requirements

Awards that vest based solely on the satisfaction by the participant of service-based vesting conditions shall be subject to a vesting period of not less than one year from the applicable date of grant. Awards whose vesting is subject to the satisfaction of performance goals shall be subject to a performance period of not less than one year. These minimum vesting and performance periods will not apply, however, (i) upon a change in control, (ii) upon termination of employment due to death, disability or retirement, (iii) to a substitute award that does not reduce the vesting period of the award being replaced, and (iv) to awards involving an aggregate number of shares not in excess of 5% of the share reserve under the Plan.

Amendment and Termination

The Compensation Committee may at any time amend, terminate or modify the Plan or any award agreement issued thereunder. No such action may be taken that adversely affects in any material way any award previously granted under the Plan without the consent of the participant, except for amendments necessary to comply with applicable laws or stock exchange rules. In addition, no material amendment of the Plan may be made without shareholder approval if shareholder approval is required by law, regulation, or stock exchange rules, and no "underwater" option or SAR may be repriced in any manner (except for anti-dilution adjustments) without shareholder approval (see "*Administration*" above). In no event may any awards be made under the Plan after April 25, 2029.

Change in Control of the Company

If a change in control of our Company that involves a corporate transaction occurs, then the consequences will be as described in this paragraph unless the Compensation Committee provides otherwise in an applicable award agreement. If any outstanding award is continued, assumed or replaced by the surviving or successor entity in connection with such corporate transaction, and if within one year after the change in control a participant's employment or other service is involuntarily terminated without cause, then (i) each of the participant's outstanding options and SARs will become exercisable in full and remain exercisable for one year, and (ii) each of the participant's other unvested awards will fully vest. To the extent vesting of any award is subject to satisfaction of specified performance goals, such award shall be deemed "fully vested" if the performance goals are deemed to have been satisfied at the target level of performance. If any outstanding award is not continued, assumed or replaced in connection with a change in control involving a corporate transaction, then (i) all outstanding options and SARs will become fully exercisable for a period of time prior to the effective time of the corporate transaction and will then terminate at the effective time of the corporate transaction, and (ii) all other awards will fully vest immediately prior to the effective time of the corporate transaction (with awards subject to satisfaction of specified performance goals vesting at the target level of performance). Alternatively, the Compensation Committee may elect to terminate awards in exchange for a payment with respect to each award in an amount equal to the excess, if any, between the fair market value of the shares subject to the award immediately prior to the effective date of such corporate transaction (which may be the fair market value of the consideration to be received in the corporate transaction for the same number of shares) over the aggregate exercise price (if any) for the shares subject to such award (or, if there is no excess, such award may be terminated without payment).

If a change in control of our Company that does not involve a corporate transaction occurs, the Compensation Committee may, in its discretion, take such action as it deems appropriate with respect to outstanding awards, which may include providing for the cancellation of any award in exchange for payments in a manner similar to that provided above in connection with a corporate transaction, or making such adjustments to the awards then outstanding as the Committee deems appropriate to reflect such change in control, which may include the acceleration of vesting in full or in part. The Committee will not be required to treat all awards similarly in such circumstances. For purposes of the Plan, the following terms have the meanings indicated:

- A "change in control" generally occurs if (i) a person or group acquires 35% or more of our outstanding voting power, (ii) our incumbent directors cease to constitute a majority of the Board, or (iii) a corporate transaction is consummated (unless our voting securities immediately prior to the transaction continue to represent over 50% of the voting power of our company or the surviving entity immediately after the transaction).

- "Cause" means, unless defined differently in an agreement between the Company and the participant, (i) a material breach of any confidentiality, nonsolicitation, noncompetition, invention assignment or similar agreement with our company or any affiliate, (ii) an act of dishonesty resulting in personal enrichment at the expense of our company, (iii) persistent failure to perform duties, (iv) any failure to materially conform to our business conduct or ethics code, or (v) indictment or conviction for a felony.

- A "corporate transaction" means any of the following: (i) a reorganization, merger, consolidation or statutory share exchange involving our company, or (ii) a sale or other disposition, in one or a series of transactions, of all or substantially all of the assets of the Company.

Deferral of Payouts

The Compensation Committee may permit or require the deferral by a participant of the receipt of shares or cash in settlement of any full-value award under the Plan, and will prescribe the terms, conditions and procedures for such deferrals.

U.S. Federal Income Tax Consequences

The following is a summary of the principal United States federal income tax consequences to the Company and to participants subject to U.S. taxation with respect to awards granted under the Plan, based on current statutes, regulations and interpretations.

Non-qualified Stock Options

If a participant is granted a non-qualified stock option under the Plan, the participant will not recognize taxable income upon the grant of the option. Generally, the participant will recognize ordinary income at the time of exercise in an amount equal to the difference between the fair market value of the shares acquired at the time of exercise and the exercise price paid. The participant's basis in the common stock for purposes of determining gain or loss on a subsequent sale or disposition of such shares generally will be the fair market value of our common stock on the date the option was exercised. Any subsequent gain or loss will be taxable as a capital gain or loss. The Company will generally be entitled to a federal income tax deduction at the time and for the same amount as the participant recognizes as ordinary income, subject to Code Section 162(m) with respect to covered employees.

Incentive Stock Options

If a participant is granted an incentive stock option under the Plan, the participant will not recognize taxable income upon grant of the option. Additionally, if applicable holding period requirements (a minimum of two years from the date of grant and one year from the date of exercise) are met, the participant will not recognize taxable income at the time of exercise. However, the excess of the fair market value of the shares acquired at the time of exercise over the aggregate exercise price is an item of tax preference income potentially subject to the alternative minimum tax. If shares acquired upon exercise of an incentive stock option are held for the holding period described above, the gain or loss (in an amount equal to the difference between the fair market value on the date of sale and the exercise price) upon disposition of the shares will be treated as a long-term capital gain or loss, and the Company will not be entitled to any deduction. Except in the event of death, if the holding period requirements are not met, the incentive stock option will be treated as one that does not meet the requirements of the Code for incentive stock options and the tax consequences described for nonqualified stock options will generally apply.

Other Awards

The current federal income tax consequences of other awards authorized under the Plan generally follow certain basic patterns. An award of restricted stock results in income recognition by a participant in an amount equal to the fair market value of the shares received at the time the restrictions lapse and the shares vest, unless the participant elects under Code Section 83(b) to accelerate income recognition and the taxability of the award to the date of grant. Restricted stock unit awards generally result in income recognition by a participant at the time payment of such an award is made in an amount equal to the amount paid in cash or the then-current fair market value of the shares received, as applicable. SAR awards result in income recognition by a participant at the time such an award is exercised in an amount equal to the amount paid in cash or the then-current fair market value of the shares received by the participant, as applicable. In each of the foregoing cases, the Company will generally have a corresponding deduction at the time the participant recognizes ordinary income, subject to Code Section 162(m) with respect to covered employees.

Section 162(m) of the Code

Code Section 162(m) denies a deduction to any publicly-held corporation for compensation paid to certain "covered employees" in a taxable year to the extent that compensation to the covered employee exceeds $1,000,000.

Section 409A of the Code

The foregoing discussion of tax consequences of awards under the Plan assumes that the award discussed is either not considered a "deferred compensation arrangement" subject to Section 409A of the Code, or has been structured to comply with its requirements. If an award is considered a deferred compensation arrangement subject to Section 409A but fails to comply, in operation or form, with the requirements of Section 409A, the affected participant would generally be required to include in income when the award vests the amount deemed "deferred," would be required to pay an additional 20% income tax on such amount, and would be required to pay interest on the tax that would have been paid but for the deferral.

New Plan Awards

No awards will be made under the Plan as proposed to be amended and restated until after it has been approved by our shareholders. Because all awards under the Plan are within the discretion of the Compensation Committee, neither the number nor types of future Plan awards to be received by or allocated to particular participants or groups of participants are presently determinable.

The Board, upon recommendation of the Compensation Committee, unanimously recommends a vote FOR the proposal to approve the Amended and Restated 2007 Omnibus Incentive Plan.

Proposal 3 — Ratification of Selection of Independent Registered Public Accounting Firm

The Audit Committee has selected Ernst & Young LLP (EY) as our independent registered public accounting firm for fiscal 2020, and the Board is asking shareholders to ratify that selection. Although current law, rules and regulations, as well as the Audit Committee Charter require our independent registered public accounting firm to be engaged, retained, and supervised by the Audit Committee, the Board considers the selection of an independent registered public accounting firm to be an important matter of shareholder concern and considers a proposal for shareholders to ratify such selection to be an opportunity for shareholders to provide direct feedback to the Board on a significant issue of corporate governance.

If the selection of EY as our independent registered public accounting firm for fiscal 2020 is not ratified by our shareholders, the Audit Committee will review its future selection of an independent registered public accounting firm in the light of that vote result.

Representatives of EY will be present at the virtual Annual Meeting, will have an opportunity to make a statement if they so desire, and will be available to respond to appropriate questions.

The Board, upon recommendation of the Audit Committee, unanimously recommends a vote FOR the ratification of Ernst & Young LLP as our independent registered public accounting firm for fiscal 2020.

Audit Committee Report

The Audit Committee reports to and acts on behalf of the Board by providing oversight of (1) the integrity of our financial statements, (2) the effectiveness of the Company's internal controls over financial reporting, (3) our compliance with legal and regulatory requirements, (4) the independent registered public accounting firm's performance, qualifications and independence and (5) the responsibilities, performance, budget and staffing of our internal audit function. The Audit Committee is comprised of four directors, all of whom meet the standards of independence adopted by the SEC and the NYSE.

In performing the Audit Committee oversight responsibilities, we have reviewed and discussed our audited financial statements for the year ended December 31, 2019 with management and with representatives of EY, our independent registered public accounting firm. The Audit Committee also reviewed, and discussed with management and representatives of EY, management's assessment and report and EY's report and attestation on the effectiveness of internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002.

The Audit Committee also discussed with the independent registered public accounting firm matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board (PCAOB) and the SEC. The Audit Committee has received from our independent registered public accounting firm the written disclosures and the letter required by applicable requirements of the PCAOB regarding the independent accountant's communication with the audit committee concerning independence, and the Audit Committee has discussed the independence of EY with representatives of such firm. The Audit Committee is satisfied that the non-audit services provided to us by the independent registered public accounting firm are compatible with maintaining their independence.

Management is responsible for our system of internal controls and the financial reporting process. EY is responsible for performing an audit of the consolidated financial statements in accordance with the standards of the PCAOB and issuing a report thereon. The Audit Committee's responsibility is to monitor and oversee these processes.

Based on the reviews and discussions referred to in this Report, the Audit Committee recommends to the Board that the audited financial statements be included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2019.

AUDIT COMMITTEE

Kevin M. Farr, Chair
George W. Bilicic
Gwenne A. Henricks
Gwynne E. Shotwell

Fees Paid to Independent Registered Public Accounting Firm

Audit and Non-Audit Fees

The following table presents fees for professional audit services rendered by EY for the audit of the Company's annual financial statements for the fiscal years ended December 31, 2018 and December 31, 2019, and fees for other services rendered by EY.

	Fiscal 2018	Fiscal 2019
Audit Fees[1]	$ 2,834,000	$ 2,991,000
Audit-Related Fees[2]	$ 72,000	$ 72,000
Tax Fees[3]	$ 117,000	$ 191,000
All Other Fees	$ 0	$ 0

(1) *These fees include amounts for the annual audit of our consolidated financial statements and internal control over financial reporting, statutory audits at certain foreign subsidiaries, the reviews of the consolidated financial statements included in our Quarterly Reports on Form 10-Q, and certain accounting consultation services surrounding acquisition activities.*

(2) *These fees represent amounts reasonably related to the performance of the audit or review of the consolidated financial statements that are not reported under the Audit Fees category such as the audit of employee benefit plans, the issuance of certain industry reports, and access to certain research tools.*

(3) *These fees were primarily related to tax planning and compliance services, including assistance related to certain foreign subsidiaries, and potential transactions.*

Audit Committee Pre-Approval Requirements

The Audit Committee's charter provides that it has the sole authority to review in advance and grant any pre-approvals of (i) all auditing services to be provided by the independent registered public accounting firm, (ii) all significant non-audit services to be provided by the independent registered public accounting firm as permitted by Section 10A of the Exchange Act and the PCAOB and (iii) all fees and the terms of engagement with respect to such services. All audit and non-audit services performed by EY during fiscal 2019 were pre-approved pursuant to the procedures outlined above.

Proposal 4 — Advisory Vote on Approval of the Compensation of the Company's Named Executive Officers

We are providing our shareholders with the opportunity to vote to approve the compensation of our Named Executive Officers (NEOs) as disclosed in this Proxy Statement. As described in the Compensation Discussion and Analysis (CD&A), our executive compensation philosophy and programs align executive compensation decisions with our desired business direction, strategy and performance. The primary objectives and priorities of the compensation program include:

- Emphasizing variable compensation that is tied to our financial and stock price performance to generate and reward superior individual and collective performance;

- Linking executives' incentive goals with the interests of our shareholders, providing equity-based forms of compensation and establishing specific stock ownership guidelines for key management employees;

- Supporting and rewarding executives for consistent performance over time and achievement of our long-term strategic goals; and

- Attracting and retaining highly qualified executives whose abilities are critical to our success and competitive advantages.

Our shareholders have a right to cast an advisory vote on our executive compensation program at the Annual Meeting. As a result, we are presenting this proposal, which gives you, as a shareholder, the opportunity to vote on the following resolution:

> "RESOLVED, that the shareholders approve the compensation of Polaris Inc. NEOs, as disclosed in the Compensation Discussion and Analysis, the compensation tables, and the related disclosure contained in this Proxy Statement."

The Board urges shareholders to endorse the compensation programs for our NEOs by voting "FOR" the resolution.

As discussed in the CD&A contained in this Proxy Statement, the Compensation Committee of the Board believes that the executive compensation provided for 2019 is reasonable and consistent with our pay for performance philosophy. Compensation for the year is established in January and is guided by the prior year performance as well as projections for the forthcoming year. In deciding how to vote on this proposal, the Board advises you to consider our pay for performance philosophy coupled with the factors related to the compensation of our NEOs in fiscal 2019, each of which is discussed in the CD&A.

Because your vote is advisory, it will not be binding on the Board and will not overrule any decision by the Board or require the Board to take any action. However, the Board and the Compensation Committee will carefully review the voting results. To the extent there is any significant negative vote on this proposal, we may consult directly with shareholders to better understand the concerns that influenced the vote. The Board and the Compensation Committee would consider constructive feedback obtained through this process in making future decisions about executive compensation programs.

The Board, upon recommendation of the Compensation Committee, unanimously recommends a vote FOR approval of the resolution to approve the compensation of our Named Executive Officers.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of February 14, 2020 by each person known to us who then beneficially owned more than 5% of the outstanding shares of our common stock, each director, each nominee for director, each NEO and all current executive officers and directors as a group. As of February 14, 2020, there were 61,564,788 shares of common stock outstanding. Except as otherwise indicated, the named beneficial owner has sole voting and investment powers with respect to the shares held by such beneficial owner. The table also includes information with respect to CSEs and deferred stock units credited as of February 14, 2020 to the accounts of each director as described in this Proxy Statement under the heading "*Director Compensation.*"

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class	Common Stock Equivalents[8]	Deferred Stock Units[9]
The Vanguard Group[1]	6,173,419	10.0%		
BlackRock, Inc.[2]	5,828,563	9.5%		
State Street Corporation[3]	4,803,432	7.8%		
Wells Fargo & Company[4]	3,305,195	5.4%		
Polaris Industries Inc. Employee Stock Ownership Plan[5]	3,282,362	5.3%		
Scott W. Wine[6] Chairman of the Board and Chief Executive Officer	1,260,356	2.0%		
Michael T. Speetzen[6] Executive Vice President and Chief Financial Officer	168,002	*		
Kenneth J. Pucel[6] Executive Vice President – Global Operations, Engineering & Lean	301,254	*		
Christopher S. Musso[6][7] Senior Vice President – Electrification Strategy	33,619	*		
James P. Williams[6] Senior Vice President – Chief Human Resource Officer	158,146	*		
George W. Bilicic Director	4,028	*	2,742	2,692
Annette K. Clayton Director	0	*	0	28,351
Kevin M. Farr Director	3,225	*	7,527	7,885
Gary E. Hendrickson Director	5,000	*	10,183	12,961
Gwenne A. Henricks Director	1,200	*	5,030	5,748
Bernd F. Kessler Director	0	*	13,112	16,024
Lawrence D. Kingsley Director	10,075	*	4,382	5,748
Gwynne E. Shotwell Director	0	*	1,178	1,399
John P. Wiehoff Director	0	*	27,865	25,026
All directors and current executive officers as a group (20 persons) [6][7]	1,944,905	3.2%	72,019	105,834

*   Indicates ownership of less than 1%.

(1)   The address for The Vanguard Group and its subsidiaries (collectively, "Vanguard") is 100 Vanguard Boulevard, Malvern, PA 19355. Vanguard has sole voting power with respect to 45,113 shares, shared voting power with respect to 14,761 shares, sole dispositive power with respect to 6,118,769 shares and shared dispositive power with respect to 54,650 shares. This information was reported on a Schedule 13G/A filed by Vanguard with the SEC on February 10, 2020, and is as of January 31, 2020.

(2)   The address for BlackRock, Inc. and its affiliates (collectively, "BlackRock") is 55 East 52nd Street, New York, NY 10055. BlackRock, an investment advisor, has sole voting power with respect to 5,422,135 shares, and sole dispositive power with respect to 5,828,563 shares. This information was reported on a Schedule 13G/A filed by BlackRock with the SEC on February 5, 2020, and is as of December 31, 2019.

(3) The address for State Street Corporation and its subsidiaries (collectively, "State Street") is State Street Financial Center, 1 Lincoln Street, Boston, MA 02111. State Street has shared voting power with respect to 4,577,174 shares, and shared dispositive power with respect to 4,803,432 shares. This information was reported on a Schedule 13G filed by State Street with the SEC on February 13, 2020, and is as of December 31, 2019.

(4) The address for Wells Fargo & Company and its subsidiaries (collectively, "Wells Fargo") is 420 Montgomery Street, San Francisco, CA 94163. Wells Fargo has sole voting and sole dispositive power with respect to 22,575 shares, shared voting power with respect to 3,215,952 shares, and shared dispositive power with respect to 3,282,620 shares. This information was reported on a Schedule 13G filed by Wells Fargo with the SEC on February 4, 2020, and is as of December 31, 2019.

(5) The address for the ESOP is 2100 Highway 55, Medina, MN 55340. The ESOP has shared voting and shared dispositive power with respect to 3,282,362 shares. This information was reported on a Schedule 13G/A filed by the ESOP with the SEC on February 10, 2020, and is as of December 31, 2019.

(6) Includes shares which could be purchased by the indicated person upon the exercise of vested options within 60 days after February 14, 2020: Mr. Wine, 923,697 shares; Mr. Speetzen, 159,424 shares; Mr. Pucel, 280,526 shares; Mr. Musso, 25,773 shares; and Mr. Williams, 153,340 shares; and all executive officers combined, 1,854,071 shares.

(7) Includes 2,500 restricted stock units awarded to Mr. Musso that will vest within 60 days after February 14, 2020.

(8) Represents the number of CSEs credited as of February 14, 2020 to the accounts of each non-employee director and the accompanying dividend equivalent units, as maintained by us under the Polaris Inc. Deferred Compensation Plan for Directors. A director will receive one share of common stock for every CSE and dividend equivalent unit held by that director upon his or her termination of service as a member of the Board or upon a change of control of our Company.

(9) Represents the number of deferred stock units awarded to each of the non-employee directors under the Omnibus Plan and the accompanying dividend equivalent units. A director will receive one share of common stock for every deferred stock unit and dividend equivalent unit upon his or her termination of service as a director or upon a change in control of our Company.

Questions and Answers about the Annual Meeting and Voting

Q: Why did I receive a notice in the mail regarding the Internet availability of proxy materials instead of a paper copy of the proxy materials?

A: "Notice and Access" rules adopted by the SEC permit us to furnish proxy materials, including this Proxy Statement and our Annual Report for 2019, to our shareholders by providing access to such documents on the Internet instead of mailing printed copies. Most shareholders will not receive printed copies of the proxy materials unless they request them. Instead, the Notice, which was mailed to most of our shareholders, will instruct how you may access and review all of the proxy materials on the Internet. The Notice also instructs how you may submit your proxy via the Internet. If you would like to receive a paper or email copy of our proxy materials, you should follow the instructions for requesting such materials in the Notice. Any request to receive proxy materials by mail will remain in effect until you revoke it.

Q: Who can vote?

A: You can vote if you were a shareholder at the close of business on the record date of March 2, 2020. There were a total of 61,453,385 shares of our common stock outstanding on March 2, 2020. Polaris is soliciting proxies for use at the Annual Meeting, including any postponements or adjournments. The Notice, this Proxy Statement and any accompanying proxy card, along with the 2019 Annual Report on Form 10-K, were first made available to you beginning on or about March 13, 2020. The Proxy Statement summarizes the information you need to vote at the Annual Meeting.

Q: What constitutes a quorum to conduct business at the Annual Meeting?

A: A majority of the outstanding shares of our common stock represented online or by proxy is necessary to constitute a quorum for the transaction of business at the Annual Meeting. As of the record date, 61,453,385 shares of our common stock were issued and outstanding. A majority of those shares, or 30,726,693 shares of our common stock, will constitute a quorum. If you submit a valid proxy or join the virtual Annual Meeting, your shares will be counted to determine whether there is a quorum. A properly executed proxy marked "**ABSTAIN**" with respect to a proposal will be counted for purposes of determining whether there is a quorum and will be considered present online or by proxy and entitled to vote on that proposal, but will not be deemed to have been voted in favor of such proposal.

Q: What am I voting on, what vote is required to approve each proposal and how does the Board recommend I vote?

A: The table below summarizes the proposals that will be voted on, the vote required to approve each item, how votes are counted and how the Board recommends you vote:

Proposal	Vote Required	Voting Options	Board Recommendation	Broker Discretionary Voting Allowed[1]	Impact of Abstention
Proposal 1 – Elect three Class II directors for three-year terms ending in 2023	Majority of votes cast (votes cast "For" must exceed votes cast "Against"[2])	FOR, AGAINST, ABSTAIN	*FOR*	No	None
Proposal 2 – Approve the Amended and Restated 2007 Omnibus Incentive Plan to increase the number of shares of our common stock authorized for awards from 24,325,000 to 27,775,000	Majority of votes present in person (i.e., online) or by proxy and entitled to vote on this item[3]	FOR, AGAINST, ABSTAIN	*FOR*	No	AGAINST
Proposal 3 – Ratify the selection of Ernst & Young LLP as our independent registered public accounting firm for fiscal 2020	Majority of votes present in person (i.e., online) or by proxy and entitled to vote on this item[3]	FOR, AGAINST, ABSTAIN	*FOR*	Yes	AGAINST
Proposal 4 – Advisory vote to approve the compensation of our Named Executive Officers	We will consider our shareholders to have approved the compensation of our Named Executive Officers if there are more votes cast "For" the proposal than "Against"[4]	FOR, AGAINST, ABSTAIN	*FOR*	No	None

(1) A "broker non-vote" occurs when a nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that proposal and has not received voting instructions from the beneficial owner. If a broker returns a "non-vote" proxy indicating a lack of authority to vote on a proposal, then the shares covered by such a "non-vote" proxy will be deemed present at the meeting for purposes of determining a quorum, but not present for purposes of calculating the vote with respect to that particular proposal. Broker non-votes will generally have no effect in determining whether any proposals to be voted on at the Annual Meeting are approved, although if a quorum for the Annual Meeting could not be established without including broker non-votes, then the broker non-votes required to establish the minimum quorum would have the same effect as votes against Proposals 2 and 3.

(2) A majority voting standard is applicable only to uncontested elections. If there are more nominees than directors to be elected, then a plurality voting standard is applicable. A plurality means that the nominees with the greatest number of votes are elected as directors up to the maximum number of directors to be elected at the meeting. Any director who fails to receive a majority of the votes cast "for" his or her election in an uncontested election must promptly tender his or her resignation. In that event, the Corporate Governance and Nominating Committee must make a recommendation to the Board on whether to accept or reject the tender of resignation. The Board, after taking into account the recommendation, must publicly disclose its decision and rationale within 90 days after the election. The director who failed to receive a majority vote will not participate in the decision.

(3) The voting standard assumes that the number of shares voted in favor of such proposal constitute more than 25% of the outstanding shares of our common stock.

(4) The advisory vote to approve the compensation of our Named Executive Officers is not binding on the Board, but the Compensation Committee will consider the shareholders' advisory input when establishing compensation for our Named Executive Officers in future years.

Q: How will the proxies vote on any other business brought up at the meeting?

A: By submitting your proxy, you authorize the proxies to use their judgment to determine how to vote on any other matter brought before the Annual Meeting. We do not know of any other business to be considered at the Annual Meeting.

The proxies' authority to vote according to their judgment applies only to shares you own as the shareholder of record.

Q: How do I cast my vote?

A: If you are a shareholder of record (that is, if your shares are owned in your name and not in "street name"), you may vote:

- Via the Internet at www.proxyvote.com by 11:59 p.m. Eastern Time on April 29, 2020 for shares held directly and by 11:59 p.m. Eastern Time on April 27, 2020 for shares held in a plan;

- By telephone (within the U.S. or Canada) toll free at 1-800-690-6903 by 11:59 p.m. Eastern Time on April 29, 2020 for shares held directly and by 11:59 p.m. Eastern Time on April 27, 2020 for shares held in a plan;

- By mail, by completing, signing, dating and mailing the proxy card in the envelope provided if you receive paper materials; or

- By attending the virtual Annual Meeting and voting online at www.virtualshareholdermeeting.com/PII2020.

If you are a "street name" shareholder (meaning that your shares are registered in the name of your bank or broker), you will receive instructions from your bank, broker or other nominee describing how to vote your shares.

Whichever method you use, the proxies identified on the proxy will vote the shares of which you are the shareholder of record in accordance with your instructions. If you submit a proxy without giving specific voting instructions, the proxies will vote those shares as recommended by the Board.

Q: Can I vote my shares by filling out and returning the Notice?

A: No. The Notice identifies the items to be voted on at the Annual Meeting, but you cannot vote by marking the Notice and returning it. The Notice provides instructions on how to vote by Internet, by mail, or by telephone.

Q: Can I revoke or change my vote?

A: You can revoke your proxy or change your vote at any time before it is voted at the Annual Meeting by:

- Submitting a new proxy with a more recent date than that of the first proxy given by (1) following the telephone voting instructions; (2) following the Internet voting instructions; or (3) completing, signing, dating and returning a new proxy card to us;

- Giving written notice before the vote to our Secretary, stating that you are revoking your proxy; voting online or during the annual meeting.

- If you wish to revoke your proxy by submitting a later proxy, you should submit the subsequent proxy in the same way you initially submitted it - that is, by telephone, Internet or mail.

Q: Who will count the votes?

A: Broadridge Financial Solutions, our independent proxy tabulator, will count the votes. A representative of Broadridge Financial Solutions and the Company's Vice President and Corporate Controller, will act as inspectors of election for the meeting.

Q: Is my vote confidential?

A: All proxies and all vote tabulations that identify an individual shareholder are confidential. Your vote will not be disclosed, except:

- To allow Broadridge Financial Solutions to tabulate the vote;

- To allow the Company's Vice President and Corporate Controller, and a representative of Broadridge Financial Solutions to certify the results of the vote; and

- To meet applicable legal requirements.

Q: What shares are included on my proxy?

A: Your proxy will represent all shares registered to your account in the same social security number and address, including any full and fractional shares you own under the Omnibus Plan or the Polaris Inc. Employee Stock Purchase Plan, as well as any shares you own through the Polaris Employee Stock Ownership Plan (the ESOP) and the 401(k) Plan.

Q: What happens if I don't vote the shares that I own?

A: *For shares registered in your name.* If you do not vote shares that are registered in your name by voting online at the Annual Meeting or by proxy through the Internet, telephone or mail as described on the Notice, the Internet voting site or, if you requested printed proxy materials or receive a paper copy of the proxy card, by following the instructions therein, your shares will not be counted in determining the presence of a quorum or in determining the outcome of the vote on the proposals presented at the Annual Meeting.

For shares held in street name. If you hold shares through a broker, you will receive voting instructions from your broker. If you do not submit voting instructions to your broker and your broker does not have discretion to vote your shares on a particular matter, then your shares will not be counted in determining the outcome of the vote on that matter at the Annual Meeting. See effect of "broker non-votes" as described above. Your broker will not have discretion to vote your shares for any matter to be voted upon at the Annual Meeting other than the ratification of the selection of our independent registered public accounting firm. Accordingly, it is important that you provide voting instructions to your broker for the matters to be voted upon at the Annual Meeting.

For shares held in certain employee plans. If you hold shares in the ESOP or the 401(k) Plan and you do not submit your voting instructions by proxy through the mail, telephone or Internet as described on the proxy card, those shares will be voted in the manner described in the following two questions.

Q: How are common shares in the Polaris Employee Stock Ownership Plan voted?

A: If you hold shares of common stock through the ESOP, your proxy card will instruct the trustee of the plan how to vote the shares allocated to your plan account. If you do not return your proxy card (or you submit it with an unclear voting designation or with no voting designation at all), then the plan trustee will vote the shares in your account in proportion to the instructions actually received by the trustee from participants who give voting instructions. Votes under the ESOP receive the same confidentiality as all other votes.

Q: How are common shares in the Polaris 401(k) Retirement Savings Plan voted?

A: If you hold shares of our common stock through the 401(k) Plan, your proxy card will instruct the trustee of the plan how to vote the shares allocated to your plan account. If you do not return your proxy card (or you submit it with an unclear voting designation or with no voting designation at all), then the shares in your account will not be voted. Votes under the 401(k) Plan receive the same confidentiality as all other votes.

Q: What does it mean if I get more than one Notice or proxy card?

A: Your shares are probably registered in more than one account. You should provide voting instructions for all Notices and proxy cards you receive.

Q: How many votes can I cast?

A: You are entitled to one vote per share on all matters presented at the meeting.

Q: When are shareholder proposals and nominees due for the 2021 Annual Meeting of Shareholders?

A: If you want to submit a shareholder proposal or nominee for the 2021 Annual Meeting of Shareholders, you must submit the proposal in writing to our Corporate Secretary, Polaris Inc., 2100 Highway 55, Medina, Minnesota 55340, so it is received by the relevant date set forth on page 68 under the caption "*Submission of Shareholder Proposals and Nominations.*"

Q: How is this proxy solicitation being conducted?

A: We engaged D.F. King & Co., Inc. to assist in the distribution of proxy materials and the solicitation of votes for a fee of $16,500, plus out-of-pocket expenses. We will pay for the cost of soliciting proxies and we will reimburse brokerage houses and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses for forwarding proxy and solicitation materials to our shareholders. In addition, some of our employees may solicit proxies. D.F. King & Co., Inc. and our employees may solicit proxies in person, by telephone and by mail. Our employees will not receive special compensation for these services, which the employees will perform as part of their regular duties.

Q. Why is this Annual Meeting only virtual?

A: We believe there are many benefits in embracing the latest technology to provide expanded access, improved communication and cost savings for our shareholders and us. We believe that hosting a virtual meeting enables shareholder participation from any location around the world.

Q. Can I submit questions? If so, how?

A: Shareholders who wish to submit a question to Polaris for the meeting may do so live during the meeting at www.virtualshareholdermeeting.com/PII2020. If you have questions, you may type them in the dialog box provided at any point during the meeting until the floor is closed to questions. For technical assistance on the day of the Annual Meeting, please call the support line at 800-586-1548 (Toll Free) or 303-562-9288 (International Toll).

Other Matters

The Board is not aware of any matters that are expected to come before the Annual Meeting other than those referred to in this Proxy Statement. If any other matter should come before the Annual Meeting, the persons named in the accompanying proxy intend to vote the proxies in accordance with their best judgment.

Submission of Shareholder Proposals and Nominations

Under the rules of the SEC, if a shareholder wants the Company to include a proposal in our Proxy Statement and form of proxy for presentation at our 2021 Annual Meeting of Shareholders, the proposal must be submitted in writing and received by our Corporate Secretary at our principal executive offices by November 13, 2020. The proposal must comply with the rules of the SEC and our bylaws, which are described below. If a shareholder intends to introduce an item of business or nominate a person as a director at the 2021 Annual Meeting, without including the proposal or nomination in the Proxy Statement, we must receive notice of that intention no later than January 30, 2021.

A shareholder's notice to the Company must include the information required by our bylaws, including, if the item of business does not relate to the nomination of a person to serve as a director, a brief description of the business desired to be brought before the meeting and the reasons for conducting the business at the meeting, any material interest of the shareholder or any associated person of the shareholder in the business desired to be brought before the meeting, the name and address of the shareholder and any associated person of the shareholder as they appear on our books, and specified information regarding the shareholder's interests in our capital stock. A shareholder's notice to the Company of the nomination of a person to serve as a director must include, as applicable, similar information as required above, as well as the name of any director nominee, information about the nominee required by SEC rules and the director nominee's consent to be named and serve if elected.

Additional Information

Householding

We have adopted a procedure approved by the SEC called householding, which allows us to deliver a single set of our Annual Report on Form 10-K, which includes the Annual Report to Shareholders (together, the Annual Report), Proxy Statement or Notice to shareholders who do not participate in electronic delivery and have the same last name and address. This process helps eliminate duplicate mailings and reduces our printing and mailing costs.

If your household would like to receive individual rather than multiple mailings in the future, please write to Broadridge Investor Communications Solutions, Householding Department, 51 Mercedes Way, Englewood, New York 11717, or call 800-542-1061. If a broker or other nominee holds your shares, you may continue to receive multiple mailings. Please contact your broker or other nominee directly to discontinue multiple mailings from them.

Your household may have received a single set of our Annual Report and Proxy Statement; if you would like another set, please write to Broadridge Investor Communications Solutions at the address above.

Annual Reports

Our Annual Report is available on our website at *www.polaris.com* in the "Investors" section. You may also request a free copy of our Annual Report and Proxy Statement by writing to the Corporate Secretary, Polaris Inc., 2100 Highway 55, Medina, MN 55340, or by calling (763) 542-0500.

By Order of the Board of Directors

Lucy Clark Dougherty
Senior Vice President – General Counsel,
Chief Compliance Officer, and Secretary

Annex A

Polaris Inc.
2007 Omnibus Incentive Plan

(As Amended and Restated April 30, 2020)

Article 1   Establishment, Purpose, and Duration

1.1   *Establishment.* Polaris Inc., a Minnesota corporation (hereinafter referred to as the "Company"), establishes an incentive compensation plan to be known as the Polaris Inc. 2007 Omnibus Incentive Plan (hereinafter referred to as the "Plan"), as set forth in this document.

This Plan permits the grant of Nonqualified Stock Options, Incentive Stock Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units and Other Stock-Based Awards.

The Plan originally became effective as of February 20, 2007, which is the date on which the Plan was originally approved by the Board of Directors. The Plan was amended and restated by the Board of Directors as of January 22, 2009, and the Company's shareholders approved that amendment and restatement on April 30, 2009. The Board of Directors approved a further amendment and restatement of the Plan on January 20, 2011, and the Company's shareholders approved that amendment and restatement on April 28, 2011. The Board of Directors approved a further amendment and restatement of the Plan on February 23, 2015, and the Company's shareholders approved that amendment and restatement on April 30, 2015. The Board of Directors approved a further amendment and restatement of the Plan on February 25, 2019, and the Company's shareholders approved that amendment and restatement on April 25, 2019. The Board of Directors approved a further amendment and restatement of the Plan on February 28, 2020, subject to the approval of the Company's shareholders on April 30, 2020. If the Company's shareholders fail to approve the amendment and restatement of the Plan as approved by the Board of Directors on February 28, 2020, the Plan as amended and restated as of April 25, 2019 shall remain in full force and effect.

1.2   *Purpose of This Plan.* The purpose of this Plan is to provide a means through which the Company may provide Employees, Nonemployee Directors, and Third-Party Service Providers of the Company and its Affiliates and Subsidiaries the opportunity to receive compensation consistent with the Company's compensation goals.

1.3   *Duration of This Plan.* Unless sooner terminated as provided herein, this Plan shall terminate on April 25, 2029. After this Plan is terminated, no Awards may be granted but Awards previously granted shall remain outstanding in accordance with their applicable terms and conditions and this Plan's terms and conditions.

Article 2   Definitions

Whenever used in this Plan, the following terms shall have the meanings set forth below, and when the meaning is intended, the initial letter of the word shall be capitalized.

2.1   "*Affiliate*" means any corporation that is a Subsidiary or Parent of the Company.

2.2   "*Award*" means a grant under this Plan of Nonqualified Stock Options, Incentive Stock Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units or Other Stock-Based Awards, in each case subject to the terms of this Plan.

2.3   "*Award Agreement*" means either: (i) a written agreement entered into by the Company and a Participant setting forth the terms and provisions applicable to an Award granted under this Plan, or (ii) a written statement issued by the Company to a Participant describing the terms and provisions of such Award, including, in each case, any amendment or modification thereof. The Committee may provide for the use of electronic, internet or other nonpaper Award Agreements, and the use of electronic, internet or other nonpaper means for the acceptance thereof and actions thereunder by a Participant.

2.4   "*Board*" or "*Board of Directors*" means the Board of Directors of the Company.

2.5   "*Cause*" means what the term is expressly defined to mean in a then-effective written agreement (including an Award Agreement) between a Participant and the Company or any Affiliate or, in the absence of any such then-effective agreement or definition, means (i) a Participant's material breach of any employment, confidentiality, nonsolicitation, noncompetition, invention assignment or other agreement with the Company or any Affiliate, (ii) an act or acts of dishonesty undertaken by a Participant resulting in gain or personal enrichment of the Participant at the expense of the Company or any Affiliate, (iii) persistent failure by a Participant to perform the duties associated with Participant's employment or status as a Nonemployee Director or Third-Party Service Provider, (iv) any failure by the Participant to materially conform to the Company's business conduct or ethics code, or (v) the indictment or conviction of the Participant for a felony.

2.6 "*Change of Control*" means, unless otherwise provided in an Agreement, any of the following:

(a) Individuals who are Incumbent Directors cease for any reason to constitute a majority of the members of the Board; or

(b) The acquisition in one or more transactions, other than from the Company, by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act) of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 35% or more of the combined voting power of the Company's Voting Securities then outstanding, unless such acquisition has been designated by the Incumbent Directors as an acquisition not constituting a Change in Control for purposes hereof; or

(c) The consummation of a Corporate Transaction unless, immediately following such Corporate Transaction, all or substantially all of the persons who were the beneficial owners of the Company's Voting Securities immediately prior to such Corporate Transaction beneficially own, directly or indirectly, more than 50% of the combined voting power of the then outstanding Voting Securities of the surviving or acquiring entity (or its Parent) resulting from such Corporate Transaction in substantially the same proportions as their ownership, immediately prior to such Corporate Transaction, of the Company's Voting Securities.

Notwithstanding the foregoing, to the extent that any Award constitutes a deferral of compensation subject to Code Section 409A, and if that Award provides for a change in the time or form of payment upon a Change in Control, then no Change in Control shall be deemed to have occurred upon an event described in Section 2.6 unless the event would also constitute a change in ownership or effective control of, or a change in the ownership of a substantial portion of the assets of, the Company under Code Section 409A.

2.7 "*Code*" means the U.S. Internal Revenue Code of 1986, as amended from time to time. For purposes of this Plan, references to sections of the Code shall be deemed to include references to any applicable regulations thereunder and any successor or similar provision.

2.8 "*Committee*" means the Compensation Committee of the Board or a subcommittee thereof, or any other committee designated by the Board to administer this Plan. The members of the Committee shall be appointed from time to time by, and shall serve at the discretion of, the Board.

2.9 "*Company*" means Polaris Inc., a Minnesota corporation, and any successor thereto as provided in Article 18 herein.

2.10 "Corporate Transaction" means any of the following: (i) a reorganization, merger, consolidation or statutory share exchange involving the Company, or (ii) a sale or other disposition, in one or a series of transactions, of all or substantially all of the assets of the Company.

2.11 "*Director*" means any individual who is a member of the Board.

2.12 "*Effective Date*" means the date this Plan was last amended and restated by the Company's shareholders.

2.13 "*Employee*" means any individual designated as an employee of the Company or any Affiliate on the payroll records thereof. An Employee shall not include any individual during any period he or she is classified or treated by the Company or an Affiliate as an independent contractor, a consultant, or an employee of an employment, consulting, or temporary agency or any other entity other than the Company or an Affiliate, without regard to whether such individual is subsequently determined to have been, or is subsequently retroactively reclassified as, a common-law employee of the Company or an Affiliate during such period.

2.14 "*Exchange Act*" means the Securities Exchange Act of 1934, as amended from time to time, or any successor act thereto.

2.15 "*Fair Market Value*" or "FMV" means the fair market value of a Share determined as follows: (i) if the Shares are readily tradable on an established securities market (as determined under Code Section 409A), then Fair Market Value will be the closing sale price for a Share on the principal securities market on which it trades on the date for which it is being determined, or if no sale of Shares occurred on that date, on the immediately preceding date on which a sale of Shares occurred, as reported in *The Wall Street Journal* or such other source as the Committee deems reliable; or (ii) if the Shares are not then readily tradable on an established securities market (as determined under Code Section 409A), then Fair Market Value will be determined by the Committee as the result of a reasonable application of a reasonable valuation method that satisfies the requirements of Code Section 409A.

2.16 "*Full-Value Award*" means an Award other than in the form of an Option or SAR.

2.17 "*Grant Date*" means the date on which the Committee approves the grant of an Award under the Plan, or such later date as may be specified by the Committee on the date the Committee approves the Award.

2.18 "*Grant Price*" means the per share price established at the time of grant of an SAR that is used to determine the amount of any payment due upon exercise of the SAR.

2.19 "*Incentive Stock Option*" or "*ISO*" means an Option that is designated as an Incentive Stock Option and that meets the requirements of Code Section 422, or any successor provision.

2.20 "*Incumbent Director*" means an individual who (i) is, as of the Effective Date, a Director, or (ii) is elected as a Director subsequent to the Effective Date and whose initial election, or nomination for initial election by the Company's shareholders, was approved by at least a majority of the then Incumbent Directors.

2.21 "*Insider*" shall mean an individual who is, on the relevant date, an officer (as defined in Exchange Act Rule 16a-1(f)) or Director of the Company, or a more than ten percent (10%) beneficial owner (within the meaning of Exchange Act Rule 13d-3) of any class of the Company's equity securities that is registered pursuant to Section 12 of the Exchange Act.

2.22 "*Nonemployee Director*" means a Director who is not an Employee.

2.23 "*Nonqualified Stock Option*" or "*NQSO*" means an Option that is not an Incentive Stock Option.

2.24 "*Option*" means a right granted under the Plan to purchase a specified number of Shares at a specified price per Share, as described in Article 6.

2.25 "*Option Price*" means the price at which a Share may be purchased by a Participant pursuant to an Option.

2.26 "*Other Stock-Based Award*" means an Award of the type described in Section 9.1.

2.27 "*Parent*" means a "parent corporation" as defined in Code Section 424(e).

2.28 "*Participant*" means any eligible individual as set forth in Article 5 to whom an Award is granted.

2.29 "*Performance Period*" means the period of time during which the performance goals must be achieved in order to determine the amount payable to, and/or the vested interest of, a Participant with respect to an Award.

2.30 "*Period of Restriction*" means the period when Restricted Stock or Restricted Stock Units are subject to a substantial risk of forfeiture (based on the passage of time, the achievement of performance goals, or upon the occurrence of other events as determined by the Committee, in its discretion), as provided in Article 8.

2.31 "*Plan*" means this Polaris Inc. 2007 Omnibus Incentive Plan, as amended and restated.

2.32 "*Prior Plans*" means the Polaris Inc. 1995 Stock Option Plan, 1999 Broad-Based Stock Option Plan, Restricted Stock Plan and 2003 Nonemployee Director Stock Option Plan.

2.33 "*Restricted Stock*" means Shares issued to a Participant that are subject to such restrictions on transfer, forfeiture conditions and other restrictions or limitations as may be set forth in the Plan and the applicable Award Agreement, as described in Article 8.

2.34 "*Restricted Stock Unit*" means a right granted under the Plan to receive, in cash and/or Shares as determined by the Committee, the Fair Market Value of a Share, subject to such restrictions on transfer, forfeiture conditions and other restrictions or limitations as may be set forth in this Plan and the applicable Agreement, as described in Article 8.

2.35 "*Share*" means a share of common stock of the Company, par value $.01 per share.

2.36 "*Stock Appreciation Right*" or "*SAR*" means a right granted under the Plan to receive, in cash and/or Shares as determined by the Committee, an amount equal to the appreciation in value of a specified number of Shares between the Grant Date of the SAR and its exercise date, as described in Article 7.

2.37 "*Subsidiary*" means a "subsidiary corporation," as defined in Code Section 424(f), of the Company.

2.38 "*Substitute Award*" means an Award granted upon the assumption of, or in substitution or exchange for, outstanding awards granted by a company or other entity acquired by the Company or any Affiliate or with which the Company or any Affiliate combines.

2.39 "*Third-Party Service Provider*" means any consultant, agent, advisor, independent contractor, or other service provider who is a natural person and who renders services to the Company or an Affiliate that: (i) are not in connection with the offer and sale of the Company's securities in a capital-raising transaction, and (ii) do not directly or indirectly promote or maintain a market for the Company's securities.

2.40 "*Voting Securities*" of an entity are the outstanding securities entitled to vote generally in the election of directors (or comparable equity interests of such entity).

Article 3 Administration

3.1 *General.* The Committee shall be responsible for administering this Plan, subject to this Article 3 and the other provisions of this Plan. All actions taken and all interpretations and determinations made by the Committee shall be final and binding upon the Participants, the Company, and all other interested individuals.

3.2 *Authority of the Committee.* The Committee shall have full and exclusive discretionary power to interpret the terms and the intent of this Plan and any Award Agreement or other agreement or document ancillary to or in connection with this Plan, to determine eligibility for Awards and to adopt such rules, regulations, forms, instruments, and guidelines for administering this Plan as the Committee may deem necessary or proper. Such authority shall include, but not be limited to, (i) selecting Award recipients; (ii) establishing all Award terms and conditions, including the terms and conditions set forth in Award Agreements; (iii) granting Awards as an alternative to or as the form of payment for grants or rights earned or due under compensation plans or arrangements of the Company; (iv) construing any ambiguous provision of the Plan or any Award Agreement; and (v) subject to Article 15 and Section 10.5, cancelling or suspending an Award or the exercisability of an Award, accelerating the vesting or extending the exercise period of an Award, or otherwise adopting modifications and amendments to this Plan or any Award Agreement, including without limitation, any that are necessary to comply with the laws of the countries and other jurisdictions in which the Company or its Affiliates operate.

3.3 *Delegation.* To the extent not inconsistent with applicable law or stock exchange rules, the Committee may delegate all or any portion of its authority under the Plan to one or more of its members or, with respect to Awards to Employees who are not Insiders, to one or more executive officers of the Company. The Committee may also delegate to one or more Employees, agents or advisors such nondiscretionary administrative duties or powers as it may deem advisable, and the Committee or any individuals to whom it has delegated duties or powers as aforesaid may employ one or more individuals to render advice with respect to any responsibility the Committee or such individuals may have under this Plan. Any delegation of authority by the Committee to an executive officer to approve Awards to Employees who are not Insiders shall be by resolution authorizing the executive officer to: (i) designate Employees to be recipients of Awards; and (ii) determine the number of Shares or amount of cash subject to any such Awards; provided, however, (a) the resolution providing such authorization sets forth the total number of Shares and/or amount of cash subject to Awards that such executive officer(s) may grant; and (b) the executive officer(s) shall report periodically to the Committee regarding the nature and scope of the Awards granted pursuant to the authority delegated. In addition, the Board may exercise any of the powers and authority of the Committee under the Plan. In the event of any delegation of authority under this Section 3.3, or exercise of authority by the Board, references in the Plan to the Committee shall be deemed to refer, as applicable, to the delegate of the Committee or to the Board.

Article 4   Shares Subject to This Plan and Maximum Awards

4.1 *Number of Shares Available for Awards.* Subject to adjustment as provided in this Article 4, the number of Shares that may be the subject of Awards and issued under the Plan (the "Share Authorization") shall be 27,775,000. No further awards shall be made under the terms of the Prior Plans after the date this Plan initially became effective. Shares issued under the Plan shall come from authorized and unissued Shares. In determining the number of Shares to be counted against this Share Authorization in connection with any Award, the following rules shall apply:

(a) Shares that are subject to Awards of Options or Stock Appreciation Rights shall be counted against the Share Authorization as one Share for every one Share granted.

(b) Shares that are subject to Full-Value Awards shall be counted against the Share Authorization as three Shares for every one Share granted.

(c) Where the number of Shares subject to an Award is variable on the Grant Date, the number of Shares to be counted against the Share Authorization shall be the maximum number of Shares that could be received under that particular Award, until such time as it has been determined that only a lesser number of shares could be received.

(d) Where two or more types of Awards are granted to a Participant in tandem with each other, such that the exercise of one type of Award with respect to a number of Shares cancels at least an equal number of Shares of the other, the number of Shares to be counted against the Share Authorization shall be the larger number of Shares that would be counted against the share reserve under either of the Awards.

(e) Substitute Awards shall not be counted against the Share Authorization, nor shall they reduce the Shares authorized for grant to a Participant in any calendar year.

4.2 *Effect of Forfeitures and Other Actions*. Any Shares subject to an Award, or to an award granted under the Prior Plans that was outstanding on the date this Plan initially became effective (a "Prior Plan Award"), that is forfeited, cancelled or expires or is settled or exchanged for cash shall, to the extent of such forfeiture, cancellation, expiration, settlement or exchange, again become available for Awards under this Plan, and the Share Authorization under Section 4.1 shall be correspondingly increased as provided in Section 4.3 below. The following Shares shall not, however, again become available for Awards or increase the Share Authorization under Section 4.1: (i) Shares tendered by the Participant or withheld by the Company in payment of the purchase price of a stock option issued under this Plan or any Prior Plan, (ii) Shares tendered by the Participant or withheld by the Company to satisfy any tax withholding obligation with respect to an Award or Prior Plan Award, (iii) Shares repurchased by the Company with proceeds received from the exercise of an option issued under this Plan or any Prior Plan, and (iv) Shares subject to a stock appreciation right issued under this Plan or any Prior Plan that are not issued in connection with the stock settlement of that stock appreciation right upon its exercise.

4.3 *Counting Shares Again Available*. Each Share that again becomes available for Awards as provided in Section 4.2 shall increase the Share Authorization under Section 4.1, with such increase based on the same share ratio by which the Share Authorization was decreased upon the grant of the applicable award.

4.4 *Effect of Plans Operated by Acquired Companies*. If a company acquired by the Company or any Subsidiary or with which the Company or any Subsidiary combines has shares available under a pre-existing plan approved by shareholders and not adopted in contemplation of such acquisition or combination, the shares available for grant pursuant to the terms of such pre-existing plan (as adjusted, to the extent appropriate, using the exchange ratio or other adjustment or valuation ratio or formula used in such acquisition or combination to determine the consideration payable to the holders of common stock of the entities party to such acquisition or combination) may be used for Awards under the Plan and shall not reduce the Shares authorized for grant under the Plan. Awards using such available shares shall not be made after the date awards or grants could have been made under the terms of the pre-existing plan, absent the acquisition or combination, and shall only be made to individuals who were not Employees or Nonemployee Directors prior to such acquisition or combination.

4.5   *Award Limits*. The maximum number of Shares of the Share Authorization that may be issued pursuant to ISOs under this Plan shall be 27,775,000, subject to adjustment as provided in Section 4.6.

4.6   *Adjustments for Changes in Capitalization*. In the event of any equity restructuring (within the meaning of Financial Accounting Standards Board Accounting Standards Codification Topic 718 — *Stock Compensation*) that causes the per share value of Shares to change, such as a stock dividend, stock split, spinoff, rights offering or recapitalization through an extraordinary dividend, the Committee shall make such adjustments as it deems equitable and appropriate to (i) the aggregate number and kind of Shares or other securities issued or reserved for issuance under the Plan, (ii) the number and kind of Shares or other securities subject to outstanding Awards, (iii) the Option Price of outstanding Options, (iv) the Grant Price of outstanding SARs, and (v) any maximum limitations prescribed by the Plan with respect to certain types of Awards or the grants to individuals of certain types of Awards. In the event of any other change in corporate capitalization, including a merger, consolidation, reorganization, or partial or complete liquidation of the Company, such equitable adjustments described in the foregoing sentence may be made as determined to be appropriate and equitable by the Committee to prevent dilution or enlargement of rights of Participants. In either case, any such adjustment shall be conclusive and binding for all purposes of the Plan. No adjustment shall be made pursuant to this Section 4.6 in connection with the conversion of any convertible securities of the Company, or in a manner that would cause Incentive Stock Options to violate Section 422(b) of the Code or cause an Award to be subject to adverse tax consequences under Section 409A of the Code.

The Committee may also make appropriate adjustments in, or modify, the terms of any Awards under this Plan in connection with, or in anticipation of, any of the foregoing corporate events or transactions, including adjustments and/or modifications of performance goals, changes in the length of Performance Periods and changes in the expiration dates of Options or SARs. The determination of the Committee as to the foregoing adjustments, if any, shall be conclusive and binding on Participants under this Plan.

Article 5   Eligibility and Participation

5.1   *Eligibility*. Individuals eligible to participate in this Plan include all Employees, Directors, including Nonemployee Directors, and Third-Party Service Providers.

5.2   *Actual Participation*. Subject to the provisions of this Plan, the Committee may, from time to time, select from all eligible individuals, those individuals to whom Awards shall be granted and shall determine, in its sole discretion, the nature of, any and all terms permissible by law, and the amount of each Award.

Article 6   Stock Options

6.1   *Grant of Options*. Subject to the terms and provisions of this Plan, Options may be granted to Participants in such number, and upon such terms, and at any time and from time to time as shall be determined by the Committee, in its sole discretion, provided that ISOs may be granted only to eligible Employees of the Company or of any Affiliate of the Company.

6.2   *Award Agreement*. Each Option grant shall be evidenced by an Award Agreement that shall specify the Option Price, the maximum duration of the Option, the number of Shares with respect to which the Option is exercisable, the conditions upon which the Option shall become vested and/or exercisable, and such other provisions as the Committee shall determine which are not inconsistent with the terms of this Plan. The Award Agreement also shall specify whether the Option is intended to be an ISO or an NQSO.

6.3   *Option Price*. The Option Price for each Option shall be determined by the Committee in its sole discretion and shall be specified in the Award Agreement; provided, however, the Option Price must be at least equal to one hundred percent (100%) of the FMV of a Share on the Grant Date, except in the case of Substitute Awards (to the extent consistent with Code Section 409A and, the case of ISOs, Code Section 424).

6.4   *Term of Options*. Each Option granted to a Participant shall expire at such time as the Committee shall determine, as specified in the Award Agreement; provided, however, that no Option shall be exercisable later than the tenth (10th) anniversary of its Grant Date.

6.5   *Exercise of Options*. Options granted under this Article 6 shall be exercisable at such times and be subject to such restrictions and conditions as the Committee shall in each instance approve, which terms and restrictions need not be the same for each grant or for each Participant.

6.6 *Payment*. Options granted under this Article 6 shall be exercised by the delivery of a notice of exercise to the Company or an agent designated by the Company in a form specified or accepted by the Committee, or by complying with any alternative procedures which may be authorized by the Committee, setting forth the number of Shares with respect to which the Option is to be exercised, accompanied by full payment for the Shares.

A condition of the issuance of the Shares as to which an Option shall be exercised shall be the payment of the Option Price. The aggregate Option Price in connection with any Option exercise shall be payable to the Company, in full as determined by the Committee in its discretion, in the manner set forth in the Award Agreement, which shall be one or more of the following: (a) in cash or its equivalent; (b) by tendering (either by actual delivery or attestation) previously acquired Shares having an aggregate Fair Market Value at the time of exercise equal to the aggregate Option Price; (c) by a cashless (broker-assisted) exercise; (d) by the withholding of a number of Shares otherwise issuable upon exercise of the Option having a Fair Market Value on the date of exercise equal to the aggregate Option Price; (e) any other method approved or accepted by the Committee in its sole discretion or (f) by a combination of (a), (b), (c), (d), and/or (e). Unless otherwise determined by the Committee, all payments under all of the methods indicated above shall be paid or valued in United States dollars.

6.7 *Termination of Employment*. Each Participant's Award Agreement shall set forth the extent to which the Participant shall have the right to exercise the Option following termination of the Participant's employment or service on the Board or to the Company or its Affiliates, as the case may be. Such provisions shall be determined in the sole discretion of the Committee, shall be included in the Award Agreement entered into with each Participant, need not be uniform among all Options issued pursuant to this Article 6, and may reflect distinctions based on the reasons for termination.

6.8 *Notification of Disqualifying Disposition*. If any Participant shall make any disposition of Shares issued pursuant to the exercise of an ISO under the circumstances described in Code Section 421(b) (relating to certain disqualifying dispositions), such Participant shall notify the Company of such disposition within ten (10) days thereof.

Article 7 Stock Appreciation Rights

7.1 *Grant of SARs*. Subject to the terms and conditions of this Plan, SARs may be granted to Participants at any time and from time to time in such number, and upon such terms, and at any time and from time to time as shall be determined by the Committee, in its sole discretion.

The Grant Price for each grant of an SAR shall be determined by the Committee and shall be specified in the Award Agreement; provided, however, the Grant Price must be at least equal to one hundred percent (100%) of the FMV of a Share on the Grant Date, except in the case of Substitute Awards (to the extent consistent with Code Section 409A).

7.2 *SAR Agreement*. Each SAR grant shall be evidenced by an Award Agreement that shall specify the Grant Price, the term of the SAR, and such other provisions as the Committee shall determine.

7.3 *Term of SAR*. The term of an SAR granted under this Plan shall be determined by the Committee, as specified in the Award Agreement; provided, however, that no SAR shall be exercisable later than the tenth (10th) anniversary of its Grant Date.

7.4 *Exercise of SARs*. SARs granted under this Article 7 shall be exercisable at such times and be subject to such restrictions and conditions as the Committee shall in each instance approve, which terms and restrictions need not be the same for each grant or for each Participant.

7.5 *Settlement of SAR Amount*. Upon the exercise of an SAR, a Participant shall be entitled to receive payment from the Company in an amount determined by multiplying:

(a) The excess of the Fair Market Value of a Share on the date of exercise over the Grant Price; by

(b) The number of Shares with respect to which the SAR is exercised.

At the discretion of the Committee, the payment upon SAR exercise may be in cash, Shares, or any combination thereof, or in any other manner approved by the Committee in its sole discretion. The Committee's determination regarding the form of SAR payout shall be set forth in the Award Agreement pertaining to the grant of the SAR.

7.6 *Termination of Employment*. Each Award Agreement shall set forth the extent to which the Participant shall have the right to exercise the SAR following termination of the Participant's employment or service on the Board or to the Company or its Affiliates, as the case may be. Such provisions shall be determined in the sole discretion of the Committee, shall be included in the Award Agreement entered into with Participants, need not be uniform among all SARs issued pursuant to this Plan, and may reflect distinctions based on the reasons for termination.

Article 8   Restricted Stock and Restricted Stock Units

8.1   *Grant of Restricted Stock or Restricted Stock Units*. Subject to the terms and provisions of this Plan, Restricted Stock and/or Restricted Stock Units may be granted to Participants in such amounts and upon such terms as shall be determined by the Committee in its sole discretion.

8.2   *Restricted Stock or Restricted Stock Unit Agreement*. Each Restricted Stock and/or Restricted Stock Unit grant shall be evidenced by an Award Agreement that shall specify the Period(s) of Restriction, the number of Shares of Restricted Stock or the number of Restricted Stock Units granted, and such other provisions as the Committee shall determine.

8.3   *Other Restrictions*. The Committee shall impose such other conditions and/or restrictions on any Shares of Restricted Stock or Restricted Stock Units granted pursuant to this Plan as it may deem advisable, including a requirement that Participants pay a stipulated purchase price for each Share of Restricted Stock or each Restricted Stock Unit, service-based vesting conditions, restrictions on vesting and transferability based upon the achievement of specific performance goals, service-based restrictions on vesting following the attainment of the performance goals and/or time-based restrictions.

To the extent deemed appropriate by the Committee, the Company may retain the certificates, if any, representing Shares of Restricted Stock in the Company's possession until such time as all conditions and/or restrictions applicable to such Shares have been satisfied or lapse. The Company may place on any certificate, if any, representing Shares issued to a Participant pursuant to this Section 8.3 any such legend(s) as the Company or the Committee may deem appropriate.

Except as otherwise provided in this Article 8 or in the applicable Award Agreement, after all conditions and restrictions applicable to Shares of Restricted Stock or to Restricted Stock Units have been satisfied or lapse (including satisfaction of any applicable tax withholding obligations), vested Shares shall be made available to the Participant with respect to a Restricted Stock Award or the Restricted Stock Units shall be paid in cash, Shares, or a combination of cash and Shares as the Committee in its sole discretion shall determine. Any such Shares may, however, continue to be subject to certain restrictions as provided in Section 10.2.

8.4   *Certificate Legend*. In addition to any legends placed on certificates pursuant to Section 8.3, each certificate, if any, representing Shares of Restricted Stock granted pursuant to this Plan may bear a legend such as the following or as otherwise determined by the Committee in its sole discretion:

The sale or transfer of Shares of stock represented by this certificate, whether voluntary, involuntary, or by operation of law, is subject to certain restrictions on transfer as set forth in the Polaris Inc. 2007 Omnibus Incentive Plan, as amended and restated, and in the associated Award Agreement. A copy of the plan and such Award Agreement may be obtained from Polaris Inc.

8.5   *Voting Rights*. Unless otherwise determined by the Committee and set forth in a Participant's Award Agreement, to the extent permitted or required by law, Participants holding Shares of Restricted Stock granted hereunder shall have the right to exercise full voting rights with respect to those Shares during the Period of Restriction. A Participant shall have no voting rights with respect to any Restricted Stock Units granted hereunder.

8.6   *Termination of Employment*. Each Award Agreement shall set forth the extent to which the Participant shall have the right to retain Restricted Stock and/or Restricted Stock Units following termination of the Participant's employment or service on the Board or to the Company or its Affiliates, as the case may be. Such provisions shall be determined in the sole discretion of the Committee, shall be included in the Award Agreement entered into with each Participant, need not be uniform among all Shares of Restricted Stock or Restricted Stock Units issued pursuant to this Plan, and may reflect distinctions based on the reasons for termination.

8.7   *Section 83(b) Election*. The Committee may provide in an Award Agreement that the Award of Restricted Stock is conditioned upon the Participant making or refraining from making an election with respect to the Award under Code Section 83(b). If a Participant makes an election pursuant to Code Section 83(b) concerning a Restricted Stock Award, the Participant shall be required to file promptly a copy of such election with the Company.

Article 9   Other Stock-Based Awards

9.1   *Other Stock-Based Awards*. The Committee may grant other types of equity-based or equity-related Awards not otherwise described by the terms of this Plan (including the grant or offer for sale of unrestricted Shares) in such amounts and subject to such terms and conditions, as the Committee shall determine. Such Other Stock-Based Awards may involve the transfer of actual Shares to Participants, or payment in cash or otherwise of amounts based on the value of Shares and may include, without limitation, Awards designed to comply with or take advantage of the applicable local laws of jurisdictions other than the United States.

9.2   *Value of Other Stock-Based Awards*. Each Other Stock-Based Award shall be expressed in terms of Shares or units based on Shares, as determined by the Committee. The Committee may establish performance goals in its discretion. If the Committee exercises its discretion to establish performance goals, the number and/or value of Other Stock-Based Awards that will be paid out to the Participant will depend on the extent to which the performance goals are met, subject to the terms and conditions of the Plan.

9.3 *Termination of Employment.* The Committee shall determine the extent to which the Participant shall be entitled to the vesting, payment or settlement of Other Stock-Based Awards following termination of the Participant's employment or service on the Board or to the Company or its Affiliates, as the case may be. Such provisions shall be determined in the sole discretion of the Committee, such provisions may be included in an agreement entered into with each Participant, but need not be uniform among all Awards of Other Stock-Based Awards issued pursuant to the Plan, and may reflect distinctions based on the reasons for termination.

Article 10   General Terms of Awards

10.1 *Dividends and Dividend Equivalents.* No dividends, dividend equivalents or distributions will be paid with respect to Shares subject to an Option or SAR Award. Any dividends or distributions payable with respect to Shares that are subject to the unvested portion of a Restricted Stock Award will be subject to the same restrictions and risk of forfeiture as the Shares to which such dividends or distributions relate. In its discretion, the Committee may provide in an Award Agreement for a Restricted Stock Unit Award or an Other Stock-Based Award that the Participant will be entitled to receive dividend equivalents, based on dividends actually declared and paid on outstanding Shares, on the units or other Share equivalents subject to the Restricted Stock Unit Award or Other Stock-Based Award, and such dividend equivalents will be subject to the same restrictions and risk of forfeiture as the units or other Share equivalents to which such dividend equivalents relate. The additional terms of any such dividend equivalents will be as set forth in the applicable Agreement, including the time and form of payment and whether such dividend equivalents will be credited with interest or deemed to be reinvested in additional units or Share equivalents. Any Shares issued or issuable during the term of this Plan as the result of the reinvestment of dividends or the deemed reinvestment of dividend equivalents in connection with an Award or a Prior Plan Award shall be counted against, and replenish upon any subsequent forfeiture, the Plan's Share Authorization as provided in Article 4.

10.2 *Restrictions on Shares.* The Committee may impose such restrictions on any Shares acquired pursuant to the exercise of an Option or SAR, or upon the vesting or payout of a Restricted Stock Award, Restricted Stock Unit Award or Other Stock-Based Award, as it may deem advisable, including minimum holding period requirements, restrictions under applicable federal securities laws or under the requirements of any stock exchange upon which such Shares are then listed and/or traded, or under any blue sky or state securities laws applicable to such Shares.

10.3 *Leave of Absence and Change in Status.* Except as otherwise provided in this Plan or an Award Agreement, employment of, or provision of services to, the Company or any Affiliate will not be deemed terminated in the case of (i) any approved leave of absence, (ii) transfers among the Company and any Affiliates in any capacity of Employee, Director or Third-Party Service Provider, or (iii) any change in status so long as the individual remains in the employment or service of the Company or any Affiliate. For purposes of continued employment by a Participant who has been granted an ISO, no approved leave of absence may exceed three months unless reemployment upon expiration of such leave is provided by statute or contract. If reemployment is not so provided, then on the date six months following the first day of such leave, any ISO held by the Participant shall cease to be treated as an ISO and shall be treated for tax purposes as a NQSO.

10.4 *Performance-Based Awards.* Any Award may be granted as a performance-based Award if the Committee establishes one or more measures of corporate, business unit or individual performance which must be attained, and the Performance Period over which the specified performance is to be attained, as a condition to the vesting, exercisability, lapse of restrictions and/ or settlement in cash or Shares of such Award. In connection with any such Award, the Committee shall determine the extent to which performance measures have been attained and other applicable terms and conditions have been satisfied, and the degree to which vesting, exercisability, lapse of restrictions and/or settlement in cash or Shares of such Award has been earned.

10.5 *Minimum Vesting Requirements.* Awards that vest based solely on the satisfaction by the Participant of service-based vesting conditions shall be subject to a vesting period of not less than one year from the applicable Grant Date, and Awards whose vesting is subject to the satisfaction of performance goals over a Performance Period shall be subject to a Performance Period of not less than one year. The foregoing minimum vesting and performance periods will not apply, however, in the following circumstances: (i) upon a Change in Control, (ii) termination of employment or of service as a Director or Third-Party Service Provider due to death, disability or retirement, (iii) to a Substitute Award that does not reduce the vesting period of the award being replaced, and (iv) Awards involving an aggregate number of Shares not in excess of 5% of the Share Authorization under Section 4.1.

10.6 *Deferrals of Awards.* The Committee may, in its discretion, permit or require the deferral by a Participant of the issuance of Shares or payment of cash in settlement of any Full-Value Award, subject to such terms, conditions, rules and procedures as it may establish or prescribe for such purpose and with the intention of complying with the applicable requirements of Code Section 409A. The terms, conditions, rules and procedures for any such deferral shall be set forth in writing in the relevant Agreement or in such other agreement, plan or document as the Committee may determine, or some combination of such documents. The terms, conditions, rules and procedures for any such deferral shall address, to the extent relevant, matters such as: (i) the amount of compensation that may or must be deferred (or the method for calculating the amount); (ii) the permissible time(s) and form(s) of payment of deferred amounts; (iii) the terms and conditions of any deferral elections by a Participant or of any deferral required by the Company; and (iv) the crediting of interest or dividend equivalents on deferred amounts.

Article 11 Change in Control

11.1 *Corporate Transactions*. Unless otherwise provided in an Award Agreement, the following provisions shall apply to outstanding Awards in the event of a Change in Control that involves a Corporate Transaction.

(a) *Continuation, Assumption or Replacement of Awards*. In the event of a Corporate Transaction, then the surviving or successor entity (or its Parent) may continue, assume or replace Awards outstanding as of the date of the Corporate Transaction (with such adjustments as may be required or permitted by Article 4), and such Awards or replacements therefor shall remain outstanding and be governed by their respective terms, subject to Section 11.1(d) below. A surviving or successor entity may elect to continue, assume or replace only some Awards or portions of Awards. For purposes of this Section 11.1(a), an Award shall be considered assumed or replaced if, in connection with the Corporate Transaction and in a manner consistent with Code Sections 409A and 424, either (i) the contractual obligations represented by the Award are expressly assumed by the surviving or successor entity (or its Parent) with appropriate adjustments to the number and type of securities subject to the Award and the Option Price or Grant Price, as applicable, thereof that preserves the intrinsic value of the Award existing at the time of the Corporate Transaction, or (ii) the Participant has received a comparable equity-based award that preserves the intrinsic value of the Award existing at the time of the Corporate Transaction and contains terms and conditions that are substantially similar to those of the Award.

(b) *Acceleration*. If and to the extent that outstanding Awards under the Plan are not continued, assumed or replaced in connection with a Corporate Transaction, then (i) all outstanding Options and SARs shall become fully vested and exercisable for such period of time prior to the effective time of the Corporate Transaction as is deemed fair and equitable by the Committee, and shall terminate at the effective time of the Corporate Transaction, (ii) all outstanding Full-Value Awards shall fully vest immediately prior to the effective time of the Corporate Transaction, and (iii) to the extent vesting of any Award is subject to satisfaction of specified performance goals, such Award shall be deemed "fully vested" for purposes of this Section 11.1(b) if the performance goals are deemed to have been satisfied at the target level of performance. The Committee shall provide written notice of the period of accelerated exercisability of Options and SARs to all affected Participants. The accelerated exercisability of any Option or SAR pursuant to this Section 11.1(b) and the exercise of any Option or SAR whose exercisability is so accelerated shall be conditioned upon the consummation of the Corporate Transaction, and any such exercise shall be effective only immediately before such consummation.

(c) *Payment for Awards*. If and to the extent that outstanding Awards under the Plan are not continued, assumed or replaced in connection with a Corporate Transaction, then the Committee may provide that some or all of such outstanding Awards shall be cancelled at or immediately prior to the effective time of the Corporate Transaction in exchange for payments to the holders as provided in this Section 11.1(c). The Committee will not be required to treat all Awards similarly for purposes of this Section 11.1(c). The payment for any Award cancelled shall be in an amount equal to the difference, if any, between (i) the fair market value (as determined in good faith by the Committee) of the consideration that would otherwise be received in the Corporate Transaction for the number of Shares subject to the Award, and (ii) the aggregate Option Price or Grant Price, as applicable (if any) for the Shares subject to such Award. If the amount determined pursuant to clause (i) of the preceding sentence is less than or equal to the amount determined pursuant to clause (ii) of the preceding sentence with respect to any Award, such Award may be cancelled pursuant to this Section 11.1(c) without payment of any kind to the affected Participant. With respect to an Award whose vesting is subject to the satisfaction of specified performance goals, the number of Shares subject to such an Award for purposes of this Section 11.1(c) shall be the number of Shares as to which the Award would have been deemed "fully vested" for purposes of Section 11.1(b). Payment of any amount under this Section 11.1(c) shall be made in such form, on such terms and subject to such conditions as the Committee determines in its discretion, which may or may not be the same as the form, terms and conditions applicable to payments to the Company's shareholders in connection with the Corporate Transaction, and may, in the Committee's discretion, include subjecting such payments to vesting conditions comparable to those of the Award cancelled, subjecting such payments to escrow or holdback terms comparable to those imposed upon the Company's shareholders under the Corporate Transaction, or calculating and paying the present value of payments that would otherwise be subject to escrow or holdback terms.

(d) *Termination After a Corporate Transaction*. If and to the extent that Awards are continued, assumed or replaced under the circumstances described in Section 11.1(a), and if within one year after the Corporate Transaction a Participant experiences an involuntary termination of employment or provision of services as a Director or Third-Party Service Provider for reasons other than Cause, then (i) outstanding Options and SARs issued to the Participant that are not yet fully exercisable shall immediately become exercisable in full and shall remain exercisable for one year following the Participant's termination of employment or service, and (ii) any Full-Value Awards that are not yet fully vested shall immediately vest in full (with vesting in full for a performance-based award determined as provided in Section 11.1(b)).

11.2 *Other Change in Control*. In the event of a Change in Control that does not involve a Corporate Transaction, the Committee may, in its discretion, take such action as it deems appropriate with respect to outstanding Awards, which may include: (i) providing for the cancellation of any Award in exchange for payments in a manner similar to that provided in Section 11.1(c) or (ii) making such adjustments to the Awards then outstanding as the Committee deems appropriate to reflect such change in control, which may include the acceleration of vesting in full or in part. The Committee will not be required to treat all Awards similarly in such circumstances, and may include such further provisions and limitations in any Award Agreement as it may deem equitable and in the best interests of the Company.

11.3 *Dissolution or Liquidation.* Unless otherwise provided in an Award Agreement, in the event the shareholders of the Company approve the complete dissolution or liquidation of the Company, all outstanding Awards shall vest and become fully exercisable, and will terminate immediately prior to the consummation of any such proposed action. The Committee will notify each Participant as soon as practicable of such accelerated vesting and exercisability and pending termination.

Article 12   Transferability of Awards

12.1 *Transferability.* Except as provided in Section 12.2 below, during a Participant's lifetime, his or her Awards shall be exercisable only by the Participant. Awards shall not be transferable other than by will or the laws of descent and distribution; no Awards shall be subject, in whole or in part, to attachment, execution, or levy of any kind; and any purported transfer in violation hereof shall be null and void.

12.2 *Committee Action.* The Committee may, in its discretion, determine that notwithstanding Section 12.1, any or all Awards (other than ISOs) may be transferable by gift to any "family member" (as defined in General Instruction A(5) to Form S-8 under the Securities Act of 1933, as amended). Any Award held by a transferee shall continue to be subject to the same terms and conditions that were applicable to that Award immediately before the transfer thereof. For purposes of any provision of the Plan relating to notice to a Participant or to acceleration or termination of an Award upon the death or termination of employment of a Participant, the references to "Participant" shall mean the original grantee of an Award and not any transferee.

12.3 *Domestic Relations Orders.* Without limiting the generality of Section 12.1, and notwithstanding Section 12.2, no domestic relations order purporting to authorize a transfer of an Award shall be recognized as valid.

Article 13   Beneficiary Designation

Each Participant under this Plan may, from time to time, name any beneficiary or beneficiaries (who may be named contingently or successively) to whom any benefit under this Plan is to be paid in case of his death before he receives any or all of such benefit. Each such designation shall revoke all prior designations by the same Participant, shall be in a form prescribed by the Committee, and will be effective only when filed by the Participant in writing with the Company during the Participant's lifetime. In the absence of any such beneficiary designation, benefits remaining unpaid or rights remaining unexercised at the Participant's death shall be paid or exercised by the Participant's executor, administrator, or legal representative.

Article 14   Rights of Participants

14.1 *Employment.* Nothing in this Plan or an Award Agreement shall interfere with or limit in any way the right of the Company or its Affiliates to terminate any Participant's employment or service on the Board or to the Company or its Affiliates at any time or for any reason not prohibited by law, nor confer upon any Participant any right to continue his employment or service as a Director or Third-Party Service Provider for any specified period of time. Neither an Award nor any benefits arising under this Plan shall constitute an employment contract with the Company or its Affiliates and, accordingly, subject to Articles 3 and 15, this Plan and the benefits hereunder may be terminated at any time in the sole and exclusive discretion of the Committee without giving rise to any liability on the part of the Company or its Affiliates.

14.2 *Participation.* No individual shall have the right to be selected to receive an Award under this Plan, or, having been so selected, to be selected to receive a future Award.

14.3 *Rights as a Shareholder.* Except as otherwise provided herein, a Participant shall have none of the rights of a shareholder with respect to Shares covered by any Award until the Participant becomes the record holder of such Shares.

Article 15   Amendment, Modification, Suspension, and Termination

15.1 *Amendment, Modification, Suspension, and Termination.* Subject to Section 15.3, the Committee may, at any time and from time to time, alter, amend, modify, suspend, or terminate this Plan and any Award Agreement in whole or in part; provided, however, that, without the prior approval of the Company's shareholders and except as provided in Section 4.6, no Option or SAR may be (i) amended to decrease the Option Price or Grant Price, as applicable, thereof, (ii) cancelled in exchange for the grant of any new Option or SAR with a lower exercise price, (iii) cancelled in exchange for cash, other property or the grant of any new Full-Value Award at a time when the Option Price of the Option or the Grant Price of the SAR is greater than the current Fair Market Value of a Share, or (iv) otherwise subject to any action that would be treated under accounting rules as a "repricing" of such Option or SAR. In addition, no material amendment of this Plan shall be made without shareholder approval if shareholder approval is required by law, regulation, or stock exchange rule.

15.2 *Adjustment of Awards Upon the Occurrence of Certain Unusual or Nonrecurring Events.* The Committee shall make equitable and appropriate adjustments in the terms and conditions of, and the criteria included in, Awards in recognition of unusual or nonrecurring events (including, without limitation, the events described in Section 4.6 hereof) affecting the Company or the financial statements of the Company or of changes in applicable laws, regulations, or accounting principles, whenever the Committee determines that such adjustments are appropriate in order to prevent unintended dilution or enlargement of the benefits or potential benefits intended to be made available under this Plan. The determination of the Committee as to the foregoing adjustments, if any, shall be conclusive and binding on Participants under this Plan.

15.3 *Awards Previously Granted.* Notwithstanding any other provision of this Plan to the contrary (other than 15.4), no termination, amendment, suspension, or modification of this Plan or an Award Agreement shall adversely affect in any material way any Award previously granted under this Plan, without the written consent of the Participant holding such Award.

15.4 *Amendment to Conform to Law.* Notwithstanding any other provision of this Plan to the contrary, the Committee may amend the Plan or an Award Agreement, to take effect retroactively or otherwise, as deemed necessary or advisable for the purpose of conforming the Plan or an Award Agreement to any present or future law or stock exchange rule relating to plans of this or similar nature (including, but not limited to, Code Section 409A), and to any administrative regulations and rulings promulgated thereunder.

Article 16   Substitute Awards

The Committee may grant Awards under the Plan in substitution for, or in connection with the assumption of, existing awards granted or issued by another entity and assumed or otherwise agreed to be provided for by the Company pursuant to or by reason of a transaction involving a merger, consolidation, acquisition of property or stock, separation, reorganization or liquidation to which the Company or an Affiliate is a party. The terms and conditions of the Substitute Awards may vary from the terms and conditions set forth in the Plan to the extent that the Committee at the time of the grant may deem appropriate to conform, in whole or in part, to the provisions of the awards in substitution for which they are granted.

Article 17   Withholding

17.1 *Tax Withholding.* The Company shall have the power and the right to deduct or withhold, or require a Participant to remit to the Company, an amount sufficient to satisfy federal, state, and local taxes, domestic or foreign, required by law or regulation to be withheld with respect to any taxable event arising as a result of this Plan.

17.2 *Share Withholding.* With respect to tax withholding required upon the grant, vesting, exercise or settlement of an Award granted hereunder, Participants may elect, subject to the approval of the Committee, as set forth in the applicable Award Agreement, to satisfy the withholding requirement, in whole or in part (up to the Participant's maximum required tax withholding rate), by having the Company withhold Shares, or by the Participant delivering to the Company already owned Shares, in either case having a Fair Market Value on the date the tax is to be determined equal to the amount required to be withheld. All such elections shall be irrevocable, made in writing, and signed by the Participant, and shall be subject to any restrictions or limitations that the Committee, in its sole discretion, deems appropriate.

Article 18   Successors

All obligations of the Company under this Plan with respect to Awards granted hereunder shall be binding on any successor to the Company, whether the existence of such successor is the result of a direct or indirect purchase, merger, consolidation, or otherwise, of all or substantially all of the business and/or assets of the Company.

Article 19   General Provisions

19.1 *Forfeiture Events.*

(a) The Committee may specify in an Award Agreement that the Participant's rights, payments, and benefits with respect to an Award shall be subject to reduction, cancellation, forfeiture, or recoupment upon the occurrence of certain specified events, in addition to any otherwise applicable vesting or performance conditions of an Award. Such events may include, but shall not be limited to, termination of employment for Cause; termination of the Participant's provision of services to the Company or any Affiliate; violation of material Company or Affiliate policies; breach of confidentiality, nonsolicitation, noncompetition, invention assignment, or other restrictive covenants that may apply to the Participant; or other conduct by the Participant that is detrimental to the business or reputation of the Company or its Affiliates.

(b) Awards shall be subject to any compensation recoupment policy adopted by the Board or Committee, and as such policy may be amended from time to time after its adoption.

19.2 *Uncertificated Shares.* To the extent that this Plan provides for issuance of certificates to reflect the transfer of Shares, the transfer of such Shares may be effected on a noncertificated basis, to the extent not prohibited by applicable law or the rules of any stock exchange upon which such Shares are then listed and/or traded.

19.3 *Legend.* The certificates, or book-entry confirmation or notification in the case of uncertificated Shares, for Shares may include any legend which the Committee deems appropriate to reflect any restrictions on transfer of such Shares, including the legends described in Sections 8.3 and 8.4.

19.4 *Gender and Number.* Except where otherwise indicated by the context, any masculine term used herein also shall include the feminine, the plural shall include the singular, and the singular shall include the plural.

19.5 *Severability.* In the event any provision of this Plan shall be held illegal or invalid for any reason, the illegality or invalidity shall not affect the remaining parts of this Plan, and this Plan shall be construed and enforced as if the illegal or invalid provision had not been included.

19.6 *Requirements of Law.* The granting of Awards and the issuance of Shares under this Plan shall be subject to all applicable laws, rules, and regulations, including compliance with the provisions of applicable state and federal securities laws, and to such approvals by any governmental agencies or stock exchange as may be required.

19.7 *Delivery of Title.* The Company shall have no obligation to issue or deliver evidence of title for Shares issued under this Plan prior to:

(a) Obtaining any approvals from governmental agencies that the Company determines are necessary or advisable; and

(b) Completion of any registration or other qualification of the Shares under any applicable national or foreign law or ruling of any governmental body that the Company determines to be necessary or advisable.

19.8 *Inability to Obtain Authority.* The inability of the Company to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company's counsel to be necessary to the lawful issuance and sale of any Shares hereunder, shall relieve the Company of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority shall not have been obtained.

19.9 *Investment Representations.* The Committee may require any individual receiving Shares pursuant to an Award under this Plan to represent and warrant in writing that the individual is acquiring the Shares for investment and without any present intention to sell or distribute such Shares.

19.10 *Employees Based Outside of the United States.* Notwithstanding any provision of this Plan to the contrary, in order to comply with the laws in other countries in which the Company or its Affiliates operate or have Employees, Directors, or Third-Party Service Providers, the Committee, in its sole discretion, shall have the power and authority to:

(a) Determine which Affiliates shall be covered by this Plan;

(b) Determine which Employees, Directors, or Third-Party Service Providers outside the United States are eligible to participate in this Plan;

(c) Modify the terms and conditions of any Award granted to Employees, Directors, or Third-Party Service Providers outside the United States to comply with applicable foreign laws;

(d) Establish subplans and modify exercise procedures and other terms and procedures, to the extent such actions may be necessary or advisable. Any subplans and modifications to Plan terms and procedures established under this Section 19.10 by the Committee shall be attached to this Plan document as appendices; and

(e) Take any action, before or after an Award is made, that it deems advisable to obtain approval or comply with any necessary local government regulatory exemptions or approvals.

Notwithstanding the above, the Committee may not take any actions hereunder, and no Awards shall be granted, that would violate applicable law.

19.11 *Unfunded Plan.* Participants shall have no right, title, or interest whatsoever in or to any investments that the Company or its Affiliates may make to aid it in meeting its obligations under this Plan. Nothing contained in this Plan, and no action taken pursuant to its provisions, shall create or be construed to create a trust of any kind, or a fiduciary relationship between the Company and any Participant, beneficiary, legal representative, or any other individual. To the extent that any individual acquires a right to receive payments from the Company or its Affiliates under this Plan, such right shall be no greater than the right of an unsecured general creditor of the Company or Affiliate, as the case may be. All payments to be made hereunder shall be paid from the general funds of the Company or Affiliate, as the case may be, and no special or separate fund shall be established and no segregation of assets shall be made to assure payment of such amounts except as expressly set forth in this Plan.

19.12 *No Fractional Shares.* No fractional Shares shall be issued or delivered pursuant to this Plan or any Award. The Committee shall determine whether cash, Awards, or other property shall be issued or paid in lieu of fractional Shares or whether such fractional Shares or any rights thereto shall be forfeited or otherwise eliminated.

19.13 *Retirement and Welfare Plans.* Neither Awards made under this Plan nor Shares or cash paid pursuant to such Awards, may be included as "compensation" for purposes of computing the benefits payable to any Participant under the Company's or any Affiliate's retirement plans (both qualified and nonqualified) or welfare benefit plans unless such other plan expressly provides that such compensation shall be taken into account in computing a Participant's benefit.

19.14 *Code Section 409A.* It is intended that (i) all Awards of Options, SARs and Restricted Stock under the Plan will not provide for the deferral of compensation within the meaning of Code Section 409A and thereby be exempt from Code Section 409A, and (ii) all other Awards under the Plan will either not provide for the deferral of compensation within the meaning of Code Section 409A, or will comply with the requirements of Code Section 409A, and Awards shall be structured and the Plan administered and interpreted in accordance with this intent. The Plan and any Agreement may be unilaterally amended by the Company in any manner deemed necessary or advisable by the Committee or Board in order to maintain such exemption from or compliance with Code Section 409A, and any such amendment shall conclusively be presumed to be necessary to conform to applicable law. Notwithstanding anything to the contrary in the Plan or any Agreement, with respect to any Award that constitutes a deferral of compensation subject to Code Section 409A:

(a) If any amount is payable under such Award upon a termination of employment with, or other service to, the Company and its Affiliates, such termination will be deemed to have occurred only at such time as the Participant has experienced a "separation from service" as such term is defined for purposes of Code Section 409A; and

(b) If any amount shall be payable with respect to any such Award as a result of a Participant's "separation from service" at such time as the Participant is a "specified employee" within the meaning of Code Section 409A, then no payment shall be made, except as permitted under Code Section 409A, prior to the first business day after the earlier of (i) the date that is six months after the Participant's separation from service or (ii) the Participant's death. Unless the Committee has adopted a specified employee identification policy as contemplated by Code Section 409A, specified employees will be identified in accordance with the default provisions specified under Code Section 409A.

None of the Company, the Board, the Committee nor any other person involved with the administration of this Plan shall (i) in any way be responsible for ensuring the exemption of any Award from, or compliance by any Award with, the requirements of Code Section 409A, (ii) have any obligation to design or administer the Plan or Awards granted thereunder in a manner that minimizes a Participant's tax liabilities, including the avoidance of any additional tax liabilities under Code Section 409A, or (iii) have any liability to any Participant for any such tax liabilities.

19.15 *Nonexclusivity of this Plan.* The adoption of this Plan shall not be construed as creating any limitations on the power of the Board or Committee to adopt such other compensation arrangements as it may deem desirable for any Participant.

19.16 *No Constraint on Corporate Action.* Nothing in this Plan shall be construed to: (i) limit, impair, or otherwise affect the Company's or an Affiliate's right or power to make adjustments, reclassifications, reorganizations, or changes of its capital or business structure, or to merge or consolidate, or dissolve, liquidate, sell, or transfer all or any part of its business or assets; or (ii) limit the right or power of the Company or an Affiliate to take any action which such entity deems to be necessary or appropriate.

19.17 *Governing Law.* The Plan and each Award Agreement shall be governed by the laws of the State of Minnesota, excluding any conflicts or choice of law rule or principle that might otherwise refer construction or interpretation of this Plan to the substantive law of another jurisdiction. Unless otherwise provided in the Award Agreement, recipients of an Award under this Plan are deemed to submit to the exclusive jurisdiction and venue of the federal or state courts of Minnesota, to resolve any and all issues that may arise out of or relate to this Plan or any related Award Agreement.

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Polaris Inc.
2100 Highway 55
Medina, MN 55340

763-542-0500
763-542-0599 fax
www.polaris.com